UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended **December 31, 2023**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **001-37848**

KINSALE CAPITAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**98-0664337**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2035 Maywill Street, Suite 100
Richmond, Virginia 23230
(Address of principal executive offices, including zip code)

(804) 289-1300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	KNSL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large Accelerated Filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of the registrant's common stock held by non-affiliates as of June 30, 2023 was approximately $8,197,188,903.

The number of the registrant's common shares outstanding was 23,189,095 as of February 16, 2024.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement relating to its 2024 annual meeting of stockholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K. The 2024 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Table of Contents

Unless the context requires otherwise, the words "Kinsale," the "Company," "we," "us" and "our" in this Annual Report on Form 10-K refer to Kinsale Capital Group, Inc. and its subsidiaries.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that does not directly relate to historical or current fact. These statements may discuss, among others, our future financial performance, our business prospects and strategy, our anticipated financial position, liquidity and capital, dividends and general market and industry conditions. You can identify forward-looking statements by words such as "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," "believes," "seeks," "outlook," "future," "will," "would," "should," "could," "may," "can have" and similar terms. Forward-looking statements are based on management's current expectations and assumptions about future events, which are subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements are only predictions and are not guarantees of future performance. Actual results may differ materially from those contemplated by a forward-looking statement. Factors that may cause such differences include, without limitation:

- the possibility that our loss reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows;

- the inherent uncertainty of models resulting in actual losses that are materially different than our estimates;

- the failure of any of the loss limitations or exclusions we employ, or change in other claims or coverage issues, having a material adverse effect on our financial condition or results of operations;

- the inability to obtain reinsurance coverage at reasonable prices and on terms that adequately protect us;

- the possibility that severe weather conditions and catastrophes, including due to climate change, pandemics and similar events adversely affecting our business, results of operations and financial condition;

- adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity resulting in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, affecting our growth and profitability;

- a decline in our financial strength rating adversely affecting the amount of business we write;

- the potential loss of one or more key executives or an inability to attract and retain qualified personnel adversely affecting our results of operations;

- our reliance on a select group of brokers;

- the changing market conditions of our excess and surplus lines ("E&S") insurance operations, as well as the cyclical nature of our business, affecting our financial performance;

- our employees taking excessive risks;

- the intense competition for business in our industry;

- the effects of litigation having an adverse effect on our business;

- the performance of our investment portfolio adversely affecting our financial results;

- the ability to pay dividends being dependent on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary;

- being forced to sell investments to meet our liquidity requirements;

- our credit agreements contain a number of financial and other covenants, the breach of which could result in acceleration of payment of amounts due under our borrowings;

- extensive regulation adversely affecting our ability to achieve our business objectives or the failure to comply with these regulations adversely affecting our financial condition and results of operations;

- the other risks and uncertainties discussed in Part I, Item 1A of this Annual Report on Form 10-K.

Forward-looking statements speak only as of the date on which they are made. Except as expressly required under federal securities laws or the rules and regulations of the Securities and Exchange Commission ("SEC"), we do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

[This page intentionally left blank]

PART I

Item 1. Business

Kinsale is a property and casualty insurance company that focuses exclusively on the excess and surplus lines ("E&S") market in the U.S., where we can use our underwriting expertise to write coverages for hard-to-place, small business risks and personal lines risks. We market and sell these insurance products in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands primarily through a network of independent insurance brokers. Our experienced and cohesive management team has an average of over 30 years of relevant experience. Many of our employees and members of our management team have also worked together for decades at other E&S insurance companies.

Our goal is to deliver long-term value for our stockholders by growing our business and generating attractive returns. We seek to accomplish this by generating consistent and attractive underwriting profits while managing our capital prudently. Using our proprietary technology platform and leveraging the expertise of our highly-experienced employees in our daily operations, we have built a company that is entrepreneurial and highly efficient. We believe our systems and technology are at the digital forefront of the insurance industry and allow us to quickly collect and analyze data, thereby improving our ability to manage our business and reduce our response times to our customers. We believe that we have differentiated ourselves from our competitors by effectively leveraging technology, vigilantly controlling expenses and maintaining control over our underwriting and claims operations.

We have significantly grown our business and have generated strong returns. During 2023, our gross written premiums increased by 42.3%, to $1.6 billion for the year ended December 31, 2023. Our return on equity and combined ratios were 33.6% and 75.4%, respectively, for the year ended December 31, 2023. Our operating return on equity, a non-GAAP financial measure, was 31.8% for the year ended December 31, 2023. We believe that we are well positioned to continue to capitalize on attractive opportunities in our target market and to prudently grow our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income to net operating earnings and calculations using net operating earnings (e.g., operating return on equity).

The following table compares stockholder returns of Kinsale to those of the S&P 500.

Kinsale's Performance vs. the S&P 500

Year	Annual Percentage Change [1]	
	Kinsale [2]	S&P 500
2016	113.5	4.2
2017	33.2	21.8
2018	24.1	(4.4)
2019	83.7	31.5
2020	97.3	18.4
2021	19.2	28.7
2022	10.2	(18.1)
2023	28.3	26.3
Compounded Annual Gain — 2016-2023	51.2 %	13.2 %
Overall Gain — 2016-2023	2,052.6 %	151.4 %

[1] Data for 2016 begins with Kinsale's initial public offering date of July 28, 2016 and assumes reinvestment of dividends.

[2] Returns are calculated from the initial public offering price of $16.00 per share.

Our Products

We write a broad array of insurance coverages for risks that are unusual or hard to place in the standard insurance market. Typical E&S risks include newly established companies or industries, high-risk operations, insureds in litigious venues or companies with poor loss histories. We target classes of business where our underwriters have extensive experience allowing us to compete effectively and earn attractive returns. Our underwriters specialize in individual lines of business which allows them to develop in-depth knowledge and experience of the risks they underwrite. Our core client focus is small- to medium-sized accounts, which we believe are subject to less competition and have better pricing. The average premium per policy written by us in 2023 was $15,200. Excluding our personal insurance division, which has a relatively low premium per policy written, the average premium per policy written was $16,400 in 2023. We believe that our strategy, experience and expertise allow us to compete effectively in the E&S market and will enable us to generate attractive long-term stockholder value.

In 2023, the percentage breakdown of our gross written premiums was 67.3% casualty and 32.7% property. Our commercial lines offerings include commercial property, excess casualty, small business casualty, construction, general casualty, allied health, products liability, small business property, life sciences, entertainment, energy, professional liability, management liability, environmental, excess professional, health care, public entity, commercial auto, inland marine, aviation, ocean marine, product recall, and railroad. We also write homeowners' coverage in the personal lines market, which in aggregate represented 2.5% of our gross written premiums in 2023.

The following table provides a summary of gross premiums written by division for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,					
	2023		**2022**		**2021**	
	($ in thousands)					
Commercial:						
Commercial Property	$ 411,956	26.3 %	$ 181,505	16.5 %	$ 72,392	9.5 %
Excess Casualty	194,049	12.4 %	147,485	13.4 %	108,487	14.2 %
Small Business Casualty	174,080	11.1 %	149,366	13.6 %	112,553	14.7 %
Construction	137,887	8.8 %	122,524	11.1 %	101,441	13.3 %
General Casualty	118,745	7.5 %	69,784	6.3 %	36,037	4.7 %
Allied Health	67,808	4.3 %	58,839	5.4 %	51,945	6.8 %
Products Liability	61,786	3.9 %	60,374	5.5 %	55,070	7.2 %
Small Business Property	43,893	2.8 %	21,002	1.9 %	6,160	0.8 %
Life Sciences	41,379	2.6 %	41,346	3.7 %	40,487	5.3 %
Entertainment	39,218	2.5 %	22,268	2.0 %	12,401	1.6 %
All other commercial lines	239,537	15.3 %	193,049	17.5 %	140,277	18.4 %
Total commercial	1,530,338	97.5 %	1,067,542	96.9 %	737,250	96.5 %
Personal:						
Personal Insurance	24,182	1.5 %	31,289	2.8 %	27,002	3.5 %
High Value Homeowners	14,295	1.0 %	3,261	0.3 %	121	— %
Total personal	$ 38,477	2.5 %	$ 34,550	3.1 %	$ 27,123	3.5 %
Total gross written premiums	$ 1,568,815	100.0 %	$ 1,102,092	100.0 %	$ 764,373	100.0 %

Our Competitive Strengths

We believe that our competitive strengths include:

Exclusive focus on the E&S market. The E&S, or non-admitted, market has historically operated at lower loss ratios and higher margins, and has grown direct premiums written more quickly than the standard, or admitted, market. From 2001 to 2022, A.M. Best Company's ("A.M. Best") domestic professional surplus lines composite produced an average net loss and loss adjustment expense ratio of 69.3% and grew direct premiums written by 9.6% annually, versus 73.6% and 4.2%, respectively for the property and casualty ("P&C") industry.

Underwriting expertise across a broad spectrum of hard-to-place risks. We have a broad appetite to underwrite a diverse set of risks across the E&S market. Our underwriting team is highly experienced, and individually underwrites each risk to appropriately price and structure solutions. We balance our broad risk appetite by maintaining a diversified book of smaller accounts with strong pricing and well-defined coverages. Unlike many of our competitors, we do not extend underwriting authority to brokers, agents or other third parties. For the year ended December 31, 2023, our loss and loss adjustment expense ratio was 54.6%.

Technology is a core competency. As an insurance company that was founded in 2009, we have the benefit of having built a proprietary technology platform that reflects the best practices our management team has learned from its extensive experience. We operate on an integrated digital platform with a data warehouse that collects an array of statistical data. Our platform provides a high degree of efficiency, accuracy and speed across all of our processes. We are able to use the data that we collect to quickly analyze trends across all functions in our business. Our customized proprietary systems help us to reduce the risk of administrative errors in our policy forms and include all of the necessary exclusions for the specified risk, and provides for the efficient and accurate handling of claims. Additionally, our systems enable us to rapidly respond to brokers, allowing our underwriters to reply to many of our submissions within 24 hours, a significant benefit to our brokers. While our technology offers a competitive advantage, we also recognize that more modern technologies provide solutions for increased automation and efficiency; as such, we continue to dedicate resources to maintain and improve our technology. We believe that our approach to technological advancement will provide us with an enduring competitive advantage as it allows us to quickly respond to market opportunities, and will continue to scale as our business grows.

Significantly lower expense ratio than our competitors. Expense management is ingrained in our business culture. We believe that the combination of our proprietary technology platform and our expense management allows us to process quotes, underwrite policies and operate with a substantial cost advantage over our direct competitors. In particular, our efficient platform allows us to provide a higher level of service to our brokers and to target smaller accounts which we believe are generally subject to less competition. For the year ended December 31, 2023, our expense ratio was 20.8%.

Fully integrated claims management. We believe that actively managing our claims results in more favorable outcomes and a higher degree of reserve accuracy. We manage all of our claims in-house and do not delegate claims management authority to third parties. We promptly and thoroughly investigate all claims, generally through direct contact with the insured, and leverage both our systems and our underwriters to gather the relevant facts. As necessary, we employ local counsel in defense of our policy holders and independent adjusters for task assignments. When we believe claims are without merit, we vigorously contest payment. We currently average 93 open claims per claims adjuster (92 open claims per claims adjuster excluding catastrophe claims), which we believe is lower than industry average. As of December 31, 2023, our reserves for claims incurred but not reported were approximately 90.5% of our total net loss reserves. Of the total open claims as of December 31, 2023, 16.1% were open for accident years 2019 and prior.

Entrepreneurial management team with a track record of success. Our management team is highly experienced with an average of over 30 years of relevant experience, bringing together a full suite of underwriting, claims, technology and operating skills that we believe will drive our long-term success. The majority of our management team has a proven track record of successfully building high-performing specialty insurance companies. We are led by Michael Kehoe who, prior to founding Kinsale, was the president and chief executive officer of James River Insurance Company from 2002 until 2008. Prior to James River Insurance Company, Mr. Kehoe held several senior positions at Colony Insurance Company. Many of our other employees and members of our management team worked with Mr. Kehoe at James River Insurance Company and have decades of experience at other E&S insurance companies. As meaningful owners of Kinsale, we believe our management team has closely-aligned interests with our stockholders.

Our Board of Directors has deep insurance and financial services industry experience. Our Board of Directors is comprised of accomplished industry veterans. Collectively, our board members bring decades of experience from their prior roles operating and working in insurance and other financial services companies.

Our Strategy

We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns. Our approach involves:

Expand our presence in the E&S market. According to A.M. Best, the total E&S market was approximately $98.5 billion of direct written premiums in 2022. Based on our 2023 gross written premiums of $1.6 billion, our current market share is approximately 1.6%. We believe that our exclusive focus on the E&S market and our high levels of service, including our ability to quote, underwrite and bind insurance policies in a timely manner through our efficient systems, allow us to better serve our brokers and position us to profitably increase our market share.

Generate underwriting profits. We focus on underwriting profitability regardless of market cycles. Our strategy is to concentrate on hard-to-place risks and to maintain adequate rate levels for the risks that we underwrite. We maintain control over our underwriting process to ensure consistent quality of work. We underwrite each account individually and never delegate authority to any outside agents or brokers.

Maintain a contrarian risk appetite. Our flexibility as an E&S insurer enables us to write business at attractive returns while offering competitive policies to our brokers and insureds. We believe we distinguish ourselves in the market with our contrarian risk appetite and our willingness to offer terms on risks requiring more extensive underwriting that some of our competitors may decline to consider. Such accounts frequently offer us a better return than those preferred by our competitors due to reduced competition.

Leverage investment in technology to drive efficiencies. We use a proprietary technology platform to drive a high level of efficiency, accuracy and speed in our underwriting and quoting process. We have organized our workflows, designed our systems and aligned our staff to provide superior service levels to brokers while achieving a level of efficiency that we believe provides us with a competitive advantage and helps contribute to our low expense ratio. We believe that automation also reduces human error in our underwriting, policy processing, accounting, collections, and claims adjusting processes. Additionally, we are able to track quotes, monitor historical loss experience and reserve development, and measure other relevant metrics at a granular level of detail. We believe that our technology approach is scalable and will allow us to maintain a low expense ratio as we continue to organically grow our business.

Maintain a strong balance sheet. In order to maintain the confidence of policyholders, brokers, reinsurers, investors, regulators and rating agencies, we seek to establish and maintain a conservative balance sheet. We have a robust process for setting our loss reserves and regularly reviewing our estimates. In addition, we maintain a conservative investment portfolio. Our strong balance sheet allows us to maintain the confidence of our investors and other constituencies, and thereby position ourselves to better achieve our goals.

Our Structure

The chart below displays our corporate structure:


Kinsale Capital Group, Inc.
(Delaware corporation)
Kinsale Management, Inc.
(Delaware corporation; management services company)
Kinsale Insurance Company
(Arkansas corporation; stock insurance company)
Aspera Insurance Services, Inc.
(Virginia corporation; insurance broker)
Kinsale Real Estate, Inc.
(Delaware corporation; real estate holding company)
2001 Maywill, LLC
(Delaware limited liability company; real estate entity)
2000 Maywill, LLC
(Delaware limited liability company; real estate entity)

Kinsale Capital Group, Inc., a Delaware domiciled insurance holding company, was formed on June 3, 2009 for the purpose of acquiring and managing insurance entities. Prior to September 5, 2014, the Company was a Bermuda registered holding company, formerly known as Kinsale Capital Group, Ltd. ("KCGL"). Effective September 5, 2014, KCGL was re-domesticated from Bermuda to Delaware. A wholly-owned subsidiary of KCGL, Kinsale Capital Group, Inc., which was formed on June 4, 2009 as a U.S. holding company, was immediately merged into the re-domesticated entity and Kinsale Capital Group, Ltd. changed its name to Kinsale Capital Group, Inc.

On June 4, 2009, we incorporated Kinsale Management, Inc. ("Kinsale Management") as a wholly-owned subsidiary domiciled in Delaware, in order to provide management services to all of our U.S.-based subsidiaries.

On February 5, 2010, we acquired American Healthcare Specialty Insurance Company and changed its name to Kinsale Insurance Company ("Kinsale Insurance"). Kinsale Insurance is an Arkansas-domiciled insurance company and is eligible to operate on an excess and surplus lines basis in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands.

On August 21, 2013, we established Aspera Insurance Services, Inc. ("Aspera"), an insurance broker. Aspera is domiciled in Virginia and is authorized to conduct business in Virginia, Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Louisiana, Maine, Maryland, Massachusetts, Michigan, Mississippi, Nevada, New Hampshire, New Jersey, New York, North Carolina, Oregon, Pennsylvania, Rhode Island, South Carolina, Texas, Vermont and Washington.

On December 3, 2018, we incorporated Kinsale Real Estate, Inc. ("Kinsale Real Estate"), as a wholly-owned subsidiary domiciled in Delaware, in order to acquire and hold real estate.

On December 3, 2018, we incorporated 2001 Maywill, LLC, as a wholly-owned subsidiary of Kinsale Real Estate, domiciled in Delaware, in order to hold our corporate headquarters.

On September 8, 2022, we incorporated 2000 Maywill, LLC, as a wholly-owned subsidiary of Kinsale Real Estate, domiciled in Delaware, in order to acquire and hold real estate investment property.

Marketing and Distribution

We market our products through a broad group of independent insurance brokers that we believe can produce reasonable volumes of business for us. We also sell policies through our wholly-owned broker, Aspera. In 2023, Aspera distributed

1.9% of Kinsale's premiums, primarily manufactured housing risks within our personal insurance division. Kinsale does not grant its independent brokers any underwriting or claims authority.

We select our brokers based on management's review of the experience, knowledge and business plan of each broker. While many of our brokers have more than one office, we evaluate each office as if it were a separate brokerage and may appoint some but not all offices owned by a broker for specialized lines of business. We seek brokers with business plans that are consistent with our strategy and underwriting objectives. Our underwriters regularly visit with brokers in their offices in order to market and discuss the products we offer.

For the year ended December 31, 2023, our largest brokers were RSG Specialty, LLC, which produced $316.5 million, or 20.2%, of our gross written premiums, AmWINS Brokerage, which produced $286.8 million, or 18.3% of our gross written premiums and CRC Commercial Solutions, which produced $178.7 million, or 11.4%, of our gross written premiums. No other broker accounted for more than 10% of our gross written premiums in the year ended December 31, 2023.

It is important to us that we maintain excellent relationships with our brokers. Commissions are an important part of that relationship, but brokers will also typically consider the ultimate price to the insured, and the service and expertise offered by the carrier when determining where to place their business. In 2023, we paid an average commission to our brokers of 14.5% of gross written premiums. We believe this is slightly lower than the average commission paid by our competitors. We believe that our specialization in hard-to-place risks, combined with our high degree of service, including our rapid response times, permits us to manage our commission expense as part of our overall management of the underwriting process. Additionally, we do not contract out our underwriting to program managers or general agents which typically requires a higher commission level to compensate the third party for its work on behalf of the carrier.

We sell policies in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands. The following tables show our gross written premiums by state for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,					
	2023	% of Total	2022	% of Total	2021	% of Total
	($ in thousands)					
Gross written premiums by state:						
California	$ 295,242	18.8 %	$ 221,994	20.1 %	$ 168,694	22.1 %
Florida	266,153	17.0 %	186,891	17.0 %	118,736	15.5 %
Texas	198,758	12.7 %	136,309	12.4 %	88,679	11.6 %
New York	66,489	4.2 %	42,427	3.9 %	31,495	4.1 %
Louisiana	49,970	3.2 %	30,981	2.8 %	14,507	1.9 %
Washington	46,507	3.0 %	40,546	3.7 %	31,167	4.1 %
Colorado	43,852	2.8 %	32,406	2.9 %	26,250	3.4 %
New Jersey	42,061	2.7 %	30,425	2.8 %	22,125	2.9 %
Georgia	36,585	2.3 %	23,539	2.1 %	14,920	1.9 %
Pennsylvania	33,333	2.1 %	23,396	2.1 %	16,518	2.2 %
All other states	489,865	31.2 %	333,178	30.2 %	231,282	30.3 %
	$ 1,568,815	100.0 %	$ 1,102,092	100.0 %	$ 764,373	100.0 %

Underwriting

Our underwriting department consisted of approximately 280 employees as of December 31, 2023. We use our proprietary technology platform to drive a high level of efficiency, accuracy and speed in our underwriting and quoting process. We believe our internal business processing systems allow us to maintain a high ratio of underwriters to total employees, as we do not require a significant number of administrative personnel to facilitate our underwriting process. We also believe that our digital environment allows us to engage fewer employees in policy administration.

We aim to issue quotes for the majority of new business submissions we receive. For certain submissions, we preemptively offer additional quotes for additional coverage. For example, if we receive a submission requesting primary coverage, we may also issue a quote for excess coverage. These quotes are included in new business submissions. For the year ended December 31, 2023, we processed approximately 735,000 new business submissions, and of those submissions, we issued approximately 489,000 quotes for a new quote ratio of 66.5% and bound 53,000 policies for a new policy to new submission ratio of 7.2%. We are careful to establish terms that are suited to the risk and the pricing of our policies. As an E&S company, we use our freedom of rate and form assertively in order to appropriately underwrite risks that have already been rejected by standard carriers constrained by approved forms and filed rates.

We attempt to craft policies that offer affordable protection to insureds by tailoring coverages in ways that make potential losses more predictable and reduce claims costs. For example, our "defense inside the limits" clause, which we applied to more than 99.8% of our professional liability premiums written in 2023, means that funds we expend defending an insured against a claim are counted against the total policy limit. We believe we do not have any material exposure to claims from asbestos, lead paint, silica, mold or nuclear, biological or chemical terrorism.

Claims

Our claims department consisted of approximately 80 claims professionals who had an average of 9 years of claims experience in the industry as of December 31, 2023. Our Chief Claims Officer has over 30 years of litigation and claims experience in large commercial insurance claims departments. Our claims department is fully integrated with our other functional departments. We manage all of our claims in-house and do not delegate claims management authority to third parties.

We focus on the effective management of the claims adjusting process. This process is achieved by extending low reserve and settlement authority levels to our front-line claim examiners; keeping the adjuster-to-supervisor ratios low to allow for greater supervision over the adjusting process; and monitoring the number of claims handled by each claims examiner. This method ensures that two or more members of the department participate in the decision-making process when appropriate; our claim examiners recognize and address key issues; and reserves are adjusted to the appropriate amount as necessary. We seek to manage the number of claims per claims examiner to allow our claim examiners sufficient time to review and investigate claims submitted. Moreover, prior to any scheduled mediation or trial, claims personnel conduct further peer review to ensure that issues and exposures have been adequately analyzed. In addition, our claim examiners work closely with members of the underwriting staff to keep them apprised of claim trends. Vendor management is also important, and our claim examiners work closely with our vendors to manage expenses and costs.

Information Technology

Our information technology department consisted of approximately 120 employees and contractors as of December 31, 2023. Our Chief Information Officer has over 30 years of experience in the technology field. Our information technology staff utilizes an agile methodology and cloud strategy to develop best-in-class software solutions and to attract and retain quality staff.

We have built a proprietary technology platform that reflects the best practices our management team has learned from its extensive experience. Our platform is comprised of multiple applications and services which comprise an integrated system. Key applications and services supporting the core business were developed in-house. We designed the architecture for our information systems in a fashion that would allow us to reduce our administrative costs and quickly provide us with useful information. Our insurance company subsidiary operates in a digital environment, which reduces the costs of printing, storing and handling thousands of documents each week. Moreover, by maintaining electronic files on each account, we have been able to facilitate clear communication among personnel responsible for handling matters related to underwriting, servicing and claims as each has access to the necessary information regarding an account.

We use a browser-based platform approach to develop applications. When a broker makes a submission, the information is processed through our browser-based intake and underwriting systems. This eliminates costly data-entry steps in our underwriting process and permits the underwriter to focus on underwriting the account accurately and rapidly.

Since inception, we have been intent on capturing and analyzing our data and building, over time, a robust repository of information that we can use to improve our decision making. We refer to this repository as our data warehouse. The design of our data warehouse permits us to capture an array of statistical data, collected by the policy management systems at Kinsale. The data warehouse is easily searchable, collects and labels information in a consistent format and contains key underwriting and claims information we collect at every level. The data warehouse permits us flexibility with regard to analyzing our business by segment or in the aggregate. We believe the proprietary technology platform, which includes the data warehouse, is a competitive advantage for us.

Reserve Development

We maintain reserves for specific claims incurred and reported and for claims incurred but not reported. We continually monitor and adjust our reserves as necessary using new information on reported claims and a variety of statistical techniques. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves to reflect the estimated present value. However, our ultimate liability may be greater or less than current reserves and there is always the risk that reserves may prove inadequate.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Reserves for Unpaid Losses and Loss Adjustment Expenses" and Note 7 of the consolidated financial statements for a discussion of estimates and assumptions related to the reserves for unpaid losses and loss adjustment expenses.

Catastrophe Risk Management

We use sophisticated computer models to analyze the risk of severe losses from natural catastrophes. We measure exposure to these losses in terms of probable maximum loss ("PML"), which is an estimate of the amount of loss we would expect to meet or exceed once in a given number of years (referred to as the return period). When managing our catastrophe exposure, we focus on the 100-year and the 250-year return periods. Our main catastrophe risk arises from hurricanes. We manage catastrophe exposure through:

- careful and disciplined underwriting,
- purchasing extensive reinsurance protection from financially strong counterparties,
- analyzing results of catastrophe modeling for our business portfolio on monthly basis, and
- limiting the concentration of property business by geographic area to reduce loss exposure from extreme events.

We mitigate catastrophe exposure by implementing certain aggregate risk management guidelines for our overall property business. For instance, these guidelines limit the exposed property values within a specified geographic radius, which in turn limits the gross and net PML. In addition to our aggregate risk management guidelines, we write policies using limits tactically in order to minimize exposure to large losses. While specific limits change over time as our risk appetite changes due to growth, the majority of our business is concentrated to property coverages with policy limits of $5.0 million and lower. Our insurance policies are also generally written for one year and repriced annually to reflect changing exposures, including changes in frequency and severity of weather-related claims. Increased frequency and severity of natural catastrophes drive increased volatility for insurers. It also causes standard insurers to push more catastrophe exposed business into the E&S market thereby increasing our business opportunity. E&S companies are better able to manage the volatility associated with catastrophe risk given their regulatory freedom of rate and form allowing for maximum flexibility in restricting coverage and charging higher rates.

Reinsurance

We enter into reinsurance contracts primarily to limit our exposure to potential large losses. Reinsurance involves an insurance company transferring ("ceding") a portion of its exposure on a risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. Our reinsurance is primarily contracted under quota-share reinsurance and excess of loss treaties. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company's losses, in excess of a specified amount. Under excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company's losses.

We renew our reinsurance treaties annually. During each renewal cycle, there are a number of factors we consider when determining our reinsurance coverage, including (1) plans to change the underlying insurance coverage we offer, (2) trends in loss activity, (3) the level of our capital and surplus, (4) changes in our risk appetite and (5) the cost and availability of reinsurance coverage.

As previously discussed, when managing our catastrophe exposure, we focus on the 100-year and the 250-year return periods. We mitigate our risk associated with natural catastrophes with respect to our property insurance business primarily by purchasing reinsurance from only highly-rated reinsurers. We utilize a commercial lines quota-share reinsurance treaty combined with a catastrophe reinsurance treaty as an efficient and cost-effective way to manage the total loss exposure on our property coverages.

The following is a summary of our significant reinsurance programs as of December 31, 2023:

Line of Business Covered	Company Policy Limit	Reinsurance Coverage	Company Retention
Property - commercial insurance (1)	Up to $10.0 million per occurrence	50% up to $247.3 million per catastrophe	50% of commercial property losses
Property - catastrophe (2)	N/A	$127.5 million excess of $47.5 million	$47.5 million per catastrophe
Primary casualty (3)	Up to $10.0 million per occurrence	$8.0 million excess of $2.0 million	$2.0 million per occurrence
Excess casualty (4)	Up to $10.0 million per occurrence	Variable quota share	$2.0 million per occurrence as described in note (4) below

(1) Our commercial property quota-share reinsurance reduces the financial impact of property losses on our commercial property, small business property and inland marine policies up to a loss recovery of $123.7 million for an event. This reinsurance is not applicable to any individual policy with a limit of $2.0 million or less.

(2) Our property catastrophe reinsurance reduces the financial impact of a catastrophe event involving multiple claims and policyholders. Our property catastrophe reinsurance includes a reinstatement provision which requires us to pay reinstatement premiums after a loss has occurred in order to preserve coverage. Including the reinstatement of coverage, the maximum aggregate loss recovery limit is $255.0 million. This coverage applies after the coverage provided by the commercial property quota-share treaty.

(3) This reinsurance is not applicable to any individual policy with a per-occurrence limit of $2.0 million or less.

(4) For casualty policies with a per-occurrence limit higher than $2.0 million, the ceding percentage varies such that the retention is always $2.0 million or less. For example, for a $4.0 million limit excess policy, our retention would be 50%, whereas for a $10.0 million limit excess policy, our retention would be 20%. For policies for which we also write an underlying primary limit, the retention on the primary and excess policy combined would not exceed $2.0 million.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligation could result in losses to us, and therefore, we established an allowance for credit risk based on historical analysis of credit losses for highly rated companies in the insurance industry. In formulating our reinsurance programs, we are selective in our choice of reinsurers and we consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, we review the financial condition of each reinsurer annually. In addition, we continually monitor for rating downgrades involving any of our reinsurers. At December 31, 2023, all reinsurance contracts that our insurance subsidiary was party to were with companies with A.M. Best ratings of "A-" (Excellent) or better. At December 31, 2023, we recorded an allowance for credit losses of $0.7 million related to our reinsurance balances. As of December 31, 2023, we have never had a write-off for uncollectible reinsurance.

We had reinsurance recoverables on unpaid losses of $241.4 million at December 31, 2023, and recoverables on paid losses of $6.5 million at December 31, 2023. The following table provides a summary of our top ten reinsurers, based on the amount recoverable, at December 31, 2023:

Reinsurers	A.M. Best Rating	Reinsurance Recoverable
		($ in thousands)
Munich Reinsurance America, Inc.	A+	$ 64,128
Swiss Reinsurance America Corp.	A+	31,046
SCOR Reinsurance Co.	A	27,254
General Reinsurance Corporation	A++	23,417
Odyssey Reinsurance Co.	A+	17,660
Hannover Rück SE	A+	16,561
Allied World Insurance Co.	A	14,959
Arch Reinsurance Co.	A+	14,198
Berkley Insurance Co.	A+	13,991
Arch Reinsurance Ltd.	A+	10,525
Total for top ten reinsurers		233,739
All others, net of allowance for credit losses		14,097
Total reinsurance recoverable		$ 247,836

We did not have reinsurance recoverables greater than $4.6 million at December 31, 2023 from any individual reinsurer other than the ten listed above.

To reduce credit exposure to reinsurance recoverable balances, we obtain letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. In addition, under the terms of our reinsurance contracts discussed above, we may retain funds due from reinsurers as security for those recoverable balances.

Investments

Investment income is an important component of our earnings. We collect premiums from our insureds and invest a portion of these funds until claims are paid. Our cash and invested assets generally consist of fixed-maturity securities, equity securities, short-term investments and cash equivalents. We seek to maximize investment returns using investment guidelines that stress prudent allocation among cash and cash equivalents, fixed-maturity securities and, to a lesser extent, equity securities.

Our fixed-maturity securities are classified as "available-for-sale" and are carried at fair value with unrealized gains and losses on those securities reported, net of tax, as a separate component of accumulated other comprehensive income (loss). Our equity securities are carried at fair value and changes in the fair value of these investments are recognized in net income. Fair value generally represents quoted market value prices for securities traded in the public market or prices analytically determined using bid or closing prices for securities not actively traded in the public marketplace. Short-term investments, if any, are reported at amortized cost and include investments that are both readily convertible to known amounts of cash and have maturities of 12 months or less upon acquisition by us.

In December of 2022, we acquired real estate adjacent to our current headquarters for $76.6 million. Real estate and the related depreciable assets are carried at cost, net of accumulated depreciation. During 2023, we sold a portion of our real estate investment for approximately $62.0 million and determined we will occupy a portion for future office space expansion. The remaining $14.8 million represents the portion of such assets we held at December 31, 2023 for investment purposes.

Our cash and invested assets totaled $3.1 billion at December 31, 2023 and $2.2 billion at December 31, 2022, and are summarized as follows:

	December 31, 2023		December 31, 2022	
	Carrying Value	% of Portfolio	Carrying Value	% of Portfolio
	($ in thousands)			
Fixed maturities - at fair value:				
U.S. Treasury securities and obligations of U.S. government agencies	$ 27,254	0.9 %	$ 16,741	0.8 %
Obligations of states, municipalities and political subdivisions	171,044	5.5 %	204,632	9.4 %
Corporate and other securities	1,387,693	44.9 %	832,892	38.1 %
Asset-backed securities	641,760	20.7 %	353,006	16.1 %
Residential mortgage-backed securities	417,106	13.5 %	293,962	13.4 %
Commercial mortgage-backed securities	66,902	2.1 %	58,867	2.7 %
Total fixed maturities	2,711,759	87.6 %	1,760,100	80.5 %
Equity securities - at fair value:				
Exchange traded funds	106,300	3.4 %	104,202	4.8 %
Non-redeemable preferred stock	33,173	1.1 %	38,162	1.7 %
Common stock	95,340	3.1 %	10,107	0.5 %
Total equity securities	234,813	7.6 %	152,471	7.0 %
Short-term investments, at amortized cost	5,589	0.2 %	41,337	1.9 %
Real estate investment, net	14,791	0.5 %	76,387	3.5 %
Cash and cash equivalents	126,694	4.1 %	156,274	7.1 %
Total	$ 3,093,646	100.0 %	$ 2,186,569	100.0 %

Our policy is to invest primarily in high-quality fixed-maturity securities with a primary focus on preservation of capital and a secondary focus on maximizing our risk-adjusted investment returns. Investment policy is set by the Investment Committee of the Board of Directors, subject to the limits of applicable regulations. Our investment policy is designed to comply with the regulatory investment requirements and restrictions to which our insurance subsidiary is subject. Our fixed-maturity portfolio and preferred stocks are managed by an outside investment advisory firm and our equity securities are managed in-house under guidelines approved by our Investment Committee. Our Investment Committee meets periodically and reports to our Board of Directors.

Our investment policy also imposes strict requirements for credit quality, with a minimum average credit quality of the portfolio being rated "AA-" or higher by Standard & Poor's or the equivalent rating from another nationally recognized rating agency. Our investment policy also imposes restrictions on concentrations of securities by class and issuer. As of December 31, 2023, our fixed-maturity portfolio, including cash equivalents, had an average duration of 2.8 years and had an average rating of "AA-."

The following table sets forth the composition of our portfolio of fixed-maturity securities by rating as of December 31, 2023:

	AAA	AA	A	BBB	Below BBB	Total
	($ in thousands)					
U.S. Treasury securities and obligations of U.S. government agencies	$ 1,682	$ 25,572	$ —	$ —	$ —	$ 27,254
Obligations of states, municipalities and political subdivisions	15,734	114,434	34,779	6,097	—	171,044
Corporate and other securities	186	131,832	816,829	375,141	63,705	1,387,693
Asset-backed securities	614,461	12,318	8,098	3,301	3,582	641,760
Residential mortgage-backed securities	79,212	337,603	—	—	291	417,106
Commercial mortgage-backed securities	62,374	4,528	—	—	—	66,902
Total fixed maturities	$ 773,649	$ 626,287	$ 859,706	$ 384,539	$ 67,578	$ 2,711,759

The fair value of our investments in fixed-maturity securities at December 31, 2023, summarized by stated maturities follows:

	December 31, 2023	
	Estimated Fair Value	% of Fair Value
	($ in thousands)	
Due in one year or less	$ 191,792	7.1 %
Due after one year through five years	1,038,158	38.3 %
Due after five years through ten years	167,555	6.2 %
Due after ten years	188,486	6.9 %
Asset-backed securities	641,760	23.7 %
Residential mortgage-backed securities	417,106	15.4 %
Commercial mortgage-backed securities	66,902	2.4 %
Total fixed maturities	$ 2,711,759	100.0 %

Actual maturities may differ for some securities because borrowers have the right to call or prepay obligations with or without penalties. As of December 31, 2023, our fixed-maturity security portfolio contained $417.1 million (15.4%) of residential mortgage-backed securities ("RMBS"). RMBS, including collateralized mortgage obligations, are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, RMBS generally prepay faster as the underlying mortgages are prepaid and refinanced by the borrowers in order to take advantage of the lower rates. As a result, during periods of falling interest rates, proceeds from such prepayments generally must be reinvested at lower prevailing yields. In addition, RMBS that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of such prepayments. Conversely, during periods of rising interest rates, the rate of prepayments generally slows. RMBS that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield as a result of a slower rate of prepayments. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. Our investment policy does not permit us to own any interest only, principal only or residual tranches of RMBS.

At December 31, 2023, our portfolio of fixed-maturity securities contained corporate bonds with a fair value of $1.4 billion. A summary of these securities by industry segment is shown below as of December 31, 2023:

Industry	December 31, 2023	
	Fair Value	% of Total
	($ in thousands)	
Industrials and other	$ 745,128	53.7 %
Financial	559,075	40.3 %
Utilities	83,490	6.0 %
Total	$ 1,387,693	100.0 %

Approximately 6.5% of our total cash and investments were invested in certain common stocks and exchange traded funds ("ETFs"). At December 31, 2023, our equity securities included the following:

Equity securities	December 31, 2023	
	Fair Value	% of Total
	($ in thousands)	
Common stocks	$ 95,340	47.3 %
Domestic stock market fund	86,144	42.7 %
Dividend yield equity fund	20,156	10.0 %
Total	$ 201,640	100.0 %

Approximately 1.1% of our total cash and investments were invested in nonredeemable preferred stock. A summary of these securities by industry segment is shown below as of December 31, 2023:

Industry	December 31, 2023	
	Fair Value	% of Total
	($ in thousands)	
Financial	$ 31,782	95.8 %
Industrials and other	755	2.3 %
Utilities	636	1.9 %
Total	$ 33,173	100.0 %

Competition

The P&C insurance industry is highly competitive. We compete with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best. Our insurance subsidiary, Kinsale Insurance, currently has a rating from A.M. Best of "A" (Excellent). Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

Today, our primary competitors in the E&S sector include American International Group, Inc., Berkshire Hathaway Inc., Fairfax Financial Holdings Limited, James River Group Holdings, Ltd., Lloyds of London, Markel Group Inc., RLI Corp. and W. R. Berkley Corporation.

Regulation

Insurance regulation

We are regulated by insurance regulatory authorities in the states in which we conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods, determining the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing types and amounts of investments insurers may hold.

Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are continually re-examining existing laws and regulations, specifically focusing on issues relating to the solvency of insurance companies, group capital requirements, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the Federal Insurance Office (the "FIO") was established within the U.S. Department of the Treasury by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") in July 2010 to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the U.S. financial system. See "—Federal and state legislative and regulatory changes" below.

Required licensing

Kinsale Insurance is organized and domiciled in the State of Arkansas and maintains a Certificate of Authority (license) in the State of Arkansas to transact certain lines of P&C insurance as a domestic surplus lines insurer. This license is in good standing, and, pursuant to applicable Arkansas laws and regulations, will continue in force unless suspended, revoked or otherwise terminated, subject to certain conditions, including the payment by Kinsale Insurance of annual continuation fees, the filing of annual statutory financial statements and the filing of an annual registration statement with the Arkansas Insurance Department.

Kinsale Insurance currently operates on an excess and surplus lines basis in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands. While Kinsale Insurance does not have to apply for and maintain a license in those states (with the exception of Arkansas, its domiciliary state), it is subject to maintaining suitability standards under each particular state's surplus lines laws to be included as an eligible surplus lines carrier (as discussed below, the Dodd-Frank Act has brought uniformity to these standards (see "—Federal and state legislative and regulatory changes")). In states in which it operates on a surplus line basis, Kinsale Insurance has freedom of rate and form on the majority of its business. This means that Kinsale Insurance can implement a change in policy form, underwriting guidelines, or rates for a product without regulatory approval.

Almost all insurance is written through licensed agents and brokers. In states in which we operate on a non-admitted basis, general agents and their retail insurance brokers generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us.

In addition, Aspera, our insurance broker, and designated employees must be licensed to act as insurance producers or adjusters, as applicable, by insurance regulatory authorities in the states where they operate. Such insurance regulatory authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension, and renewal of licenses.

Insurance holding company regulation

We operate as an insurance holding company system and are subject to the insurance holding company laws of the State of Arkansas, the state in which Kinsale Insurance is organized and domiciled. These laws require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system and domiciled in that state. These laws also provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction.

On December 9, 2020, the NAIC initially adopted the Group Capital Calculation ("GCC") template and instructions, as well as corresponding amendments to NAIC model insurance holding company system laws. The amendments require, subject to certain exemptions, that the ultimate controlling person of each insurance group file a GCC on an annual basis with such insurance group's lead state commissioner. In May of 2022, the Group Capital Calculation (E) Working Group subsequently adopted the 2022 GCC Instructions and Template. The GCC uses a risk-based capital aggregation approach intended to provide regulators with an additional group supervisory tool. As of October 5, 2023, twenty-seven (27) states have adopted the 2020 revisions to the Insurance Holding Company Act pertaining to Group Capital Calculation and Liquidity Stress Testing. Arkansas has not yet adopted these revisions. We are currently evaluating the potential impacts.

Changes of control

Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, which include the financial strength of the proposed acquiror, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that "control" exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.

As Kinsale Insurance is domiciled in Arkansas, the insurance laws and regulations of that state would be applicable to any proposed acquisition of control of Kinsale Insurance. Under applicable Arkansas insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner's consideration of a number of factors, including among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror's board of directors and executive officers, the acquiror's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Arkansas insurance laws and regulations contain a rebuttable presumption of control if any person directly or indirectly acquires ten percent or more of the voting stock of an Arkansas-domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Kinsale Insurance and would trigger the applicable change of control filing requirements under Arkansas insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Arkansas Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.

Restrictions on paying dividends

State insurance laws restrict the ability of insurance companies to declare and pay stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. The maximum dividend distribution absent the approval or non-disapproval of the insurance regulatory authority in Arkansas is limited by Arkansas law to the greater of 10% of policyholder surplus as of December 31 of the previous year or net income, not including realized capital gains, for the previous calendar year. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on an insurer's business.

Investment regulation

Kinsale Insurance is subject to state laws which require diversification of our investment portfolios and limits on the amount of our investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which we are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Restrictions on cancellation, non-renewal or withdrawal

Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption. Some state statutes may explicitly or by interpretation apply these restrictions to insurers operating on a surplus lines basis.

Enterprise risk and other developments

The NAIC, as part of its solvency modernization initiative, has engaged in a concerted effort to strengthen the ability of U.S. state insurance regulators to monitor U.S. insurance holding company groups. Recent efforts by the NAIC to establish group capital standards are consistent with this initiative. State insurance holding company laws, including those in Arkansas, address "enterprise" risk, the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole and require annual reporting of potential enterprise risk as well as access to information to allow the state insurance regulator to assess such risk. Under Arkansas insurance holding company laws, the ultimate controlling person of insurers subject to registration is required to file an annual enterprise risk report with the lead state commissioner, when applicable, of the insurance holding company system as determined by the procedures within the Financial Analysis Handbook adopted by the NAIC.

In 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment ("ORSA") Model Act. The ORSA Model Act, when adopted by state regulators requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA. The ORSA Summary Report is a confidential internal assessment, appropriate to the nature, scale and complexity of an insurer, regarding the material and relevant risks identified by the insurer associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. Effective July 2015, Arkansas adopted its version of the ORSA Model Act. Our subsidiary, Kinsale Insurance, is subject to the requirements of the ORSA Model Act as adopted in its domicile of Arkansas.

Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws (Arkansas has not yet adopted this model legislation). The New York State Department of Financial Services ("DFS") issued regulations governing cybersecurity requirements for financial services companies, which became effective on March 1, 2017, and requires insurance companies, among others, regulated in New York to assess their specific cyber risk profiles and design cyber security programs to address such risks. We annually file our program compliance certifications pertaining to the DFS cybersecurity requirements in New York.

Federal and state legislative and regulatory changes

The U.S. federal government's oversight of the insurance industry was expanded under the Dodd-Frank Act. Prior to the enactment of the Dodd-Frank Act in July 2010, the U.S. federal government's regulation of the insurance industry was essentially limited to certain insurance products, such as flood insurance, multi-peril crop insurance and reinsurance of losses from terrorism. As part of the overall federal financial regulatory reform package contained in the Dodd-Frank Act, Congress has legislated reforms in the surplus lines sector (among others).

The Dodd-Frank Act incorporates the Nonadmitted and Reinsurance Reform Act of 2010 ("NRRA"), which became effective on July 21, 2011. Among other things, the NRRA establishes national uniform standards on how states may regulate and tax surplus lines insurance and sets national standards concerning the regulation of reinsurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions, and regulators in a ceding insurer's state of domicile the sole responsibility for regulating the balance sheet credit that the ceding insurer may take for reinsurance recoverables.

The Dodd-Frank Act also established the FIO in the U.S. Department of the Treasury and vested the FIO with the authority to monitor all aspects of the insurance sector, monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products, and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the "IAIS"). In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as "systemically significant" and therefore subject to regulation by the Federal Reserve as a bank holding company.

In limited circumstances, the FIO can declare a state insurance law or regulation "preempted," but this can be done only after extensive consultation with state insurance regulators, the Office of the U.S. Trade Representative and key insurance industry players (in trade associations representing insurers and intermediaries). Additionally, the FIO must publish a notice regarding the basis for the preemption in the Federal Register, allowing a reasonable opportunity for comments. The FIO cannot preempt state antitrust laws governing rate making, underwriting, sales practices or coverage requirements. No later than September 30th of each year, the FIO must submit an annual report to Congress explaining any use of the preemption authority during the prior year.

In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

On November 20, 2015, the FIO and the Office of the U.S. Trade Representative announced their intention to exercise their authority under the Dodd-Frank Act to negotiate a "covered agreement" with the European Union (the "Covered Agreement"). After a number of private negotiating sessions, on January 13, 2017, the U.S. Department of the Treasury and the Office of the U.S. Trade Representative notified Congress that they had completed negotiations with the European Union for the Covered Agreement, which addressed reinsurance, insurance group supervision and the exchange of information between insurance supervisors. The Covered Agreement was formally entered into on September 22, 2017. A covered agreement between the United States and the United Kingdom extending terms nearly identical to the EU Covered Agreement to insurers and reinsurers operating in the UK following Brexit was entered into on December 11, 2018.

With respect to reinsurance, under the Covered Agreement, both the U.S. and the European Union agreed that their supervisory authorities will not impose reinsurance collateral requirements or "local presence" requirements on a reinsurer domiciled in (or with a head office in) the other's territory that are less favorable than collateral or local presence requirements applied to a domestic reinsurer. However, the collateral or local presence provisions apply only if the insurer or reinsurer satisfies certain conditions and standards, including among others, minimum capital and risk-based capital, confirmation of financial condition by the reinsurer's domestic regulator and claims payment standards. U.S. states have five years from execution of the Covered Agreement to adopt reinsurance reforms removing collateral requirements for European Union reinsurers that meet the prescribed conditions in the Covered Agreement. If the FIO determines that state laws are inconsistent with the Covered Agreement (the process of making potential preemption determinations will begin 42 months following execution of the Covered Agreement), such states laws may be preempted.

On June 25, 2019, the NAIC adopted revisions to the Credit for Reinsurance Model Law and Regulation in order to satisfy the substantive and timing requirements of the Covered Agreement. These amendments pave the way for state legislatures to bring their credit for reinsurance laws into compliance with the Covered Agreement's zero reinsurance collateral provisions by September 2022, thereby avoiding a potential federal preemption of these laws. Associated revisions were adopted by Arkansas effective July 1, 2021.

Trade practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. We set business conduct policies and provide training to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Unfair claims practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies and conduct training to make our employee-adjusters and other claims personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Credit for reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state's credit for reinsurance laws. The NRRA contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer's ceded risk, then no other state may deny such credit for reinsurance. Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S. ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer's ceded risk if the cedant's domestic state regulator recognizes credit for reinsurance. The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company's liability for unearned premium (which are that portion of written premiums which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer.

Periodic financial and market conduct examinations

The insurance regulatory authority in the State of Arkansas, our insurance subsidiary's state of domicile, conducts on-site visits and examinations of the affairs of our insurance subsidiary, including its financial condition, its relationships and transactions with affiliates and its dealings with policyholders, every three to five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and, in that connection, to restrict or rescind licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.

Risk-based capital

Risk-based capital ("RBC") laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level.

The Arkansas Insurance Department has largely adopted the model legislation promulgated by the NAIC pertaining to RBC, and requires annual reporting by Arkansas-domiciled insurers to confirm that the minimum amount of RBC necessary for an insurer to support its overall business operations has been met. Arkansas-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation by the Arkansas Insurance Department. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of Kinsale Insurance to maintain the regulatory authority necessary to conduct our business. However, as of December 31, 2023, Kinsale Insurance maintained RBC levels significantly in excess of amounts that would require any corrective actions.

IRIS ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

Ratings

A.M. Best, which rates insurance companies based on factors of concern to policyholders, rates our insurance subsidiary. A.M. Best assigns ratings to insurance companies, which range from "A++" (Superior) to "F" (In Liquidation). Our insurance subsidiary, Kinsale Insurance, has a rating of "A" (Excellent), which is the third highest rating. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company's securities.

Human Capital

As of December 31, 2023, we had 574 employees, of which 561 were full-time employees, and all of whom were located at our headquarters in Richmond, Virginia.

Compensation and Benefits

We believe that our employees are our most valuable asset and paying our employees well is the foundation of our performance-based culture. In order to attract and retain high-performing talent, we offer and maintain market-competitive compensation and benefit programs to all our employees. Our compensation program includes base salary, performance-based bonuses and equity grants for all management-level and select other employees. The mix of these rewards varies depending on the employee's role at the Company and our longstanding pay-for-performance philosophy. While all of our employees are eligible to participate in the variable compensation elements of our program (annual cash bonus and equity awards), variable compensation becomes a larger portion of the total mix for employees at higher levels in the organization. Our executives, who are responsible for the development and execution of our strategic and financial plans, have the largest portion of their compensation tied to equity-based incentives to ensure financial alignment with our stockholders.

In addition to competitive compensation, we offer comprehensive and flexible benefit options to support the health and wellness needs of our employees including:

• Company-matched 401(k) plan
• Educational assistance program
• Medical insurance
• Company-paid insurance benefits
• Health savings accounts with large employer contributions and flexible spending accounts
• Paid time off, family leave, and employee assistance programs.

Learning and Development

Employee training and development programs that enhance employee skills and capabilities directly lead to Kinsale's success. We encourage and support employee development through our Educational Assistance Program. All employees have the opportunity to enroll in courses or classes that will enhance their contribution to the organization and/or prepare them for more advanced positions at Kinsale. Our employees have access to courses tailored to specific career paths, such as underwriting, claims, information technology, reinsurance, and other disciplines to build professional expertise. We offer an array of classes that were developed within Kinsale to all employees. These classes support employees' growth from the new employee/onboarding stage through senior manager development. We also sponsor on-site education courses, such as the Chartered Property Casualty Underwriter (CPCU), that make professional development programs more accessible to our employees.

Performance and Success

We believe that performance management ensures our continued success through cultivating the right talent and skill sets and equipping our employees with the necessary tools and feedback. On an annual basis, every employee at Kinsale actively participates in a performance evaluation. The annual performance management process requires setting goals, planning development, assessing progress against those goals as well as discussing opportunities for improvement. Our performance management process provides a forum for meaningful conversations to discuss what went well and what can be improved.

Diversity and Inclusion

We believe in hiring the best talent and making our employment-related decisions without regard to race, color, religion, gender, sexual orientation, national origin, age, veteran status, disability, or other characteristics or activity that is protected by state or U.S. federal law. We have an anti-nepotism policy to ensure fairness and business decisions are based on individual qualifications, skills, ability, and performance. We value the diverse perspectives, talent, and experience that our employees bring to our organization. We believe the best business decisions are reached by listening to diverse views and opinions.

We are committed to fostering a diverse and inclusive work environment free from discrimination of any kind.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information with the SEC. The SEC maintains an internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is https://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our internet web site, https://www.kinsalecapitalgroup.com, as soon as reasonably practicable after they are filed electronically with the SEC. The information on our website is not a part of this Annual Report.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones facing us. There may be additional risks and uncertainties of which we currently are unaware or currently believe to be immaterial. The occurrence of any of these risks could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects.

Risks Related to Our Business, Industry, and Operations

Our loss reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our success depends on our ability to accurately assess the risks related to the businesses and people that we insure. We establish loss and loss adjustment expense reserves for the ultimate payment of all claims and the related costs of adjusting those claims, as of the date of our financial statements. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of ultimate settlement cost and our ultimate liability may be greater or less than our estimate.

As part of the reserving process, we review historical data and consider the impact of such factors as:

- claims inflation, which is the sustained increase in cost of raw materials, labor, medical services and other components of claims cost;

- claims development patterns by line of business and by "claims made" versus "occurrence" policies;

- legislative activity;

- social and economic patterns; and

- litigation, judicial and regulatory trends.

These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our reserves using new information on reported claims and a variety of statistical techniques. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of reserves, and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our reserves:

- When we write "occurrence" policies, we are obligated to pay covered claims, up to the contractually agreed amount, for any covered loss that occurs while the policy is in force. Accordingly, claims may arise many years after a policy has lapsed. Approximately 79.6% of our net casualty loss reserves were associated with "occurrence" policies as of December 31, 2023.

- Even when a claim is received (irrespective of whether the policy is a "claims made" or "occurrence" basis form), it may take considerable time to fully recognize the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time.

- New theories of liability are enforced retroactively from time to time by courts. See also "—The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations."

- Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and/or severity of the claims reported. In addition, elevated inflationary conditions would, among other things, cause loss costs to increase. See also "—Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability."

- If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to us and additional lags between the time of reporting and final settlement of any claims. Consequently, estimates of loss associated with specified claims can increase as new information emerges, which could cause the reserves for the claim to become inadequate.

If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings and liquidity and our financial rating.

For further discussion of our reserve experience, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Reserves for Unpaid Losses and Loss Adjustment Expenses."

Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates, including PMLs. A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.

Our approach to risk management relies on subjective variables that entail significant uncertainties. For example, we rely heavily on estimates of PMLs for certain events that are generated by computer-run models. In addition, we rely on historical data and scenarios in managing credit and interest rate risks in our investment portfolio. These estimates, models, data and scenarios may not produce accurate predictions and consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.

We use third-party vendor analytic and modeling capabilities to provide us with objective risk assessment relating to other risks in our reinsurance portfolio. We use these models to help us control risk accumulation, inform management and other stakeholders of capital requirements and to improve the risk/return profile or minimize the amount of capital required to cover the risks in each of our reinsurance contracts. However, given the inherent uncertainty of modeling techniques and the application of such techniques, these models and databases may not accurately address a variety of matters which might impact certain of our coverages.

Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the modeled outputs. For example, catastrophe models that simulate loss estimates based on a set of assumptions are important tools used by us to estimate our PMLs. These assumptions address a number of factors that impact loss potential including, but not limited to, the characteristics of a given natural catastrophe event; the increase in claim costs resulting from limited supply of labor and materials needed for repairs following a catastrophe event (demand surge); the types, function, location and characteristics of exposed risks; susceptibility of exposed risks to damage from an event with specific characteristics; and the financial and contractual provisions of the (re)insurance contracts that cover losses arising from an event. We run many model simulations in order to understand the impact of these assumptions on a catastrophe's loss potential. Furthermore, there are risks associated with catastrophe events, which are either poorly represented or not represented at all by catastrophe models. Each modeling assumption or un-modeled risk introduces uncertainty into PML estimates that management must consider. These uncertainties can include, but are not limited to, the following:

- The models do not address all the possible hazard characteristics of a catastrophe peril (e.g. the precise path and wind speed of a hurricane);

- The models may not accurately reflect the true frequency of events;

- The models may not accurately reflect a risk's vulnerability or susceptibility to damage for a given event characteristic;

- The models may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and

- The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.

Our PMLs are reviewed by management after the assessment of outputs from multiple third-party vendor models and other qualitative and quantitative assessments, including exposures not typically modeled in vendor models. Our methodology for estimating PMLs may differ from methods used by other companies and external parties given the various assumptions and judgments required to estimate a PML.

As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire reinsurance portfolio and specifically to estimate a PML is subject to a high degree of uncertainty that could result in actual losses that are materially different from our PML estimates and our financial results could be adversely affected.

The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our financial condition or results of operations.

Although we seek to mitigate our loss exposure through a variety of methods, the future is inherently unpredictable. It is difficult to predict the timing, frequency and severity of losses with statistical certainty. It is not possible to completely eliminate our exposure to unforecasted or unpredictable events and, to the extent that losses from such risks occur, our financial condition and results of operations could be materially adversely affected.

For instance, various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks. As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge.

In addition, we design our policy terms to manage our exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold, construction defects and environmental matters. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and entitle us to decline coverage in the event of a violation of those conditions. Also, many of our policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought against our policyholders. While these exclusions and limitations help us assess and reduce our loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. Three examples of unanticipated risks that have adversely affected the insurance industry are:

- Asbestos liability applied to manufacturers of products and contractors who installed those products.

- Apportionment of liability arising from subsidence claims assigned to subcontractors who may have been involved in mundane tasks (such as installing sheetrock in a home).

- Court decisions, such as the 1995 Montrose decision in California, that read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions.

These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

We may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us.

We use reinsurance to help manage our exposure to insurance risks. Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. In addition, reinsurance programs are generally subject to renewal on an annual basis. We may not be able to obtain reinsurance on acceptable terms or from entities with satisfactory creditworthiness. If we are unable to obtain new reinsurance facilities or to renew expiring facilities, our net exposures would increase. In such event, if we are unwilling to bear an increase in our net exposure, we would have to reduce the level of our underwriting commitments, which would reduce our revenues.

Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. Some exclusions are with respect to risks that we cannot exclude in policies we write due to business or regulatory constraints. In addition, reinsurers often impose terms, such as lower per-occurrence and aggregate limits, on direct insurers that do not wholly cover the risks written by these direct insurers. As a result, we, like other direct insurance companies, write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses. For example, certain reinsurers have excluded coverage for terrorist acts or priced such coverage at rates higher than the underlying risk. Many direct insurers, including us, have written policies without terrorist act exclusions and in many cases we cannot exclude terrorist acts because of regulatory constraints. We may, therefore, be exposed to potential losses as a result of terrorist acts. See also "Business — Reinsurance."

Severe weather conditions, catastrophes, pandemics and similar events may adversely affect our business, results of operations and financial condition.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, war, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. The extent of losses from catastrophes is a function of the total amount of insured value, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Severe weather conditions and catastrophes can cause losses in our property lines and generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted, which may require us to increase our reserves, causing our liquidity and financial condition to deteriorate. In addition, our inability to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes could have a material adverse effect on our business and results of operations.

Our business is also exposed to the risk of pandemics, outbreaks, public health crises, and geopolitical and social events, and their related effects. While policy terms and conditions in the lines of business we write preclude coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. We are closely monitoring the impact of the COVID-19 pandemic and the related economic impact on all aspects of our business, including its impact on premium volume, the fair value of our investment portfolio and loss reserves, as well as the potential for delayed reporting and settlement of claims.

Global climate change may have a material adverse effect on our financial results.

Climate change could have a significant impact on longer-term natural weather trends, including increases in severe weather and catastrophic events. The incidence and severity of catastrophes are inherently unpredictable. While most catastrophes are restricted to fairly specific geographic areas, the extent of loss and damage for insurance purposes is a function of both the total amount of insured value in the area affected by the event and the severity of the event. We attempt to manage this exposure through careful and disciplined underwriting, using sophisticated computer models to help assess our exposure to catastrophic events, purchasing extensive reinsurance protection from financially strong counterparties and limiting the concentration of property business by geographic area. However, assessing the risk of loss and damage and the range of approaches to address the adverse effects of climate change, including impacts related to extreme weather events and slow onset events, remains a challenge and may materially adversely impact our business, financial condition and results of operations.

Risks Related to Market Conditions and our Business Operations

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.

Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, including with respect to our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

We underwrite a significant portion of our insurance in California, Florida and Texas. Any economic downturn in any such state could have an adverse effect on our business, financial condition and results of operations.

A decline in our financial strength rating may adversely affect the amount of business we write.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best uses a quantitative and qualitative analysis of a company's balance sheet strength, operating performance and business profile. This analysis includes comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best financial strength ratings range from "A++" (Superior) to "F" for insurance companies that have been publicly placed in liquidation. As of the date of this Annual Report on Form 10-K, A.M. Best has assigned a financial strength rating of "A" (Excellent) to our operating subsidiary, Kinsale Insurance. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company's ability to meet its obligations to policyholders and such ratings are not evaluations directed to investors and are not a recommendation to buy, sell or hold our common stock or any other securities we may issue. A.M. Best periodically reviews our financial strength rating and may revise it downward or revoke it at its sole discretion based primarily on its analysis of our balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such analysis include but are not limited to:

- if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best's rating;

- if unfavorable financial, regulatory or market trends affect us, including excess market capacity;

- if our losses exceed our loss reserves;

- if we have unresolved issues with government regulators;

- if we are unable to retain our senior management or other key personnel;

- if our investment portfolio incurs significant losses; or

- if A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.

These and other factors could result in a downgrade of our financial strength rating. A downgrade or withdrawal of our rating could result in any of the following consequences, among others:

- causing our current and future brokers and insureds to choose other, more highly-rated competitors;

- increasing the cost or reducing the availability of reinsurance to us; or

- severely limiting or preventing us from writing new and renewal insurance contracts.

In addition, in view of the earnings and capital pressures recently experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations' models for maintenance of certain ratings levels. We can offer no assurance that our rating will remain at its current level. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.

We depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about our business. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Only our Chief Executive Officer has an employment agreement with us and is subject to a non-compete agreement. Should any of our key executives terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our results of operations.

We rely on a select group of brokers, and such relationships may not continue.

We distribute the majority of our products through a select group of brokers. Of our 2023 gross written premiums, 63.4%, or $994.6 million, were distributed through five of our approximately 187 brokers, three of which accounted for 49.8%, or $781.9 million, of our 2023 gross written premiums.

Our relationship with any of these brokers may be discontinued at any time. Even if the relationships do continue, they may not be on terms that are profitable for us. The termination of a relationship with one or more significant brokers could result in lower gross written premiums and could have a material adverse effect on our results of operations or business prospects.

Our E&S insurance operations are subject to increased risk from changing market conditions and our business is cyclical in nature, which may affect our financial performance.

E&S insurance covers risks that are typically more complex and unusual than standard risks and require a high degree of specialized underwriting. As a result, E&S risks do not often fit the underwriting criteria of standard insurance carriers, and are generally considered higher risk than those covered in the standard market. If our underwriting staff inadequately judges and prices the risks associated with the business underwritten in the E&S market, our financial results could be adversely impacted.

Historically, the financial performance of the P&C insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Soft markets occur when the supply of insurance capital in a given market or territory is greater than the amount of insurance coverage demanded by all potential insureds in that market. When this occurs, insurance prices tend to decline and policy terms and conditions become more favorable to the insureds. Conversely, hard markets occur when there is not enough insurance capital capacity in the market to meet the needs of potential insureds, causing insurance prices to generally rise and policy terms and conditions to become more favorable to the insurers.

Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted market, exacerbating the effects of rate decreases. We cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors. These cyclical patterns cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

Our employees could take excessive risks, which could negatively affect our financial condition and business.

As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters, product managers and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks. Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees' business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.

Competition for business in our industry is intense.

We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing and other resources than we do. Some of these competitors also have longer experience and more market recognition than we do in certain lines of business. In addition, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.

In particular, competition in the insurance industry is based on many factors, including price of coverage, the general reputation and perceived financial strength of the company, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of our underwriting team in the particular lines of insurance and reinsurance we seek to underwrite. See "Business — Competition." In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.

A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

- An increase in capital-raising by companies in our lines of business, which could result in new entrants to our markets and an excess of capital in the industry;

- The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers; and

- Changing practices caused by the internet, including shifts in the way in which E&S insurance is purchased. We currently depend largely on the wholesale distribution model. If the wholesale distribution model were to be significantly altered by changes in the way E&S insurance is marketed, including, without limitation, through use of the internet, it could have a material adverse effect on our premiums, underwriting results and profits.

We may not be able to continue to compete successfully in the insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition so limits our ability to transact business, our operating results could be adversely affected.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our policyholders, our business, financial condition and results of operations will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premium rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues. Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must:

- collect and properly analyze a substantial volume of data from our insureds;

- develop, test and apply appropriate actuarial projections and ratings formulas;

- closely monitor and timely recognize changes in trends; and

- project both frequency and severity of our insureds' losses with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

- insufficient or unreliable data;
- incorrect or incomplete analysis of available data;
- uncertainties generally inherent in estimates and assumptions;
- our failure to implement appropriate actuarial projections and ratings formulas or other pricing methodologies;
- regulatory constraints on rate increases;
- our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and
- unanticipated court decisions, legislation or regulatory action.

Because our business depends on insurance brokers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.

Certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and forwarded to our insurance subsidiary. In certain jurisdictions, when the insured pays its policy premium to its broker for payment on behalf of our insurance subsidiary, the premium might be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with whom we work. Where necessary, we review the financial condition of potential new brokers before we agree to transact business with them. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the absence of related premiums being paid to us.

The possibility of these events occurring depends in large part on the financial condition and internal operations of our brokers. If we are unable to collect premiums from our brokers in the future, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected.

We are subject to reinsurance counterparty credit risk.

Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly and uncertain of success. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include any amounts deemed uncollectible from the reinsurer in our reserve for uncollectible reinsurance. As of December 31, 2023, we had $300.4 million of aggregate reinsurance balances on paid and unpaid losses and ceded unearned premiums. These risks could cause us to incur increased net losses, and, therefore, adversely affect our financial condition.

We may act based on inaccurate or incomplete information regarding the accounts we underwrite.

We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.

The failure of our information technology and telecommunications systems could materially adversely affect our business.

Our business depends on our information technology and telecommunications systems, including our browser-based underwriting system. Among other things, we rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments and to prepare internal and external financial statements and information. In addition, some of these systems include or rely on third-party systems not located on our premises or under our direct control. Events such as natural catastrophes, terrorist attacks, industrial accidents, third-party system or network outages or computer malware may cause our systems to fail or be inaccessible for extended periods of time. While we have implemented business contingency and other plans to protect our systems, sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business.

Our operations depend on the reliable and secure processing, storage and transmission of confidential and other data and information in our computer systems and networks. Computer malware, hackers, employee misconduct and other external hazards could expose our systems to security breaches, cyber attacks or other disruptions. In addition, we routinely transmit and receive personal, personally identifiable, sensitive, confidential and proprietary data by electronic means and are subject to data privacy laws and regulations enacted in the jurisdictions in which we do business.

While we have implemented security measures designed to protect against breaches of security and other interference with our systems and networks, our systems and networks may be subject to significant breaches or interference. Any such event may result in material operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our customers' data and information, which in turn may result in legal claims, regulatory scrutiny and liability, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, reputational harm or other damage to our business. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

We employ third-party and open-source licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open-source licenses could result in increased costs, or reduced service levels, which would adversely affect our business.

Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all, and add complexity to the environment. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Additionally, the software powering our technology systems incorporates software covered by open-source licenses. The terms of many open-source licenses have not been interpreted by U.S. courts and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. Such risk could be difficult or impossible to eliminate, and such an event could adversely affect our business, financial condition and results of operations.

Artificial intelligence is an evolving and rapidly growing technology.

The rapid evolution of artificial intelligence ("AI") could exacerbate the information technology related risks described above, as well as alter the competitive landscape. While we anticipate that we will continue to research and implement AI-based technology solutions to both mitigate risk and increase automation in our environment, it is possible that bad actors and/or competitors will leverage AI solutions more effectively to either exploit vulnerabilities or take market share. Either outcome could negatively impact our business.

Cloud provider service failure or control weakness could adversely affect our business.

We employ cloud-based services to host the majority of our applications and intend to continue and expand our use. As we use cloud-based services, we will rely on third-party cloud providers to maintain appropriate controls and safeguards to protect confidential information we receive, including personal, personally identifiable, sensitive, confidential or proprietary data, and the integrity and continuous operation of our proprietary technology platform. While we conduct due diligence on these cloud providers with respect to their security and business controls, we may not have the visibility to effectively monitor the implementation and efficacy of these controls. Outside parties may be able to circumvent controls or exploit vulnerabilities, resulting in operational disruption, data loss, defects or a security event. Migrating to the cloud increases the risk of operational disruption should internet service be interrupted. While we have implemented business contingency and other plans to facilitate continuous internet access, sustained or concurrent service denials or similar failures could limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate our business. Any such event or failure could have a material adverse effect on our business, financial condition and results of operations.

We may change our underwriting guidelines or our strategy without stockholder approval.

Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section titled "Business" or elsewhere in this Annual Report on Form 10-K.

If actual renewals of our existing contracts do not meet expectations, our written premiums in future years and our future results of operations could be materially adversely affected.

Many of our contracts are written for a one-year term. In our financial forecasting process, we make assumptions about the rates of renewal of our prior year's contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write a renewal because of pricing conditions, our written premiums in future years and our future operations would be materially adversely affected.

Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims examiners, our claims organization's culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, if we do not train new claims employees effectively or if we lose a significant number of experienced claims employees, our claims department's ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could adversely affect our operating margins.

The effects of litigation on our business are uncertain and could have an adverse effect on our business.

As is typical in our industry, we continually face risks associated with litigation of various types, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. We could become involved in litigation with our customers, or become the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation may be based on a variety of issues, including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.

Risks Related to Our Investment Portfolio

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a high-quality, diversified portfolio of investments that is largely managed by professional investment advisory management firms in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and equity prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Quantitative and Qualitative Disclosures About Market Risk." A protracted low interest rate environment would place pressure on our net investment income, particularly as it relates to fixed-maturity securities and short-term investments, which, in turn, may adversely affect our operating results. Increases in interest rates could cause the values of our fixed-maturity securities portfolios to decline, thereby negatively impacting our book value. The magnitude of the decline depends on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed-maturity securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed-maturity securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We also invest in marketable equity securities. These securities are carried on the consolidated balance sheet at fair value and are subject to potential losses and declines in value, which may never recover. Our equity investments totaled $234.8 million as of December 31, 2023.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Risks Related to Liquidity and Access to Capital

Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary.

Because we are a holding company with no business operations of our own, our ability to pay dividends to stockholders largely depends on dividends and other distributions from our insurance subsidiary, Kinsale Insurance. State insurance laws, including the laws of Arkansas, restrict the ability of Kinsale Insurance to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Consequently, the maximum dividend distribution is limited by Arkansas law to the greater of 10% of policyholder surplus as of December 31 of the previous year or net income, not including realized capital gains, for the previous calendar year. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on our business. The maximum amount of dividends Kinsale Insurance could pay us during 2023 without regulatory approval is $257.3 million. State insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividends up to the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulators that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors. See "Dividend Policy."

We could be forced to sell investments to meet our liquidity requirements.

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our loss and loss adjustment expense reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate loss and loss adjustment reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

Our credit agreements contain financial and other covenants, the breach of any of which could result in acceleration of payment of amounts due under our borrowings.

As of December 31, 2023, we had outstanding borrowings of $183.8 million, net of debt issuance costs, in the aggregate under our two bank credit agreements. The agreements contain certain financial covenants that require us to maintain consolidated net worth in excess of a specified minimum amount, a leverage ratio as of the end of any fiscal quarter not in excess of 0.35 to 1, and minimum liquidity requirements if the maximum aggregate amount of dividends available to pay to us from Kinsale Insurance is below $50.0 million. The agreements contain other covenants which, among other things, require ongoing compliance with applicable insurance regulations and require our regulated insurance subsidiary to maintain a rating from A.M. Best not lower than an A-. A breach of any of these covenants could result in acceleration of our obligations to repay our outstanding indebtedness under such agreements if we are unable to obtain a waiver or amendment from our lenders, and otherwise could impair our ability to borrow funds or result in higher borrowing costs.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, and the availability of reinsurance, market disruptions and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares of common stock currently outstanding. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Regulation

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our insurance subsidiary, Kinsale Insurance, is subject to extensive regulation in Arkansas, its state of domicile, and to a lesser degree, the other states in which it operates. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of investors or stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, authorizations to write E&S lines of business, capital and surplus requirements, investment and underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business. State insurance regulators also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.

In addition, state insurance regulators have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, state insurance regulators could preclude or temporarily suspend us from carrying on some or all of our activities or could otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.

The NAIC has adopted a system to test the adequacy of statutory capital of insurance companies, known as "risk-based capital." This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies P&C insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiary to maintain regulatory authority to conduct our business. See also "Regulation — Required licensing."

We may become subject to additional government or market regulation.

Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies.

The Dodd-Frank Act also established the FIO and vested the FIO with the authority to monitor all aspects of the insurance sector, including to monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as "systemically significant" and therefore subject to regulation by the Federal Reserve as a bank holding company. Any additional regulations established as a result of the Dodd-Frank Act could increase our costs of compliance or lead to disciplinary action. In addition, legislation has been introduced from time to time that, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry, including federal licensing in addition to or in lieu of state licensing and requiring reinsurance for natural catastrophes. We are unable to predict whether any legislation will be enacted or any regulations will be adopted, or the effect any such developments could have on our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

The Company's risk management process includes assessing, identifying and managing material risks from various sources, including those related to cybersecurity. The Company uses information from incident history, industry publications and analysis centers, public news, government information sharing and recognized information security frameworks to inform its risk management program. Management employs a suite of detective and preventative cybersecurity measures including, but not limited to

- Maintaining a vulnerability management program,

- implementing and operating controls over logical access provisioning,

- maintaining an enterprise-wide security awareness program and

- administering periodic trainings.

The Company engages multiple vendors with subject matter and technological expertise in various aspects of cybersecurity management, including continuous threat detection and response coverage, endpoint detection, anti-malware, penetration testing and suspicious activity alerting, among others. When the Company engages third parties, management retains responsibility for the security and resiliency of its information assets. The Company maintains an incident response plan that includes escalation criteria and preliminary materiality assessments to guide business continuity and disclosure objectives.

We describe risks related to cybersecurity threats that could materially impact our business strategy, results of operations or financial condition under the heading "Risk Factors." Material impacts could include loss of access to systems and data, financial costs and reputational harm, among others.

Governance

Our Chief Executive Officer ("CEO") is responsible for assessing and managing overall material risks to the Company. With respect to cybersecurity risks, our CEO leverages the collective expertise of the Company's information security function which reports to our CEO through the Company's Chief Information Officer. The information security function is staffed with individuals with extensive information security employment experience, including in the financial services sector, educational experience and relevant credentials. The Audit Committee of the Board of Directors (the "Audit Committee") is responsible for receiving periodic updates on cybersecurity and information security risks, reviewing and discussing with management the quality and effectiveness of the Company's efforts to mitigate such risks and reporting such findings to the Board of Directors. Management informs the Audit Committee about prevention, detection, mitigation and remediation of cybersecurity incidents at least annually and monitors such matters continuously.

Item 2. Properties

We own our executive and insurance offices located in Richmond, Virginia, and we currently occupy approximately 110,000 square feet of the 137,000 square feet of available office space.

We believe that our facilities are adequate for our current needs.

Item 3. Legal Proceedings

We are subject to legal proceedings in the normal course of operating our insurance business. We are not involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition. Refer to Note 12 of the notes to the consolidated financial statements for further information regarding legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price for Common Stock

Our common stock began trading on the Nasdaq Global Select Market ("Nasdaq") under the symbol "KNSL" on July 28, 2016. Before then, there was no public market for our common stock. Effective January 3, 2022, the Company transferred its common stock listing from the Nasdaq to the New York Stock Exchange ("NYSE") and continued to trade under its current symbol "KNSL." As of February 16, 2024, we had 120 stockholders of record of our common stock.

Dividend Policy

We currently expect to pay quarterly cash dividends in the future; however, the declaration, payment and amount of future dividends is subject to the discretion of our Board of Directors. Our Board of Directors gives consideration to various risks and uncertainties, including those discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K when determining whether to declare and pay dividends, as well as the amount thereof. Our Board of Directors may take into account a variety of factors when determining whether to declare any dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends on our financial strength ratings and (6) any other factors that our Board of Directors deems relevant.

Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance subsidiary to pay dividends to us is subject to limits under insurance laws of the state in which our insurance subsidiary is domiciled. See "Risk Factors – Risks Related to Our Business and Our Industry – Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends and service our debt obligations depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Performance Graph

The performance graph compares the cumulative total shareholder return of an investment in (1) our common stock, (2) the cumulative total returns to S&P 500 and (3) the cumulative total returns to the S&P 500 P&C Index for the period from December 31, 2018 through December 31, 2023.

The graph assumes an initial investment of $100 and the reinvestment of dividends, if any. Such returns are based on historical results and are not indicative of future performance.



	December 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Kinsale Capital Group, Inc.	$ 100.00	$ 183.67	$ 362.33	$ 431.74	$ 475.64	$ 610.12
S&P 500	$ 100.00	$ 131.49	$ 155.68	$ 200.37	$ 164.08	$ 207.21
S&P 500 P&C Index	$ 100.00	$ 125.87	$ 134.63	$ 160.58	$ 190.89	$ 211.53

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report. The discussion and analysis below include certain forward-looking statements that are subject to risks, uncertainties and other factors described in "Risk Factors" that could cause actual results to differ materially from those expressed in, or implied by, those forward-looking statements. See "Forward-Looking Statements."

Year ended December 31, 2022 compared to year ended December 31, 2021

For a comparison of years ended December 31, 2022 and December 2021, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023.

Overview

Founded in 2009, we are an established and growing specialty insurance company. We focus exclusively on the E&S market in the U.S., where we use our underwriting expertise to write coverages for hard-to-place, small- to medium-sized business risks and personal lines risks. We market and sell these insurance products in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands primarily through a network of independent insurance brokers. We have an experienced and cohesive management team that has an average of over 30 years of relevant experience. Many of our employees and members of our management team have also worked together for decades at other E&S insurance companies.

We have one reportable segment, our Excess and Surplus Lines Insurance segment, which offers P&C insurance products through the E&S market. In 2023, the percentage breakdown of our gross written premiums was 67.3% casualty and 32.7% property. Our commercial lines offerings include commercial property, excess casualty, small business casualty, construction, general casualty, allied health, products liability, small business property, life sciences, entertainment, energy, professional liability, management liability, environmental, excess professional, health care, public entity, commercial auto, inland marine, aviation, ocean marine, product recall, and railroad. We also write homeowners' coverage in the personal lines market, which in aggregate represented 2.5% of our gross written premiums in 2023.

Our goal is to deliver long-term value for our stockholders by growing our business and generating attractive returns. We seek to accomplish this by generating consistent and strong underwriting profits while managing our capital prudently. We believe that we have built a company that is entrepreneurial and highly efficient, using our proprietary technology platform and leveraging the expertise of our highly-experienced employees in our daily operations. We believe our systems and technology are at the digital forefront of the insurance industry, allowing us to quickly collect and analyze data, thereby improving our ability to manage our business and reducing response times for our customers. We believe that we have differentiated ourselves from our competitors by effectively leveraging technology, vigilantly controlling expenses and maintaining control over our underwriting and claims management.

Components of Our Results of Operations

Gross written premiums

Gross written premiums are the amounts received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by:

- New business submissions;
- Conversion of new business submissions into policies;
- Renewals of existing policies; and
- Average size and premium rate of bound policies.

We earn insurance premiums on a pro rata basis over the term of the policy. Our insurance policies generally have a term of one year. Net earned premiums represent the earned portion of our gross written premiums, less that portion of our gross written premiums that is ceded to third-party reinsurers under our reinsurance agreements.

Ceded written premiums

Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential large losses. Ceded written premiums are earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels.

Fee income

Fee income includes policy fees charged to insureds and is recognized in earnings when the related premium is written. Policy fees are a flat charge to insureds and fee income is impacted primarily by the volume of business we write. In the period ended June 30, 2023, we reclassified policy fees to fee income. Historically, these fees were presented as a reduction to underwriting, acquisition and insurance expenses. We modified the definitions of the loss and expense ratios to include fee income in the denominator of each ratio. We have reclassified prior periods' results to conform to the current period's presentation. See Note 17 of the notes to the consolidated financial statements for further information regarding fee income.

Losses and loss adjustment expenses

Losses and loss adjustment expenses are a function of the amount and type of insurance contracts we write and the loss experience associated with the underlying coverage. In general, our losses and loss adjustment expenses are affected by:

- Frequency of claims associated with the particular types of insurance contracts that we write;
- Trends in the average size of losses incurred on a particular type of business;
- Mix of business written by us;
- Changes in the legal or regulatory environment related to the business we write;
- Trends in legal defense costs;
- Wage inflation;
- Social inflation;
- Inflation in material costs, and
- Inflation in medical costs.

Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Losses and loss adjustment expenses may be paid out over a period of years.

Underwriting, acquisition and insurance expenses

Underwriting, acquisition and insurance expenses include policy acquisition costs and other underwriting expenses. Policy acquisition costs are principally comprised of the commissions we pay our brokers, net of ceding commissions we receive on business ceded under certain reinsurance contracts. Policy acquisition costs also include deferred underwriting expenses that are directly related to the successful acquisition of policies. The amortization of such policy acquisition costs is charged to expense in proportion to premium earned over the policy life. Other underwriting expenses represent the general and administrative expenses of our insurance business such as employment costs, telecommunication and technology costs, and legal and auditing fees.

Net investment income

Net investment income is an important component of our results of operations. We earn investment income on our portfolio of cash and invested assets. Our cash and invested assets are primarily comprised of fixed-maturity securities, and may also include equity securities, investments in real estate, cash equivalents, and short-term investments. The principal factors that influence the level of net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value), the size of our investment portfolio is mainly a function of our invested equity capital combined with premiums we receive from our insureds less payments on policyholder claims. Net investment income also includes rental income and depreciation expense from our real estate investment property.

Change in fair value of equity securities

Change in fair value of equity securities consists of two components: (1) the reversal of the gain or loss recognized in previous periods on equity securities sold and (2) the change in unrealized gain or loss resulting from mark-to-market adjustments on equity securities still held.

Net realized investment gains (losses)

Net realized investment gains (losses) are a function of the difference between the amount received by us on the sale of a security and the security's amortized cost.

Income tax expense

Currently, substantially all of our income tax expense is comprised of federal income taxes. Our insurance subsidiary, Kinsale Insurance, is not subject to income taxes in the states in which it operates; however, our non-insurance subsidiaries are subject to state income taxes but have not generated any material taxable income to date. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect.

Key metrics

We discuss certain key metrics, described below, which we believe provide useful information about our business and the operational factors underlying our financial performance.

Underwriting income is a non-GAAP financial measure. We define underwriting income as net income, excluding net investment income, net change in the fair value of equity securities, net realized investment gains and losses, change in allowance for credit losses on investments, interest expense, other income, other expenses and income tax expense. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income in accordance with GAAP to underwriting income.

Net operating earnings is a non-GAAP financial measure. We define net operating earnings as net income excluding the net change in the fair value of equity securities, after taxes, net realized investment gains and losses, after taxes and change in allowance for credit losses on investments, after taxes. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income in accordance with GAAP to net operating earnings.

Loss ratio, expressed as a percentage, is the ratio of losses and loss adjustment expenses to the sum of net earned premiums and fee income.

Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and insurance expenses to the sum of net earned premiums and fee income.

Combined ratio is the sum of the loss ratio and the expense ratio as presented. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.

Return on equity is net income as a percentage of average beginning and ending total stockholders' equity during the period.

Operating return on equity is a non-GAAP financial measure. We define operating return on equity as net operating earnings expressed as a percentage of average beginning and ending stockholders' equity during the period. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income in accordance with GAAP to net operating earnings.

Net retention ratio is the ratio of net written premiums to gross written premiums.

Gross investment return is investment income from fixed-maturity and equity securities (and short-term investments, if any), before any deductions for fees and expenses, expressed as a percentage of the average beginning and ending book values of those investments during the period.

Results of Operations

Year ended December 31, 2023 compared to year ended December 31, 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

($ in thousands)	**Year Ended December 31,**			
	2023	**2022**	**Change**	**% Change**
Gross written premiums	$ 1,568,815	$ 1,102,092	$ 466,723	42.3 %
Ceded written premiums	(304,185)	(165,282)	(138,903)	84.0 %
Net written premiums	$ 1,264,630	$ 936,810	$ 327,820	35.0 %
Net earned premiums	$ 1,072,537	$ 794,119	$ 278,418	35.1 %
Fee income	27,026	19,604	7,422	37.9 %
Losses and loss adjustment expenses	600,219	457,913	142,306	31.1 %
Underwriting, acquisition and insurance expenses	228,970	180,322	48,648	27.0 %
Underwriting income [1]	270,374	175,488	94,886	54.1 %
Net investment income	102,335	51,282	51,053	99.6 %
Change in fair value of equity securities	15,277	(27,723)	43,000	NM
Net realized investment gains	6,040	1,191	4,849	407.1 %
Change in allowance for credit losses on investments	(187)	(366)	179	NM
Interest expense	(10,301)	(4,284)	(6,017)	140.5 %
Other income (expenses), net	479	(24)	503	NM
Income before taxes	384,017	195,564	188,453	96.4 %
Income tax expense	75,924	36,450	39,474	108.3 %
Net income	$ 308,093	$ 159,114	$ 148,979	93.6 %
Net operating earnings [2]	$ 291,400	$ 180,363	$ 111,037	61.6 %
Loss ratio	54.6 %	56.3 %		
Expense ratio	20.8 %	22.2 %		
Combined ratio [3]	75.4 %	78.5 %		
Return on equity	33.6 %	22.0 %		
Operating return on equity [2]	31.8 %	25.0 %		

NM - Percentage change is not meaningful

[1] Underwriting income is a non-GAAP financial measure. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income in accordance with GAAP to underwriting income.

[2] Net operating earnings and operating return on equity are non-GAAP financial measures. Net operating earnings is defined as net income excluding the net change in the fair value of equity securities, after taxes, net realized investment gains and losses, after taxes, and change in allowance for credit losses on investments, after taxes. Operating return on equity is defined as net operating earnings expressed as a percentage of average beginning and ending total stockholders' equity during the period. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of net income in accordance with GAAP to net operating earnings.

(3) The combined ratio is the sum of the loss ratio and expense ratio as presented. Calculations of each component may not add due to rounding.

Net income was $308.1 million for the year ended December 31, 2023 compared to $159.1 million for the year ended December 31, 2022, an increase of $149.0 million, or 93.6%. The increase in net income in 2023 over 2022 was primarily due to a combination of continued profitable growth, an increase in investment income driven by higher investment balances and higher interest rates and higher returns on equity investments.

Underwriting income was $270.4 million for the year ended December 31, 2023 compared to $175.5 million for the year ended December 31, 2022, an increase of $94.9 million, or 54.1%. The increase in underwriting income was primarily due to a combination of premium growth, rate increases, favorable loss experience and lower net commissions. The corresponding combined ratios were 75.4% for the year ended December 31, 2023 compared to 78.5% for the year ended December 31, 2022.

Premiums

Gross written premiums were $1.6 billion for the year ended December 31, 2023 compared to $1.1 billion for the year ended December 31, 2022, an increase of $466.7 million, or 42.3%. The increase in gross written premiums for the year ended December 31, 2023 was primarily due to higher submission activity from brokers and higher rates across most lines of business, resulting from continued favorable conditions in the E&S market. The average premium per policy written by us was $15,200 in 2023 compared to $12,400 in 2022. Excluding our personal insurance division, which has relatively low premiums per policy written, the average premium per policy written was $16,400 in 2023 compared to $14,700 in 2022. The increase in the average premium per policy written was due to changes in the mix of business and higher rates on bound accounts during 2023 compared to the prior year. Gross written premiums increased across substantially all of our underwriting divisions for the year ended December 31, 2023 and were most notable in the following lines of business:

- Commercial Property, which represented approximately 26.3% of our gross written premiums in 2023, increased by $230.5 million, or 127.0%, for the year ended December 31, 2023;

- General Casualty, which represented approximately 7.5% of our gross written premiums in 2023, increased by $49.0 million, or 70.2%, for the year ended December 31, 2023;

- Excess Casualty, which represented approximately 12.4% of our gross written premiums in 2023, increased by $46.6 million, or 31.6%, for the year ended December 31, 2023;

- Small Business Casualty, which represented approximately 11.1% of our gross written premiums in 2023, increased by $24.7 million, or 16.5%, for the year ended December 31, 2023 and

- Construction, which represented approximately 8.8% of our gross written premiums in 2023, increased by $15.4 million, or 12.5%, for the year ended December 31, 2023.

Net written premiums increased by $327.8 million, or 35.0%, to $1.3 billion for the year ended December 31, 2023 from $936.8 million for the year ended December 31, 2022. The increase in net written premiums was largely due to higher gross written premiums for the year ended December 31, 2023. Our net retention ratio was 80.6% for the year ended December 31, 2023 compared to 85.0% for the year ended December 31, 2022. The decrease in the net retention ratio was primarily due to higher premiums ceded under the commercial property quota share and excess casualty variable quota share reinsurance treaties as a result of growth in our property and excess casualty lines and a higher cession rate on the commercial property quota share effective with the June 2023 renewal.

Net earned premiums were $1.1 billion for the year ended December 31, 2023 compared to $794.1 million for the year ended December 31, 2022, an increase of $278.4 million, or 35.1%. As previously discussed, the increase was due to growth in gross written premiums in 2023 compared to 2022.

Loss ratio

Our loss ratio was 54.6% for the year ended December 31, 2023 compared to 56.3% for the year ended December 31, 2022. The decrease in the loss ratio for the year ended December 31, 2023 was due primarily to lower catastrophe losses incurred during the period, offset in part by lower relative net favorable development of loss reserves from prior accident years. During the year ended December 31, 2022, current year incurred losses and loss adjustment expenses included $26.6 million of net catastrophe losses primarily attributable to Hurricane Ian.

During the year ended December 31, 2023, prior accident years developed favorably by $35.8 million, of which $49.0 million was attributable to the 2021 and 2022 accident years due to lower emergence of reported losses than expected across most lines of business. This favorable development was offset in part by adverse development largely from the 2017 through 2019 accident years due to long-tailed property damage claims within the construction-related primary casualty business that are more exposed to the increase in inflation.

During the year ended December 31, 2022, loss reserves for prior accident years developed favorably by $35.9 million, of which $41.8 million was attributable to the 2020 and 2021 accident years due to lower emergence of reported losses than expected across most lines of business. This favorable development was offset in part by adverse development largely from the 2016 and 2018 accident years due to routine variability in reported losses and modest adjustments in actuarial assumptions.

On an inception-to-date basis as of December 31, 2023, all accident years have developed favorably, with the exception of the 2011 accident year.

The following table summarizes the effect of the factors indicated above on the loss ratios for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | | |
| | 2023 | | 2022 | |
($ in thousands)	Losses and Loss Adjustment Expenses	% of Sum of Earned Premiums and Fee Income	Losses and Loss Adjustment Expenses	% of Sum of Earned Premiums and Fee Income
Loss ratio:				
Current accident year	$ 631,407	57.4 %	$ 467,182	57.4 %
Current accident year - catastrophe losses	4,586	0.4 %	26,618	3.3 %
Effect of prior year development	(35,774)	(3.2)%	(35,887)	(4.4)%
Total	$ 600,219	54.6 %	$ 457,913	56.3 %

Expense ratio

The following table summarizes the components of the expense ratio for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | | |
| | **2023** | | **2022** | |
($ in thousands)	**Underwriting Expenses**	**% of Sum of Earned Premiums and Fee Income**	**Underwriting Expenses**	**% of Sum of Earned Premiums and Fee Income**
Net commissions incurred	113,717	10.3 %	93,756	11.5 %
Other underwriting expenses	115,253	10.5 %	86,566	10.7 %
Underwriting, acquisition, and insurance expenses	$ 228,970	20.8 %	$ 180,322	22.2 %

The expense ratio was 20.8% for the year ended December 31, 2023 compared to 22.2% for the year ended December 31, 2022. The decrease in the expense ratio was primarily due to lower relative net commissions due to higher ceding commissions earned under the commercial property quota share treaty as a result of commercial property premium growth and a higher cession rate on the commercial property quota share treaty effective June 2023. Direct commissions paid as a percent of gross written premiums was 14.5% and 14.6% for the years ended December 31, 2023 and 2022, respectively.

Investing results

Our net investment income increased by 99.6% to $102.3 million for the year ended December 31, 2023 from $51.3 million for the year ended December 31, 2022, primarily due to growth in our investment portfolio largely generated from the investment of strong operating cash flows and higher interest rates relative to the prior year period.

The following table summarizes the components of net investment income, change in the fair value of equity securities, net realized investment gains and change in allowance for credit losses on investments for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | |
($ in thousands)	**2023**	**2022**	**Change**
Interest from fixed-maturity securities	$ 94,444	$ 48,186	$ 46,258
Dividends on equity securities	5,097	4,406	691
Cash equivalents and short-term investments	3,004	1,251	1,753
Real estate investment income	3,716	234	3,482
Gross investment income	106,261	54,077	52,184
Investment expenses	(3,926)	(2,795)	(1,131)
Net investment income	102,335	51,282	51,053
Change in the fair value of equity securities	15,277	(27,723)	43,000
Net realized investment gains	6,040	1,191	4,849
Change in allowance for credit losses on investments	(187)	(366)	179
Net unrealized and realized investment gains (losses)	21,130	(26,898)	48,028
Total	$ 123,465	$ 24,384	$ 99,081

The weighted average duration of our investment portfolio, including cash equivalents, was 2.8 years and 3.5 years at December 31, 2023 and 2022, respectively. Our investment portfolio, excluding cash equivalents and unrealized gains and losses, had a gross investment return of 4.0% as of December 31, 2023, compared to 3.0% as of December 31, 2022.

During the year ended December 31, 2023, the increase in the fair value of equity securities of $15.3 million was comprised of unrealized gains related to ETFs and common stocks of $12.8 million and unrealized gains related to non-redeemable preferred stock of $2.5 million. The change in the fair value of ETFs and common stocks during 2023 primarily reflected changes in the broader U.S. stock market.

During the year ended December 31, 2022, the decrease in the fair value of equity securities of $(27.7) million was comprised of higher unrealized losses related to ETF securities of $(19.6) million and higher unrealized losses related to non-redeemable preferred stock of $(8.1) million. The decrease in the fair value of our ETF and common stock portfolio reflected lower valuations in the broader U.S. stock market during the period. The change in unrealized losses during 2022 attributable to non-redeemable preferred stock reflected a higher interest rate environment.

We perform quarterly reviews of all available-for-sale securities within our investment portfolio to determine whether the decline in a security's fair value is deemed to be a credit loss. Based on our review, we recorded credit loss expense of $0.2 million and $0.4 million for the year ended December 31, 2023 and 2022, respectively. See Note 2 of the notes to the consolidated financial statements for further information regarding credit losses.

Income tax expense

Our effective tax rate was approximately 19.8% for the year ended December 31, 2023 compared to 18.6% for the year ended December 31, 2022. The effective tax rate was lower than the federal statutory rate of 21% primarily due to the tax benefits from stock-based compensation and tax-exempt investment income.

Return on equity

Our return on equity was 33.6% for the year ended December 31, 2023 compared to 22.0% for the year ended December 31, 2022. Operating return on equity was 31.8% for 2023, an increase from 25.0% for 2022. The increase in operating return on equity was attributable largely to continued profitable growth from continuing favorable market conditions and rate increases.

Liquidity and Capital Resources

Sources and uses of funds

We are organized as a Delaware holding company with our operations primarily conducted by our wholly-owned insurance subsidiary, Kinsale Insurance, which is domiciled in Arkansas. Accordingly, Kinsale may receive cash through (1) loans from banks, (2) issuance of equity and debt securities, (3) corporate service fees from our insurance subsidiary, (4) payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions and (5) dividends from our insurance subsidiary. We may use the proceeds from these sources to contribute funds to Kinsale Insurance in order to support premium growth, reduce our reliance on reinsurance, pay dividends and taxes and for other business purposes.

We receive corporate service fees from Kinsale Insurance to reimburse us for most of the operating expenses that we incur. Reimbursement of expenses through corporate service fees is based on the actual costs that we expect to incur with no mark-up above our expected costs.

We file a consolidated federal income tax return with our subsidiaries, and under our corporate tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service.

State insurance laws restrict the ability of Kinsale Insurance to declare stockholder dividends without prior regulatory approval. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. The maximum dividend distribution Kinsale Insurance may make absent the approval or non-disapproval of the insurance regulatory authority in Arkansas is limited by Arkansas law to the greater of (1) 10% of policyholder surplus as of December 31 of the previous year, or (2) net income, not including realized capital gains, for the previous calendar year. The Arkansas statute also requires that dividends and other distributions be paid out of positive unassigned surplus without prior approval. The maximum amount of dividends Kinsale Insurance can pay us during 2024 without regulatory approval is $257.3 million. Insurance regulators have broad powers to ensure that statutory surplus remains at adequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. In the future, state insurance regulatory authorities that have jurisdiction over the payment of dividends by Kinsale Insurance may adopt statutory provisions more restrictive than those currently in effect. Kinsale Insurance did not pay dividends to us during 2023. See also "Risk Factors — Risks Related to Our Business and Our Industry — Because we are a holding company and substantially all of our operations are conducted by our insurance subsidiary, our ability to pay dividends depends on our ability to obtain cash dividends or other permitted payments from our insurance subsidiary."

As of December 31, 2023, our holding company had $17.1 million in cash and investments, compared to $34.8 million as of December 31, 2022.

Management believes there is sufficient liquidity available at the holding company and in its insurance subsidiary, Kinsale Insurance, as well as in its other operating subsidiaries, to meet its operating cash needs and obligations for the next 12 months.

Real Estate Investment

In December of 2022, we acquired real estate property adjacent to our current headquarters for $76.6 million. The property is comprised of two office buildings totaling over 580,000 square feet and a parking deck situated on approximately 29 acres of land. During 2023, we sold one office building and the parking deck for approximately $62.0 million in cash, net of seller's costs, and determined we would occupy the remaining building for future expansion of our operations. Upon this determination, we reclassified the carrying value of the building to property and equipment within other assets on the consolidated balance sheet. We have plans for future capital expenditures related to the renovation of the building that we plan to fund through draw downs on our Credit Facility. The remaining $14.8 million presented on the consolidated balance sheet represents the portion of remaining real estate assets held for investment purposes.

Debt

In July 2022, we entered into a Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement"), which provides for the issuance of senior promissory notes with an aggregate principal amount of up to $150.0 million. In September 2023, we entered into an amendment to the Note Purchase Agreement, which increased the authorized aggregate principal amount of senior promissory notes that may be issued thereunder to $200.0 million.

Pursuant to the Note Purchase Agreement, on July 22, 2022 we issued $125.0 million aggregate principal amount of 5.15% senior promissory notes (the "Series A Notes") and on September 18, 2023 we issued a $50.0 million aggregate principal amount 6.21% senior promissory note (the "Series B Note"), the proceeds of which were used to fund surplus at Kinsale Insurance, refinance indebtedness and for general corporate purposes. See Note 11 for further information regarding the Note Purchase Agreement.

In July 2022, we entered into an Amended and Restated Credit Agreement, which extended the maturity date to July 22, 2027, and increased the aggregate commitment to $100.0 million, with the option to increase the aggregate commitment by $30.0 million, subject to certain conditions. Borrowings under the Amended and Restated Credit Agreement may be used for general corporate purposes (which may include, without limitation, to fund future growth, to finance working capital needs, to fund capital expenditures, and to refinance, redeem or repay indebtedness). See Note 11 for further information regarding the Amended and Restated Credit Agreement.

Shelf registration

In August 2022, we filed a universal shelf registration statement with the SEC that expires in 2025. We can use this shelf registration to issue an unspecified amount of common stock, preferred stock, depositary shares and warrants. The specific terms of any securities we issue under this registration statement will be provided in the applicable prospectus supplements.

In November 2022, we completed an underwritten public offering and sold and issued 155,000 shares of our common stock at a price of $308.30 per share, to the underwriter. We received net proceeds from the offering of $47.5 million, which was used for general corporate purposes, including to fund organic growth.

Cash flows

Our most significant source of cash is from premiums received from our insureds, which, for most policies, we receive at the beginning of the coverage period. Our most significant cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We also use cash to pay commissions to brokers, as well as to pay for ongoing operating expenses such as salaries, consulting services and taxes. As described under "—Reinsurance" below, we use reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. Management believes that cash receipts from premiums, proceeds from investment sales and redemptions and investment income are sufficient to cover cash outflows in the foreseeable future.

Our cash flows for the years ended December 31, 2023 and 2022 were:

		Year Ended December 31,		
		2023		2022
		(in thousands)		
Cash and cash equivalents provided by (used in):				
Operating activities	$	859,835	$	557,815
Investing activities		(860,892)		(708,573)
Financing activities		(28,523)		185,992
Change in cash and cash equivalents	$	(29,580)	$	35,234

We have historically generated positive operating cash flows allowing our cash and invested assets to grow. The increase in cash provided by operating activities in 2023 compared to 2022 was due primarily to growth in business and the timing of claim payments and reinsurance recoveries.

For the year ended December 31, 2023, net cash used in investing activities of $860.9 million reflected growth in our business operations. For the year ended December 31, 2023, funds from operations were used to purchase fixed-maturity securities, particularly corporate bonds and asset- and mortgage-backed securities of $1.3 billion, and to a lesser extent, sovereigns and government agency bonds of $26.3 million and municipal bonds of $4.9 million. During 2023, we received proceeds of $245.6 million from sales of fixed-maturity securities, largely corporate bonds and mortgage- and asset-backed securities and $176.5 million from redemptions of asset- and mortgage-backed securities and corporate bonds. For the year ended December 31, 2023, purchases of equity securities of $86.6 million primarily consisted of common stocks. Proceeds from sales of equity securities of $30.6 million consisted of primarily ETFs and common stocks. In addition, net sales of short-term investments of $36.7 million consisted of U.S. Treasuries, government agency and corporate bonds. Net cash used in investing activities also included proceeds of $62.0 million from the sale of a portion of our real estate investment property in the third quarter of 2023.

For the year ended December 31, 2022, net cash used in investing activities was $708.6 million. For the year ended December 31, 2022, funds from operations were used to purchase fixed-maturity securities, particularly corporate bonds and asset- and mortgage-backed securities of $713.2 million, and to a lesser extent, municipal bonds of $22.2 million and sovereigns of $16.0 million. During 2022, we received proceeds of $63.1 million from sales of fixed-maturity securities, largely corporate bonds and mortgage- and asset-backed securities and $110.4 million from redemptions of asset- and mortgage-backed securities and corporate bonds. For the year ended December 31, 2022, purchases of common stocks and ETFs were $10.0 million and $1.5 million, respectively. In addition, net purchases of short-term investments of $40.6 million consisted of U.S. Treasuries and corporate bonds. Net cash used in investing activities also included the purchase of a real estate investment property for $76.6 million in December of 2022 and property and equipment of $6.9 million.

For the year ended December 31, 2023, net cash used in financing activities was $28.5 million and reflected proceeds of $50.0 million from the issuance of the Series B Note on September 18, 2023. Proceeds from the sale of our real estate investment were used to pay down $62.0 million from our Credit Facility. Financing activities also reflected dividends of $0.56 per common share, or $13.0 million in the aggregate. Payroll taxes withheld and remitted on restricted stock awards were $4.3 million, offset in part by proceeds received from our equity compensation plans of $0.9 million.

For the year ended December 31, 2022, net cash provided by financing activities was $186.0 million and reflected proceeds of $125.0 million from the issuance of the Series A Notes on July 22, 2022, a portion of which were used to pay off the outstanding loans of $43.0 million under the Amended and Restated Credit Agreement on July 25, 2022, and proceeds of $47.5 million from our equity offering in November 2022. In December 2022, we drew down $73.0 million from our revolving credit facility to finance the purchase of our real estate investment property. Financing activities also reflected dividends of $0.52 per common share, or $11.9 million in the aggregate. Proceeds received from our equity compensation plans were $1.1 million, offset by payroll taxes withheld and remitted on restricted stock awards of $3.3 million for the year ended December 31, 2022.

Reinsurance

We enter into reinsurance contracts to limit our exposure to potential large losses. Our reinsurance is primarily contracted under quota-share reinsurance treaties and excess of loss treaties. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company's losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company's losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company's losses.

For the year ended December 31, 2023, property insurance represented 32.7% of our gross written premiums. When we write property insurance, we buy reinsurance to significantly mitigate our risk to large losses. We use sophisticated computer models to analyze the risk of severe losses from weather-related events and earthquakes. We measure exposure to these catastrophe losses in terms of PML, which is an estimate of what level of loss we would expect to experience in a windstorm or earthquake event occurring once in every 100 or 250 years. We manage this PML by purchasing catastrophe reinsurance coverage. Effective June 1, 2023, we purchased catastrophe reinsurance coverage of $127.5 million per event in excess of our $47.5 million per event retention. Our property catastrophe reinsurance includes a reinstatement provision which requires us to pay reinstatement premiums after a loss has occurred in order to preserve coverage. Including the reinstatement provision, the maximum aggregate loss recovery limit is $255.0 million and is in addition to the coverage provided by our other property reinsurance.

Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of the reinsurer to honor its obligation could result in losses to us, and therefore, we established an allowance for credit risk based on historical analysis of credit losses for highly rated companies in the insurance industry. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. As of December 31, 2023, Kinsale Insurance has only contracted with reinsurers with A.M. Best financial strength ratings of "A-" (Excellent) or better. At December 31, 2023, the net reinsurance receivable, defined as the sum of paid and unpaid reinsurance recoverables, ceded unearned premiums less reinsurance payables, from five reinsurers represented 67.7% of the total balance. At December 31, 2023, we recorded an allowance for credit losses of $0.7 million related to our reinsurance balances.

Ratings

Kinsale Insurance has a financial strength rating of "A" (Excellent) from A.M. Best. A.M. Best assigns ratings to insurance companies, which currently range from "A++" (Superior) to "F" (In Liquidation). "A" (Excellent) is the third highest rating issued by A.M. Best. The "A" (Excellent) rating is assigned to insurers that have, in A.M. Best's opinion, an excellent ability to meet their ongoing obligations to policyholders. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligation to policyholders and is not an evaluation directed at investors. See also "Risk Factors — Risks Related to Our Business and Our Industry — A decline in our financial strength rating may adversely affect the amount of business we write."

The financial strength ratings assigned by A.M. Best have an impact on the ability of the insurance companies to attract and retain agents and brokers and on the risk profiles of the submissions for insurance that the insurance companies receive. The "A" (Excellent) rating obtained by Kinsale Insurance is consistent with our business plan and allows us to actively pursue relationships with the agents and brokers identified in our marketing plan.

Contractual obligations and commitments

Reserves for losses and loss adjustment expenses

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. The estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis due to the uncertainty inherent in the process of estimating such payments.

See Note 7 of the notes to the consolidated financial statements and "—Critical Accounting Estimates" for a discussion of estimates and assumptions related to the reserves for unpaid losses and loss adjustment expenses.

Reinsurance balances recoverable on reserves for losses and loss adjustment expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. The method for determining reinsurance recoverables for unpaid losses and loss adjustment expenses involves reviewing actuarial estimates of gross unpaid losses and loss adjustment expenses to determine the Company's ability to cede unpaid losses and loss adjustment expenses under the Company's existing reinsurance contracts.

See Note 8 to the consolidated financial statements and "—Critical Accounting Estimates" for a discussion of reinsurance recoverables.

Debt

As of December 31, 2023, we had $125.0 million of 5.15% Series A Senior Notes outstanding. Principal payments are required annually beginning on July 22, 2030 in equal installments of $25.0 million through July 22, 2034, the maturity date. Interest accrues quarterly and is payable in arrears.

As of December 31, 2023, we had $50.0 million of the 6.21% Series B Senior Note outstanding. Principal payments are required annually beginning on July 22, 2030 in equal installments of $10.0 million through July 22, 2034, the maturity date. Interest accrues quarterly and is payable in arrears.

As of December 31, 2023, we had $11.0 million outstanding under the Amended and Restated Credit Agreement, which has a maturity of July 22, 2027. Interest on the outstanding amounts is based on 3-month Adjusted Term SOFR plus a margin of 1.625%. Interest accrues over the term of the interest rate and is payable in arrears.

See Note 11 to the consolidated financial statements for further details regarding our debt obligations.

Financial Condition

Stockholders' equity

At December 31, 2023, total stockholders' equity and tangible stockholders' equity were $1.1 billion, compared to total stockholders' equity of $745.4 million and tangible stockholders' equity of $742.7 million at December 31, 2022. The increase in both total stockholders' equity and tangible stockholders' equity in 2023 compared to 2022 was primarily due to profits generated during the period, a decrease in unrealized losses on available-for-sale investments, net of taxes and net activity related to stock-based compensation plans. These increases were offset in part by dividends declared during 2023. Tangible stockholders' equity is a non-GAAP financial measure. See "—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of stockholders' equity in accordance with GAAP to tangible stockholders' equity.

See Note 9 to the consolidated financial statements for further details regarding our stock-based compensation plans.

Dividend declarations

On February 15, 2023, the Company's Board of Directors declared a cash dividend of $0.14 per share of common stock. This dividend was paid on March 13, 2023 to all stockholders of record on February 28, 2023.

On May 15, 2023, the Company's Board of Directors declared a cash dividend of $0.14 per share of common stock. This dividend was paid on June 13, 2023 to all stockholders of record on May 31, 2023.

On August 16, 2023, the Company's Board of Directors declared a cash dividend of $0.14 per share of common stock. This dividend was paid on September 12, 2023 to all stockholders of record on August 29, 2023.

On November 15, 2023, the Company's Board of Directors declared a cash dividend of $0.14 per share of common stock. This dividend was paid on December 13, 2023 to all stockholders of record on November 29, 2023.

On February 12, 2024, the Company's Board of Directors declared a cash dividend of $0.15 per share of common stock. This dividend is payable on March 13, 2024 to all stockholders of record on February 27, 2024.

Investment portfolio

At December 31, 2023, our cash and invested assets of $3.1 billion consisted of fixed-maturity securities, cash and cash equivalents, equity securities, short-term investments and real estate investments. At December 31, 2023, the majority of the investment portfolio was comprised of fixed-maturity securities of $2.7 billion that were classified as available-for-sale. Available-for-sale investments are carried at fair value with unrealized gains and losses on those securities, net of applicable taxes, reported as a separate component of accumulated other comprehensive income. At December 31, 2023, we also held $234.8 million of equity securities, which were comprised of ETFs, common stocks and non-redeemable preferred stock, $126.7 million of cash and cash equivalents, $14.8 million of real estate investments and $5.6 million of short-term investments. Our fixed-maturity securities, including cash equivalents, had a weighted average duration of 2.8 years and an average rating of "AA-" at December 31, 2023. Our investment portfolio, excluding cash equivalents and real estate investments, had a gross investment return of 4.0% as of December 31, 2023, compared to 3.0% as of December 31, 2022.

At December 31, 2023, the amortized cost and estimated fair value of our fixed-maturity, equity, and short-term investments were as follows:

	December 31, 2023		
	Amortized Cost	Estimated Fair Value	% of Total Fair Value
	($ in thousands)		
Fixed maturities:			
U.S. Treasury securities and obligations of U.S. government agencies	$ 28,003	$ 27,254	1.0 %
Obligations of states, municipalities and political subdivisions	191,080	171,044	5.8 %
Corporate and other securities	1,437,468	1,387,693	47.0 %
Asset-backed securities	641,700	641,760	21.7 %
Residential mortgage-backed securities	463,904	417,106	14.1 %
Commercial mortgage-backed securities	72,308	66,902	2.3 %
Total fixed maturities	2,834,463	2,711,759	91.9 %
Equity securities:			
Exchange traded funds	65,401	106,300	3.6 %
Nonredeemable preferred stock	38,289	33,173	1.1 %
Common stock	89,853	95,340	3.2 %
Total equity securities	193,543	234,813	7.9 %
Short-term investments	5,601	5,589	0.2 %
Total	$ 3,033,607	$ 2,952,161	100.0 %

The table below summarizes the credit quality of our fixed-maturity securities as of December 31, 2023, as rated by Standard & Poor's Financial Services, LLC ("Standard & Poor's") or equivalent designation:

Standard & Poor's or Equivalent Designation	December 31, 2023	
	Estimated Fair Value	% of Total
	($ in thousands)	
AAA	$ 773,649	28.5 %
AA	626,287	23.1 %
A	859,706	31.7 %
BBB	384,539	14.2 %
Below BBB	67,578	2.5 %
Total	$ 2,711,759	100.0 %

The amortized cost and estimated fair value of our available-for-sale investments in fixed-maturity securities summarized by contractual maturity as of December 31, 2023, were as follows:

	December 31, 2023		
	Amortized Cost	Estimated Fair Value	% of Fair Value
	($ in thousands)		
Due in one year or less	$ 193,054	$ 191,792	7.1 %
Due after one year through five years	1,051,112	1,038,158	38.3 %
Due after five years through ten years	184,603	167,555	6.2 %
Due after ten years	227,782	188,486	6.9 %
Asset-backed securities	641,700	641,760	23.7 %
Residential mortgage-backed securities	463,904	417,106	15.4 %
Commercial mortgage-backed securities	72,308	66,902	2.4 %
Total fixed maturities	$ 2,834,463	$ 2,711,759	100.0 %

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.

Restricted investments

In order to conduct business in certain states, we are required to maintain letters of credit or assets on deposit to support state-mandated insurance regulatory requirements and to comply with certain third-party agreements. Assets held on deposit or in trust accounts are primarily in the form of cash or certain high-grade securities. The fair value of our restricted assets was $5.8 million and $5.9 million at December 31, 2023 and 2022, respectively.

Reconciliation of Non-GAAP Financial Measures

Reconciliation of underwriting income

Underwriting income is a non-GAAP financial measure that we believe is useful in evaluating our underwriting performance without regard to investment income. Underwriting income is defined as net income excluding net investment income, the net change in the fair value of equity securities, net realized investment gains and losses, change in allowance for credit losses on investments, interest expense, other expenses, other income and income tax expense. We use underwriting income as an internal performance measure in the management of our operations because we believe it gives us and users of our financial information useful insight into our results of operations and our underlying business performance. Underwriting income should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define underwriting income differently.

Net income for the years ended December 31, 2023 and 2022 reconciles to underwriting income as follows:

	Year Ended December 31,			
($ in thousands)	2023		2022	
Net income	$	308,093	$	159,114
Income tax expense		75,924		36,450
Income before taxes		384,017		195,564
Net investment income		(102,335)		(51,282)
Change in the fair value of equity securities		(15,277)		27,723
Net realized investment gains		(6,040)		(1,191)
Change in allowance for credit losses on investments		187		366
Interest expense		10,301		4,284
Other expenses [1]		942		721
Other income		(1,421)		(697)
Underwriting income	$	270,374	$	175,488

[1] Other expenses are corporate expenses not allocated to our insurance operations.

Reconciliation of net operating earnings

Net operating earnings is defined as net income excluding the effects of the net change in the fair value of equity securities, after taxes, net realized investment gains and losses, after taxes, and the change in allowance for credit losses on investments, after taxes. Management believes the exclusion of these items provides a useful comparison of the Company's underlying business performance from period to period. Net operating earnings and percentages or calculations using net operating earnings (e.g., operating return on equity) are non-GAAP financial measures. Net operating earnings should not be viewed as a substitute for net income calculated in accordance with GAAP, and other companies may define net operating earnings differently.

Net income for the years ended December 31, 2023 and 2022 reconciles to net operating earnings as follows:

	Year Ended December 31,	
($ in thousands)	2023	2022
Net income	$ 308,093	$ 159,114
Adjustments:		
Change in the fair value of equity securities, before taxes	(15,277)	27,723
Income tax expense (benefit) [1]	3,208	(5,822)
Change in the fair value of equity securities, after taxes	(12,069)	21,901
Net realized investment gains, before taxes	(6,040)	(1,191)
Income tax expense [1]	1,268	250
Net realized investment gains, after taxes	(4,772)	(941)
Change in allowance for credit losses on investments, before taxes	187	366
Income tax benefit [1]	(39)	(77)
Change in allowance for credit losses on investments, after taxes	148	289
Net operating earnings	$ 291,400	$ 180,363
Operating return on equity:		
Average equity [2]	$ 916,141	$ 722,392
Return on equity [3]	33.6 %	22.0 %
Operating return on equity [4]	31.8 %	25.0 %

[1] Income taxes on adjustments to reconcile net income to net operating earnings use an effective tax rate of 21%.

[2] Average equity is computed by adding the total stockholders' equity as of the date indicated to the prior year-end total and dividing by two.

[3] Return on equity is net income expressed as a percentage of average beginning and ending stockholders' equity during the period.

[4] Operating return on equity is net operating earnings expressed as a percentage of average beginning and ending stockholders' equity during the period.

Reconciliation of tangible stockholders' equity

Tangible stockholders' equity is a non-GAAP financial measure. We define tangible stockholders' equity as stockholders' equity less intangible assets, net of deferred taxes. Our definition of tangible stockholders' equity may not be comparable to that of other companies, and it should not be viewed as a substitute for stockholders' equity calculated in accordance with GAAP. We use tangible stockholders' equity internally to evaluate the strength of our balance sheet and to compare returns relative to this measure.

Stockholders' equity at December 31, 2023 and 2022 reconciles to tangible stockholders' equity as follows:

	December 31,	
($ in thousands)	2023	2022
Stockholders' equity	$ 1,086,832	$ 745,449
Less: Intangible assets, net of deferred taxes	2,795	2,795
Tangible stockholders' equity	$ 1,084,037	$ 742,654

Critical Accounting Estimates

We identified the accounting estimates which are critical to the understanding of our financial position and results of operations. Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities, if any. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see the "Notes to Consolidated Financial Statements" included in this Annual Report on Form 10-K.

Reserves for unpaid losses and loss adjustment expenses

The reserves for unpaid losses and loss adjustment expenses are the largest and most complex estimate in our consolidated balance sheet. The reserves for unpaid losses and loss adjustment expenses represent our estimated ultimate cost of all unreported and reported but unpaid insured claims and the cost to adjust these losses that have occurred as of or before the consolidated balance sheet date. As a relatively new company, our historical loss experience is limited. We estimate the reserves using individual case-basis valuations of reported claims and statistical analyses. Those estimates are based on our historical information, industry information and our estimates of future trends in variable factors such as loss severity, loss frequency and other factors such as inflation. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations. Additionally, during the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimate included in our consolidated financial statements.

We categorize our reserves for unpaid losses and loss adjustment expenses into two types: case reserves and reserves for incurred but not reported losses ("IBNR"). Our gross reserves for losses and loss adjustment expenses at December 31, 2023 were $1.7 billion, and of this amount, 90.4% related to IBNR. Our reserves for losses and loss adjustment expenses, net of reinsurance, at December 31, 2023 were $1.5 billion, and of this amount, 90.5% related to IBNR. A 5% change in net IBNR reserves would equate to a $65.7 million change in the reserve for losses and loss adjustment expenses at such date, as well as a $51.9 million change in net income, a 4.8% change in both stockholders' equity and tangible stockholders' equity, in each case at or for the year ended December 31, 2023.

The following tables summarize our reserves for unpaid losses and loss adjustment expenses, on a gross basis and net of reinsurance, at December 31, 2023 and 2022:

	December 31, 2023			
	Gross	% of Total	Net	% of Total
	($ in thousands)			
Case reserves	$ 162,679	9.6 %	$ 137,581	9.5 %
IBNR	1,530,196	90.4 %	1,313,937	90.5 %
Total	$ 1,692,875	100.0 %	$ 1,451,518	100.0 %

	December 31, 2022			
	Gross	% of Total	Net	% of Total
	($ in thousands)			
Case reserves	$ 178,216	14.4 %	$ 138,486	13.0 %
IBNR	1,060,186	85.6 %	922,877	87.0 %
Total	$ 1,238,402	100.0 %	$ 1,061,363	100.0 %

Case reserves are established for individual claims that have been reported to us. We are notified of losses by our insureds or their brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with advice from internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses. During the life cycle of a particular claim, as more information becomes available, we may revise our estimate of the ultimate value of the claim either upward or downward. The amount of the individual claim reserve is based on the most recent information available.

Methodology

IBNR reserves are determined using actuarial methods to estimate losses that have occurred but have not yet been reported to us. We principally use the incurred Bornhuetter-Ferguson actuarial method ("BF method") to arrive at our loss reserve estimates for each line of business. This method estimates the reserves based on our initial expected loss ratio and expected reporting patterns for losses. Because we have a limited number of years of loss experience compared to the period over which we expect losses to be reported, we use industry and peer-group data, in addition to our own data, as a basis for selecting our expected reporting patterns. Since the incurred BF method does not directly use reported losses in the estimation of IBNR, it is less sensitive to our level of reported losses than other actuarial methods. This method avoids some of the distortions that could result from a large loss development factor being applied to a small base of reported losses to calculate ultimate losses. However, this method will react more slowly than some other loss development methods if reported loss experience deviates significantly from our expected losses.

We reserve for large catastrophes after an event has occurred. Shortly after an occurrence, we review insured locations exposed to the event, modeled losses for our portfolio, and industry loss estimates for the event. We also consider frequency and severity from early claims reports to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently to reflect actual reported losses and changes to our estimates are made to reflect the new information.

Our Reserve Committee consists of our Chief Actuary and other select members of senior management. The Reserve Committee meets quarterly to review the actuarial recommendations made by the Chief Actuary. In establishing the actuarial recommendation for the reserves for losses and loss adjustment expenses, our actuary estimates an initial expected ultimate loss ratio for our statutory lines of business by accident year. Input from our underwriting and claims departments, including premium pricing assumptions and historical experience, is considered by our actuary in estimating the initial expected loss ratios. During each quarter, the Reserve Committee reviews the emergence of actual losses relative to expectations by line of business to assess whether the assumptions used in the reserving process continue to form a reasonable basis for the projection of liabilities for those product lines. Our reserving methodology uses a loss reserving model that calculates a point estimate for our ultimate losses. Although we believe that our assumptions and methodology are reasonable, our ultimate payments may vary, potentially materially, from the estimates we have made.

In addition, we retain an independent actuary annually to review our reserve levels. The independent actuary is not involved in the establishment and recording of our loss reserve. The actuarial consulting firm prepares its own estimate of our reserves for loss and loss adjustment expenses, and we compare their estimate to the reserves for losses and loss adjustment expenses reviewed and approved by the Reserve Committee in order to gain additional comfort on the adequacy of those reserves.

While we believe that loss reserves at December 31, 2023 are adequate, new information, events, or circumstances may result in ultimate losses that are materially greater or less than our estimates. As previously noted, there are many factors that may cause reserves to increase or decrease, particularly those related to catastrophe losses and long-tailed lines of business.

Key assumptions

Expected loss ratios are a key assumption in estimates of ultimate losses for business at an early stage of development. A higher expected loss ratio results in a higher ultimate loss estimate, and vice versa. Assumed loss development patterns are another significant assumption in estimating loss reserves. Accelerating a loss development pattern results in lower ultimate losses, as the estimated proportion of losses already incurred would be higher. The uncertainty in estimating the loss development patterns is generally greater for a company with a relatively limited operating history, therefore, we rely on industry benchmarks to a certain extent when establishing loss reserve estimates.

Each of the impacts described below is estimated individually, without consideration for any correlation among key indicators or among lines of business. Therefore, it would be inappropriate to take each of the amounts described below and add them together in an attempt to estimate volatility for our reserves in total. For any one reserving line of business, the estimated variation in reserves due to changes in key indicators is a reasonable estimate of possible variation that may occur in the future. The variation discussed is not meant to be a worst-case scenario and, therefore, it is possible that future variation may be greater than the amounts shown below.

The impact of reasonably likely changes in the two key assumptions used to estimate net loss reserves at December 31, 2023 is as follows:

Development Pattern	Expected Loss Ratio					
Property		**10% lower**		**Unchanged**		**10% higher**
				($ in millions)		
2 months slower	$	20.1	$	31.5	$	42.9
Unchanged		(7.5)		—		7.5
2 months faster		(22.8)		(17.5)		(12.2)
Casualty Occurrence		**5% lower**		**Unchanged**		**5% higher**
6 months slower	$	36.2	$	109.7	$	183.1
Unchanged		(66.2)		—		66.2
6 months faster		(168.5)		(109.6)		(50.8)
Casualty Claims-Made		**5% lower**		**Unchanged**		**5% higher**
6 months slower	$	30.6	$	55.8	$	81.1
Unchanged		(20.8)		—		20.8
6 months faster		(65.9)		(49.1)		(32.3)

Reserve development

The amount by which estimated losses differ from those originally reported for a period is known as "development." Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed. Refer to Note 7 to the consolidated financial statements for discussion on our reserve development for the years ended December 31, 2023 and 2022.

Fair value measurements

Like other accounting estimates, fair value measurements may be based on subjective information and generally involve uncertainty and judgment. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3). The use of valuation methodologies may require a significant amount of judgment. During periods of financial market disruption, including periods of rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities if trading becomes less frequent or market data becomes less observable. We review the fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets and liabilities.

Fair values of financial instruments in our investment portfolio are estimated using unadjusted prices obtained by our investment accounting vendor from nationally recognized third-party pricing services, where available. For securities where we are unable to obtain fair values from a pricing service or broker, fair values are estimated using information obtained from our investment accounting vendor. We perform several procedures to ascertain the reasonableness of investment values included in the consolidated financial statements at December 31, 2023, including (1) obtaining and reviewing the internal control report from our investment accounting vendor that obtains fair values from third party pricing services, (2) discussing with our investment accounting vendor its process for reviewing and validating pricing obtained from outside pricing services and (3) reviewing the security pricing received from our investment accounting vendor and monitoring changes in unrealized gains and losses at the individual security level.

Investment securities are subject to fluctuations in fair value due to changes in issuer-specific circumstances, such as credit rating, and changes in industry-specific circumstances, such as movements in credit spreads based on the market's perception of industry risks. In addition, fixed maturities are subject to fluctuations in fair value due to changes in interest rates. As a result of these potential fluctuations, it is possible to have significant unrealized gains or losses on a security.

Reinsurance

We enter into reinsurance contracts to limit our exposure to potential large losses. Reinsurance refers to an arrangement in which a company called a reinsurer agrees in a contract (often referred to as a treaty) to assume specified risks written by an insurance company (known as a ceding company) by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies in return for a share in premiums.

Reinsurance recoverables recorded on insurance losses ceded under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for credit losses, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for credit losses is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers may change and these changes may affect the reinsurers' willingness and ability to meet their contractual obligations to us. It is difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear the collection risk if any reinsurer fails to meet its obligations under the reinsurance contracts. We target reinsurers with A.M. Best financial strength ratings of "A-" (Excellent) or better. Based on our evaluation of the factors discussed above, the allowance for credit losses related to reinsurance balances was $0.7 million at December 31, 2023.

Recent Accounting Pronouncements

Refer to Note 1 – "Summary of significant accounting policies" of the Notes to Consolidated Financial Statements for further discussion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary components of market risk affecting us are credit risk, interest rate risk, and equity rate risk. We do not have significant exposure to foreign currency exchange rate risk or commodity risk.

Credit risk

Credit risk is the potential loss resulting from adverse changes in an issuer's ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed-maturity investments. Our risk management strategy and investment policy are designed to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2023, our fixed-maturity portfolio, including cash equivalents, had an average rating of "AA-." Additionally, at December 31, 2023, approximately 83.3% of our fixed-maturity portfolio, excluding cash equivalents, was rated "A-" or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2023, approximately 2.5% of our fixed-maturity portfolio, excluding cash equivalents, was unrated or rated below investment grade. We monitor the financial condition of all of the issuers of fixed-maturity securities in our portfolio.

In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers that have an A.M. Best rating of "A-" (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit.

Interest rate risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities and non-redeemable preferred stock. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed-maturity securities and non-redeemable preferred stock decreases. Conversely, as interest rates fall, the fair value of our fixed-maturity securities and non-redeemable preferred stock increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed-maturity investment portfolios after consideration of the estimated duration of our liabilities and other factors. The effective weighted-average duration of the portfolio, including cash equivalents, was 2.8 years as of December 31, 2023.

We had fixed-maturity securities and non-redeemable preferred stock with a fair value of $2.7 billion at December 31, 2023 and $1.8 billion at December 31, 2022 that were subject to interest rate risk. The table below illustrates the sensitivity of the fair value of our fixed-maturity securities and non-redeemable preferred stock to selected hypothetical changes in interest rates as of December 31, 2023 and 2022.

	December 31, 2023			December 31, 2022		
	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value	Estimated Fair Value	Estimated Change in Fair Value	Estimated % Increase (Decrease) in Fair Value
	($ in thousands)					
200 basis points increase	$ 2,596,163	$ (148,769)	(5.4)%	$ 1,674,481	$ (123,781)	(6.9)%
100 basis points increase	$ 2,668,387	$ (76,545)	(2.8)%	$ 1,734,021	$ (64,241)	(3.6)%
No change	$ 2,744,932	$ —	— %	$ 1,798,262	$ —	— %
100 basis points decrease	$ 2,824,874	$ 79,942	2.9 %	$ 1,867,189	$ 68,927	3.8 %
200 basis points decrease	$ 2,907,181	$ 162,249	5.9 %	$ 1,940,279	$ 142,017	7.9 %

Changes in interest rates will have an immediate effect on comprehensive income and stockholders' equity but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

Equity risk

Equity risk represents the potential economic losses due to adverse changes in equity security prices. A portion of our portfolio is invested in ETF securities and common stock, which have historically produced higher long-term returns relative to fixed-maturity investments. As of December 31, 2023, approximately 6.5% of the fair value of our investment portfolio (including cash and cash equivalents) was invested in ETFs and common stocks. We manage equity price risk of our equity portfolio primarily through asset allocation techniques.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Management's Report on Internal Control Over Financial Reporting:

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management does not expect that its internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of internal control over financial reporting also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our evaluation, we have concluded that we maintained effective internal control over financial reporting as of December 31, 2023.

KPMG LLP, our independent registered public accounting firm, has issued an opinion on the effectiveness of the Company's internal control over financial reporting, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kinsale Capital Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Kinsale Capital Group, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules I, II, and V (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Richmond, Virginia
February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kinsale Capital Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kinsale Capital Group, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules I, II, and V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserves for unpaid losses and loss adjustment expenses

As described in Notes 1 and 7 to the consolidated financial statements, the Company records reserves for unpaid losses and loss adjustment expenses (reserves), which represent the Company's best estimate of ultimate unpaid cost of all reported and unreported losses and loss adjustment expenses incurred prior to the financial statement date. This estimate is based on an actuarial method that uses the Company's initial expected loss ratios, expected reporting patterns for losses based on historical Company and industry data, and the Company's actual reported losses and loss adjustment expenses. All estimates are regularly reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. As of December 31, 2023, the Company recorded $1,692.9 million of reserves for unpaid losses and loss adjustment expenses.

We identified the evaluation of the estimation of reserves as a critical audit matter. The evaluation of the Company's best estimate of reserves required complex auditor judgment due to the inherent uncertainty in the ultimate amount and timing of claim payments and required specialized actuarial skills and knowledge. In addition, the evaluation of the ultimate expected loss assumptions required subjective auditor judgment due to the Company's limited historical claims data and, therefore, also involved consideration of industry data.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's reserving process. These included internal controls over the actuarial method and certain assumptions used to derive the Company's best estimate of reserves and the comparison of the Company's best estimate to the annual independent actuarial reserve estimate performed by an external consulting actuary. We also involved actuarial professionals with specialized skills and knowledge, who assisted in:

- comparing the actuarial methodology the Company used to determine the reserves to generally accepted actuarial standards and practices
- performing independent estimates of reserves for each line of business, using a combination of the Company's underlying historical claims data and industry data
- developing an independent range of reserves using both the Company's underlying historical claims data and industry data with respect to future claim reporting amounts and payment patterns and prior year independent selected loss rates
- assessing the position of the Company's recorded reserves within this independent range in the current year and comparing to its relative position in the prior year.

/s/ KPMG LLP

We have served as the Company's auditor since 2009.

Richmond, Virginia
February 23, 2024

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,	
	2023	**2022**
	(in thousands, except share and per share data)	
Assets		
Fixed-maturity securities available-for-sale, at fair value (amortized cost: $2,834,463 allowance for credit loss: $553 – 2023; $1,933,632 and $366 – 2022)	$ 2,711,759	$ 1,760,100
Equity securities, at fair value (cost: $193,543 – 2023; $126,478 – 2022)	234,813	152,471
Real estate investments, net	14,791	76,387
Short-term investments	5,589	41,337
Total investments	2,966,952	2,030,295
Cash and cash equivalents	126,694	156,274
Investment income due and accrued	21,689	14,451
Premiums and fees receivable, net of allowance for credit losses of $13,383 in 2023 and $8,067 in 2022	143,212	105,754
Reinsurance recoverables, net of allowance for credit losses of $744 in 2023 and $459 in 2022	247,836	220,454
Ceded unearned premiums	52,516	42,935
Deferred policy acquisition costs, net of ceding commissions	88,395	61,594
Indefinite-lived intangible assets	3,538	3,538
Deferred income tax asset, net	55,699	56,983
Other assets	66,443	54,844
Total assets	$ 3,772,974	$ 2,747,122
Liabilities and Stockholders' Equity		
Reserves for unpaid losses and loss adjustment expenses	$ 1,692,875	$ 1,238,402
Unearned premiums	701,351	499,677
Payable to reinsurers	47,582	32,024
Accounts payable and accrued expenses	44,922	31,361
Debt	183,846	195,747
Other liabilities	15,566	4,462
Total liabilities	2,686,142	2,001,673
Contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 400,000,000 shares authorized, 23,181,919 shares issued and outstanding at December 31, 2023; 23,090,526 shares issued and outstanding at December 31, 2022	232	231
Additional paid-in capital	352,970	347,015
Retained earnings	828,247	533,121
Accumulated other comprehensive loss	(94,617)	(134,918)
Stockholders' equity	1,086,832	745,449
Total liabilities and stockholders' equity	$ 3,772,974	$ 2,747,122

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands, except per share data)		
Revenues:			
Gross written premiums	$ 1,568,815	$ 1,102,092	$ 764,373
Ceded written premiums	(304,185)	(165,282)	(104,164)
Net written premiums	1,264,630	936,810	660,209
Change in unearned premiums	(192,093)	(142,691)	(77,330)
Net earned premiums	1,072,537	794,119	582,879
Fee income	27,026	19,604	13,693
Net investment income	102,335	51,282	31,048
Change in fair value of equity securities	15,277	(27,723)	22,812
Net realized investment gains	6,040	1,191	2,828
Change in allowance for credit losses on investments	(187)	(366)	—
Other income	1,421	697	212
Total revenues	1,224,449	838,804	653,472
Expenses:			
Losses and loss adjustment expenses	600,219	457,913	324,415
Underwriting, acquisition and insurance expenses	228,970	180,322	138,593
Interest expense	10,301	4,284	994
Other expenses	942	721	669
Total expenses	840,432	643,240	464,671
Income before income taxes	384,017	195,564	188,801
Income tax expense	75,924	36,450	36,142
Net income	308,093	159,114	152,659
Other comprehensive income (loss):			
Change in unrealized gains (losses) on available-for-sale investments, net of taxes	40,301	(153,043)	(23,255)
Total comprehensive income	$ 348,394	$ 6,071	$ 129,404
Earnings per share:			
Basic	$ 13.37	$ 6.97	$ 6.73
Diluted	$ 13.22	$ 6.88	$ 6.62
Weighted-average shares outstanding:			
Basic	23,045	22,815	22,693
Diluted	23,307	23,125	23,062

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
			(in thousands, except for share and per share data)			
Balance at December 31, 2020	22,757,251	$ 228	$ 291,315	$ 243,315	$ 41,380	$ 576,238
Issuance of common stock under stock-based compensation plan	90,084	—	982	—	—	982
Stock-based compensation expense	—	—	4,844	—	—	4,844
Restricted shares withheld for taxes	(12,958)	—	(2,101)	—	—	(2,101)
Dividends declared ($0.44 per share)	—	—	—	(10,032)	—	(10,032)
Other comprehensive loss, net of income taxes	—	—	—	—	(23,255)	(23,255)
Net income	—	—	—	152,659	—	152,659
Balance at December 31, 2021	22,834,377	228	295,040	385,942	18,125	699,335
Issuance of common stock, net of issuance costs	155,000	2	47,496	—	—	47,498
Issuance of common stock under stock-based compensation plan	116,140	1	1,089	—	—	1,090
Stock-based compensation expense	—	—	6,678	—	—	6,678
Restricted shares withheld for taxes	(14,991)	—	(3,288)	—	—	(3,288)
Dividends declared ($0.52 per share)	—	—	—	(11,935)	—	(11,935)
Other comprehensive loss, net of income taxes	—	—	—	—	(153,043)	(153,043)
Net income	—	—	—	159,114	—	159,114
Balance at December 31, 2022	23,090,526	231	347,015	533,121	(134,918)	745,449
Issuance of common stock, net of issuance costs				—	—	—
Issuance of common stock under stock-based compensation plan	104,949	1	876	—	—	877
Stock-based compensation expense	—	—	9,361	—	—	9,361
Restricted shares withheld for taxes	(13,556)	—	(4,282)	—	—	(4,282)
Dividends declared ($0.56 per share)	—	—	—	(12,967)	—	(12,967)
Other comprehensive income, net of income taxes	—	—	—	—	40,301	40,301
Net income	—	—	—	308,093	—	308,093
Balance at December 31, 2023	23,181,919	$ 232	$ 352,970	$ 828,247	$ (94,617)	$ 1,086,832

See accompanying notes to consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Operating activities:			
Net income	$ 308,093	$ 159,114	$ 152,659
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in fair value of equity securities	(15,277)	27,723	(22,812)
Net realized investment gains	(6,040)	(1,191)	(2,828)
Change in allowance for credit losses on investments	187	366	—
Deferred tax benefit	(9,429)	(14,191)	(576)
Depreciation and amortization	3,274	2,721	2,308
Stock compensation expense	9,361	6,678	4,844
Change in operating assets and liabilities:			
Investment income due and accrued	(7,238)	(6,793)	(1,021)
Premiums receivable, net	(37,458)	(34,750)	(22,363)
Reserves for unpaid loss and loss adjustment expenses	454,473	357,058	245,331
Unearned premiums	201,674	151,947	86,744
Reinsurance balances, net	(21,405)	(90,828)	(35,729)
Deferred policy acquisition costs	(26,801)	(19,626)	(10,056)
Income taxes payable (recoverable)	742	7,518	(3,882)
Accounts payable and accrued expenses	12,519	8,111	10,102
Other	(6,840)	3,958	4,321
Net cash provided by operating activities	859,835	557,815	407,042
Investing activities:			
Purchase of property and equipment	(6,607)	(6,901)	(5,920)
Purchase of real estate investment	(2,116)	(76,623)	—
Sale of real estate investment	62,036	—	—
Change in short-term investments, net	36,706	(40,638)	—
Purchases – fixed-maturity securities	(1,317,048)	(751,402)	(654,922)
Purchases – equity securities	(86,605)	(11,506)	(24,867)
Sales – fixed-maturity securities	245,618	63,092	113,006
Sales – equity securities	30,623	4,990	4,617
Maturities and calls – fixed-maturity securities	176,501	110,415	216,131
Net cash used in investing activities	(860,892)	(708,573)	(351,955)
Financing activities:			
Proceeds from issuance of common stock, net of issuance costs	—	47,498	—
Proceeds from borrowings under credit facility	—	73,000	—
Proceeds from notes payable	50,000	125,000	—
Repayment of credit facility	(62,000)	(43,000)	—
Debt issuance costs	(164)	(2,381)	—
Payroll taxes withheld and remitted on share-based payments	(4,282)	(3,288)	(2,101)
Common stock issued, stock options exercised	877	1,090	982
Dividends paid	(12,954)	(11,927)	(10,021)
Net cash (used in) provided by financing activities	(28,523)	185,992	(11,140)
Net change in cash and cash equivalents	(29,580)	35,234	43,947
Cash and cash equivalents at beginning of year	156,274	121,040	77,093
Cash and cash equivalents at end of year	$ 126,694	$ 156,274	$ 121,040

See accompanying notes to consolidated financial statements.

Description of business

Kinsale Capital Group, Inc., an insurance holding company, is a Delaware corporation that was formed in 2009 and conducts its operations through its wholly-owned subsidiaries (referred to as "Kinsale" or, with its subsidiaries, the "Company"). Kinsale Capital Group, Inc. writes excess and surplus lines insurance on a non-admitted basis principally through its insurance subsidiary, Kinsale Insurance Company ("Kinsale Insurance"), which is authorized to write business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the U.S. Virgin Islands. Kinsale Capital Group, Inc. also markets certain products through its subsidiary, Aspera Insurance Services, Inc. ("Aspera"), an insurance broker.

1. Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Kinsale Capital Group, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, if any, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management periodically reviews its estimates and assumptions. These reviews include evaluating the adequacy of reserves for unpaid losses and loss adjustment expenses, allowance for credit losses and uncollectible reinsurance, fair value of investments, as well as evaluating the investment portfolio for credit impairments.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short-term investments

Short-term investments are carried at amortized cost, which approximates fair value. Short-term investments have maturities greater than three months but less than one year at the date of purchase.

Fixed-maturity and equity securities

Fixed-maturity securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from earnings but are recorded as a separate component of other comprehensive income and stockholders' equity, net of deferred income taxes.

Equity securities are reported at fair value. Changes in unrealized gains and losses in fair value of these investments are recognized in net income.

The Company regularly reviews all its available-for-sale investments with unrealized losses to assess whether the decline in the fair value is deemed to be a credit loss. See Note 2 for further discussion regarding the determination of credit losses.

Interest on fixed-maturity securities is credited to earnings as it accrues. Premiums and discounts are amortized or accreted using the effective interest method over the lives of the related fixed maturities, or to the earliest call date for securities purchased at a premium. This method includes an adjustment for estimated principal prepayments, if any, on asset- and mortgage-backed securities. To the extent that the estimated lives of such securities change as a result of changes in estimated prepayment rates, the adjustments are included in net investment income using the retrospective method.

Dividends on equity securities are included in earnings on the ex-dividend date.

Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the trade date.

Real estate investments

Real estate investments include real estate and the related assets purchased for investment purposes. Real estate and the related depreciable assets are carried at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets and is included in net investment income. Rental income is recognized on a straight-line basis over the term of the respective lease and is included in net investment income. Land is not depreciated. Real estate is evaluated for impairment when events or circumstances indicate the carrying value of the real estate may not be recoverable.

Reinsurance

Reinsurance premiums, commissions, and ceded unearned premiums on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company receives ceding commissions in accordance with certain reinsurance treaties. The ceding commissions are capitalized and amortized as a reduction of underwriting, acquisition and insurance expenses.

Reinsurance recoverables represent paid losses and loss adjustment expenses and reserves for unpaid losses and loss adjustment expenses ceded to reinsurers that are subject to reimbursement under reinsurance treaties. The method for determining reinsurance recoverables for unpaid losses and loss adjustment expenses involves reviewing actuarial estimates of gross unpaid losses and loss adjustment expenses to determine the Company's ability to cede unpaid losses and loss adjustment expenses under the Company's existing reinsurance contracts. This method is continually reviewed and updated and any resulting adjustments are reflected in earnings in the period identified. See Note 8 for a further discussion of the Company's reinsurance program.

Premiums receivable, net

Premiums receivable balances are carried at face value, net of any allowance for credit losses. The allowance for credit losses represents an estimate of amounts considered uncollectible based on the Company's assessment of the collectability of receivables that are past due. The estimate considers historical loss data, current and future economic conditions and specific identification of collectability concerns where applicable. The following table presents the rollforward of the allowance for credit losses for premiums receivable for the years ended December 31, 2023 and 2022:

	Year Ended December 31,			
	2023		**2022**	
	(in thousands)			
Beginning balance	$	8,067	$	3,391
Current period change for estimated uncollectible premiums		9,790		5,988
Write-offs of uncollectible premiums receivable		(4,474)		(1,312)
Ending balance	$	13,383	$	8,067

Deferred policy acquisition costs, net of ceding commissions

The Company defers commissions, net of ceding commissions, and certain other costs that are directly related to the successful acquisition of insurance contracts. All eligible costs are capitalized and charged to expense in proportion to premium earned over the estimated policy life. To the extent that unearned premiums on existing policies are not adequate to cover the related costs and expenses, referred to as a premium deficiency, deferred policy acquisition costs are charged to earnings. The Company considers anticipated investment income in determining whether a premium deficiency exists.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 39 years for the building and parking deck, 15 to 20 years for land improvements, 7 to 10 years for furniture and equipment, and 3 to 7 years for electronic data processing hardware and software.

Property and equipment are included in other assets in the accompanying consolidated balance sheets and consists of the following:

	December 31,			
	2023		**2022**	
	(in thousands)			
Building	$	37,181	$	33,065
Parking deck		5,072		5,072
Land		3,068		3,068
Equipment		3,958		3,444
Software		15,375		11,410
Furniture and fixtures		3,065		2,615
Leasehold improvements		153		—
Land improvements		474		474
Construction in progress - building		6,623		2,618
		74,969		61,766
Accumulated depreciation		(11,565)		(8,291)
Total property and equipment, net	$	63,404	$	53,475

Indefinite-lived intangible assets

Indefinite-lived intangible assets are recorded at fair value at the date of acquisition. The Company's indefinite-lived intangible assets are comprised solely of regulatory approvals granted by the various state insurance departments to write insurance business in the respective states on a non-admitted basis. In accordance with U.S. GAAP, amortization of indefinite-lived intangible assets is not permitted. Indefinite-lived intangible assets are tested for impairment during the fourth quarter on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. There were no impairments recognized in December 31, 2023, 2022, or 2021. In addition, as of December 31, 2023, no triggering events occurred that suggested an updated review was necessary.

Reserves for unpaid losses and loss adjustment expenses

Reserves for unpaid losses and loss adjustment expenses represent management's best estimate of ultimate unpaid cost of all reported and unreported losses and loss adjustment expenses incurred prior to the financial statement date. The estimates are based on an actuarial method that uses management's initial expected loss ratios, expected reporting patterns for losses based on industry data and the Company's actual reported losses and loss adjustment expenses. All estimates are regularly reviewed and, as experience develops and new information becomes known, the reserves for unpaid losses and loss adjustment expenses are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Although management believes that the reserves for losses and loss adjustment expenses are reasonable, due to the inherent uncertainty in estimating reserves for unpaid losses and loss adjustment expenses, it is possible that the Company's actual incurred losses and loss adjustment expenses will not develop in a manner consistent with the assumptions inherent in the determination of these reserves. If actual liabilities exceed recorded amounts, there will be an increase to the Company's reserves resulting in a reduction in net income and stockholders' equity in the period in which the deficiency is identified. Furthermore, management may determine that recorded reserves are more than adequate to cover expected losses which will result in a reduction to the reserves. The Company believes that the reserves for unpaid losses and loss adjustment expenses at December 31, 2023 and 2022 are adequate and represent a reasonable estimate of the Company's future obligations. See Note 7 for a further discussion of reserves for unpaid losses and loss adjustment expenses.

Revenue recognition

Premiums are recognized as revenue ratably over the term of the insurance contracts, net of ceded reinsurance. Unearned premiums are calculated on a daily pro rata basis. Fee income is recognized as revenue when the related premium is written.

Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the recorded amounts and the tax bases of assets and liabilities, using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which such change was enacted. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the realizability of such amounts. Valuation allowances are recorded when it is more likely than not that some portion, or all, of the deferred tax assets will not be realizable.

The Company provides for uncertain tax positions, and the related interest and penalties, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent that the anticipated tax outcome of these uncertain tax positions changes, such changes in estimate will impact the income tax provision in the period in which such determination is made. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company uses the portfolio approach to release stranded tax effects in accumulated other comprehensive income ("AOCI") related to its available-for-sale fixed-maturity securities. Under this approach, stranded tax effects remaining in AOCI are released only when the entire portfolio of the available-for-sale fixed-maturity securities are liquidated, sold or extinguished.

Contingencies

Liabilities for loss contingencies, arising from noninsurance policy claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair value of financial instruments

Fair value is estimated for each class of financial instrument based on the framework established in the fair value accounting guidance. This guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

See Note 3 for further details regarding fair value disclosures.

Stock-based compensation

Stock-based compensation is expensed based upon the estimated fair value of employee stock awards. Compensation cost for awards of equity instruments to employees is measured based on the grant-date fair value of those awards and compensation expense is recognized over the service period that the awards vest. Forfeitures of stock-based compensation awards are recognized as they occur. See Note 9 for further discussion and related disclosures regarding stock-based compensation.

Recently adopted accounting pronouncements

There were no recently adopted accounting standards that had a material impact on the Company's consolidated financial statements.

Prospective accounting pronouncements

ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. The ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning one year later. Early adoption is permitted and the amendments must be applied retrospectively to all prior periods presented. The Company does not expect the adoption of this guidance to materially affect the consolidated financial statements, and the Company is currently evaluating the effect the guidance will have on its disclosures.

2.   Investments

Available-for-sale investments

The following tables summarize the Company's available-for-sale investments at December 31, 2023 and 2022:

	December 31, 2023				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Value
	(in thousands)				
Fixed maturities:					
U.S. Treasury securities and obligations of U.S. government agencies	$ 28,003	$ 57	$ (806)	$ —	$ 27,254
Obligations of states, municipalities and political subdivisions	191,080	212	(20,248)	—	171,044
Corporate and other securities	1,437,468	5,532	(54,755)	(552)	1,387,693
Asset-backed securities	641,700	2,833	(2,773)	—	641,760
Residential mortgage-backed securities	463,904	1,732	(48,530)	—	417,106
Commercial mortgage-backed securities	72,308	11	(5,416)	(1)	66,902
Total fixed-maturity investments	$ 2,834,463	$ 10,377	$ (132,528)	$ (553)	$ 2,711,759

	December 31, 2022				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Value
			(in thousands)		
Fixed maturities:					
U.S. Treasury securities and obligations of U.S. government agencies	$ 17,934	$ —	$ (1,193)	$ —	$ 16,741
Obligations of states, municipalities and political subdivisions	230,746	330	(26,444)	—	204,632
Corporate and other securities	909,285	730	(76,757)	(366)	832,892
Asset-backed securities	361,248	292	(8,534)	—	353,006
Residential mortgage-backed securities	349,066	52	(55,156)	—	293,962
Commercial mortgage-backed securities	65,353	—	(6,486)	—	58,867
Total fixed-maturity investments	$ 1,933,632	$ 1,404	$ (174,570)	$ (366)	$ 1,760,100

Available-for-sale investments in a loss position

The Company regularly reviews all its available-for-sale investments with unrealized losses to assess whether the decline in the fair value is deemed to be a credit loss. The Company considers a number of factors in completing its review of credit losses, including the extent to which a security's fair value has been below cost and the financial condition of an issuer. In addition to specific issuer information, the Company also evaluates the current market and interest rate environment. Generally, a change in a security's value caused by a change in the market or interest rate environment does not constitute a credit loss.

For fixed-maturity securities, the Company also considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery and the ability to recover all amounts outstanding when contractually due. When assessing whether it intends to sell a fixed-maturity security or if it is likely to be required to sell a fixed-maturity security before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing.

For fixed-maturity securities where a decline in fair value is below the amortized cost basis and the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, an impairment is recognized in net income based on the fair value of the security at the time of assessment. For fixed-maturity securities that the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before recovery of its amortized cost, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. Inputs into the present value cash flow analysis include default rates and recoverability rates based on credit rating. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the impairment, which is recognized in net income through an allowance for credit losses. Any remaining decline in fair value represents the noncredit portion of the impairment, which is recognized in other comprehensive income.

The Company reports investment income due and accrued separately from fixed-maturity securities, available for sale, and has elected not to measure an allowance for credit losses for investment income due and accrued. Investment income due and accrued is written off through earnings at the time the issuer of the bond defaults or is expected to default on payments.

As of December 31, 2023, the Company's credit loss review resulted in an allowance for credit losses on 6 securities. The following table presents changes in the allowance for expected credit losses on available-for-sale securities:

	Years Ended December 31,	
	2023	2022
	(in thousands)	
Beginning balance	$ 366	$ —
Increase to allowance from securities for which credit losses were not previously recorded	1	366
Reduction from securities sold during the period	(12)	—
Net increase from securities that had an allowance at the beginning of the period	198	—
Ending balance	$ 553	$ 366

The following tables summarize gross unrealized losses and estimated fair value for available-for-sale investments by length of time that the securities have continuously been in an unrealized loss position:

	December 31, 2023					
	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(in thousands)					
Fixed maturities:						
U.S. Treasury securities and obligations of U.S. government agencies	$ —	$ —	$ 15,484	$ (806)	$ 15,484	$ (806)
Obligations of states, municipalities and political subdivisions	20,886	(221)	121,911	(20,027)	142,797	(20,248)
Corporate and other securities	246,355	(1,444)	651,525	(53,311)	897,880	(54,755)
Asset-backed securities	142,287	(872)	217,401	(1,901)	359,688	(2,773)
Residential mortgage-backed securities	26,158	(49)	268,891	(48,481)	295,049	(48,530)
Commercial mortgage-backed securities	8,775	(55)	56,731	(5,361)	65,506	(5,416)
Total fixed-maturity investments	$ 444,461	$ (2,641)	$ 1,331,943	$ (129,887)	$ 1,776,404	$ (132,528)

At December 31, 2023, in addition to the securities included in the allowance for credit losses, the Company held 967 fixed-maturity securities with a total estimated fair value of $1.8 billion and gross unrealized losses of $132.5 million. Of those securities, 758 were in a continuous unrealized loss position for greater than one year. As discussed above, the Company regularly reviews all fixed-maturity securities within its investment portfolio to determine whether a credit loss has occurred. Based on the Company's review as of December 31, 2023, except for securities previously discussed, the securities' in unrealized loss positions were caused by interest rate changes or other market factors and were not credit-specific issues, nor did the Company intend to sell these securities. At December 31, 2023, 83.3% of the Company's fixed-maturity securities were rated "A-" or better and all of Company's fixed-maturity securities made expected coupon payments under the contractual terms of the securities.

	December 31, 2022					
	Less than 12 Months		**12 Months or Longer**		**Total**	
	Estimated Fair Value	**Gross Unrealized Holding Losses**	**Estimated Fair Value**	**Gross Unrealized Holding Losses**	**Estimated Fair Value**	**Gross Unrealized Holding Losses**
	(in thousands)					
Fixed maturities:						
U.S. Treasury securities and obligations of U.S. government agencies	$ 10,538	$ (447)	$ 6,204	$ (746)	$ 16,742	$ (1,193)
Obligations of states, municipalities and political subdivisions	141,460	(20,347)	17,314	(6,097)	158,774	(26,444)
Corporate and other securities	583,619	(42,675)	156,148	(34,082)	739,767	(76,757)
Asset-backed securities	216,487	(5,429)	97,703	(3,105)	314,190	(8,534)
Residential mortgage-backed securities	98,909	(12,324)	194,773	(42,832)	293,682	(55,156)
Commercial mortgage-backed securities	50,666	(4,732)	8,201	(1,754)	58,867	(6,486)
Total fixed-maturity investments	$ 1,101,679	$ (85,954)	$ 480,343	$ (88,616)	$ 1,582,022	$ (174,570)

Contractual maturities of available-for-sale fixed-maturity securities

The amortized cost and estimated fair value of available-for-sale fixed-maturity securities at December 31, 2023 are summarized, by contractual maturity, as follows:

	Amortized Cost	**Estimated Fair Value**
	(in thousands)	
Due in one year or less	$ 193,054	$ 191,792
Due after one year through five years	1,051,112	1,038,158
Due after five years through ten years	184,603	167,555
Due after ten years	227,782	188,486
Asset-backed securities	641,700	641,760
Residential mortgage-backed securities	463,904	417,106
Commercial mortgage-backed securities	72,308	66,902
Total fixed maturities	$ 2,834,463	$ 2,711,759

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.

Real estate investments

During the year ended December 31, 2022, the Company purchased a real estate investment property. Real estate investments consisted of the following at December 31, 2023 and 2022:

	December 31,		
	2023		2022
	(in thousands)		
Building	$	—	$	44,931
Land		14,791		17,946
Intangible in-place lease		—		9,749
Site improvements		—		2,686
Parking deck		—		1,311
		14,791		76,623
Accumulated depreciation		—		(236)
Total real estate investments, net	$	14,791	$	76,387

During the third quarter of 2023, the Company sold the parking deck, one of the office buildings and the related in-place leases of its real estate investment property for approximately $62.0 million in cash, net of seller's costs. The Company recognized a gain on the sale of $4.3 million, which is included in net realized investment gains on the consolidated statement of income. The Company used the net sale proceeds to pay down a portion of its Credit Facility. Concurrent with the sale of the investment property, the Company refined its plans for the remainder of the property and determined the predominant use of the remaining office building would be for future office space expansion. Upon this determination, the Company reclassified the carrying value of the building to construction in progress within property and equipment.

Net investment income

The following table presents the components of net investment income:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Interest:			
Taxable bonds	$ 92,227	$ 44,806	$ 25,654
Municipal bonds (tax exempt)	2,217	3,380	3,501
Cash equivalents and short-term investments	3,004	1,251	12
Dividends on equity securities	5,097	4,406	3,962
Real estate investment income	3,716	234	—
Gross investment income	106,261	54,077	33,129
Investment expenses	(3,926)	(2,795)	(2,081)
Net investment income	$ 102,335	$ 51,282	$ 31,048

Investment expenses included depreciation expense related to real estate investments of $0.5 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively. There were no real estate investments at December 31, 2021.

Realized investment gains and losses

The following table presents realized investment gains and losses:

| | Year Ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Fixed-maturity securities:			
Realized gains	$ 1,852	$ 1,078	$ 2,944
Realized losses	(2,374)	(904)	(3)
Net realized (losses) gains from fixed-maturity securities	(522)	174	2,941
Equity securities:			
Realized gains	7,678	1,363	97
Realized losses	(5,329)	(297)	(210)
Net realized gains (losses) from equity securities	2,349	1,066	(113)
Realized losses from the sales of short-term investments	(37)	(49)	—
Realized gain on sale of real estate investments	4,250	—	—
Net realized investment gains	$ 6,040	$ 1,191	$ 2,828

The net realized gains or losses on sales of equity securities represent the total gains or losses from the purchase dates of the equity securities. The change in unrealized gains (losses) in the consolidated statement of income consists of two components: (1) the reversal of the gain or loss recognized in previous periods on equity securities sold and (2) the change in unrealized gain or loss resulting from mark-to-market adjustments on equity securities still held.

Change in net unrealized gains (losses) on fixed-maturity securities

The change in net unrealized gains (losses) for fixed-maturity securities was $51.0 million, $(193.7) million, and $(29.4) million for the years ended December 31, 2023, 2022, and 2021, respectively.

Insurance – statutory deposits

The Company had invested assets with a carrying value of $5.8 million and $5.9 million on deposit with state regulatory authorities at December 31, 2023 and 2022, respectively.

Payable for investments purchased

The Company recorded a payable for investments purchased, not yet settled, of $12.3 million and $1.8 million at December 31, 2023 and 2022, respectively. The payable balance was included in the other liabilities line item of the consolidated balance sheet.

3.   Fair value measurements

Fair value is estimated for each class of financial instrument based on the framework established in the fair value accounting guidance. Fair value is defined as the price in the principal market that would be received for an asset or paid to transfer a liability to facilitate an orderly transaction between market participants on the measurement date. Market participants are assumed to be independent, knowledgeable, able and willing to transact an exchange and not acting under duress. Fair value hierarchy disclosures are based on the quality of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Adjustments to transaction prices or quoted market prices may be required in illiquid or disorderly markets in order to estimate fair value.

The three levels of the fair value hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

Fair values of the Company's investment portfolio are estimated using unadjusted prices obtained by its investment accounting vendor from nationally recognized third-party pricing services, where available. Values for U.S. Treasuries, exchange traded funds and common stocks are generally based on Level 1 inputs which use quoted prices in active markets for identical assets. For other fixed-maturity securities and non-redeemable preferred stock, the pricing vendors use a pricing methodology involving the market approach, including pricing models which use prices and relevant market information regarding a particular security or securities with similar characteristics to establish a valuation. The estimates of fair value of these investments are included in the amounts disclosed as Level 2. For those investments where significant inputs are unobservable, the Company's investment accounting vendor obtains valuations from pricing vendors or brokers using the market approach and income approach valuation techniques and are disclosed as Level 3.

Management performs several procedures to ascertain the reasonableness of investment values included in the consolidated financial statements at December 31, 2023 and 2022, including 1) obtaining and reviewing internal control reports from the Company's investment accounting vendor that assess fair values from third party pricing services, 2) discussing with the Company's investment accounting vendor its process for reviewing and validating pricing obtained from third party pricing services and 3) reviewing the security pricing received from the Company's investment accounting vendor and monitoring changes in unrealized gains and losses at the individual security level. The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs.

The following tables present the balances of assets measured at fair value on a recurring basis as of December 31, 2023 and 2022, by level within the fair value hierarchy:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. government agencies	$ 22,235	$ 5,019	$ —	$ 27,254
Obligations of states, municipalities and political subdivisions	—	171,044	—	171,044
Corporate and other securities	—	1,387,693	—	1,387,693
Asset-backed securities	—	641,760	—	641,760
Residential mortgage-backed securities	—	417,106	—	417,106
Commercial mortgage-backed securities	—	66,902	—	66,902
Total fixed maturities	22,235	2,689,524	—	2,711,759
Equity securities:				
Exchange traded funds	106,300	—	—	106,300
Non-redeemable preferred stock	—	33,173	—	33,173
Common stocks	95,340	—	—	95,340
Total equity securities	201,640	33,173	—	234,813
Short-term investments	1,862	3,727	—	5,589
Total	$ 225,737	$ 2,726,424	$ —	$ 2,952,161

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. government agencies	$ 16,741	$ —	$ —	$ 16,741
Obligations of states, municipalities and political subdivisions	—	204,632	—	204,632
Corporate and other securities	—	832,892	—	832,892
Asset-backed securities	—	353,006	—	353,006
Residential mortgage-backed securities	—	293,962	—	293,962
Commercial mortgage-backed securities	—	58,867	—	58,867
Total fixed maturities	16,741	1,743,359	—	1,760,100
Equity securities:				
Exchange traded funds	104,202	—	—	104,202
Non-redeemable preferred stock	—	38,162	—	38,162
Common stocks	10,107	—	—	10,107
Total equity securities	114,309	38,162	—	152,471
Short-term investments	31,366	9,971	—	41,337
Total	$ 162,416	$ 1,791,492	$ —	$ 1,953,908

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2023 or 2022.

The carrying amount of the Company's fixed-rate senior notes was $175.0 million and $125.0 million, less debt issuance cost, and the corresponding estimated fair value was $171.6 million and $117.2 million at December 31, 2023 and 2022, respectively. The fair value measurement was determined using a discounted cash flow analysis that factors in current market yields for comparable borrowing arrangements under the Company's credit profile. Since this methodology is based upon market yields for comparable arrangements, the measurement is categorized as Level 2. The estimated fair value of outstanding borrowings under the Company's revolving Credit Facility approximated its carrying value at December 31, 2023 and 2022. See Note 11 for further information regarding the Company's debt arrangements.

The Company holds cash equivalents that are managed as part of its investment portfolio and, due to the short-term maturities of these assets, the carrying value of these investments approximates fair value. The Company held cash equivalents of $11.8 million and $58.0 million at December 31, 2023 and 2022, respectively.

4.   Deferred policy acquisition costs

The following table presents the amounts of policy acquisition costs deferred and amortized for the years ended:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Balance, beginning of year	$ 61,594	$ 41,968	$ 31,912
Policy acquisition costs deferred:			
Direct commissions	227,755	160,523	111,463
Ceding commissions	(88,449)	(48,022)	(28,965)
Other underwriting and policy acquisition costs	10,982	8,155	6,191
Policy acquisition costs deferred	150,288	120,656	88,689
Amortization of net policy acquisition costs	(123,487)	(101,030)	(78,633)
Balance, end of year	$ 88,395	$ 61,594	$ 41,968

Amortization of net policy acquisition costs is included in underwriting, acquisition and insurance expense in the accompanying consolidated statements of income and comprehensive income.

5.   Underwriting, acquisition and insurance expenses

Underwriting, acquisition and insurance expenses consist of the following:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Underwriting, acquisition and insurance expenses incurred:			
Direct commissions	$ 198,715	$ 138,451	$ 98,847
Ceding commissions	(84,998)	(44,695)	(25,702)
Other underwriting expenses	115,253	86,566	65,448
Total	$ 228,970	$ 180,322	$ 138,593

Other underwriting expenses within underwriting, acquisition and insurance expenses included salaries, employee benefits and bonus expense of $85.7 million, $64.8 million and $48.9 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

6. Income taxes

The Company's subsidiaries file a consolidated U.S. federal income tax return. Under a tax sharing agreement, Kinsale collects from or refunds to its subsidiaries the amount of taxes determined as if Kinsale and the subsidiaries filed separate returns. The Company is no longer subject to income tax examination by tax authorities for the years ended before January 1, 2020.

Income tax expense includes the following components for the years ending December 31, 2023, 2022 and 2021:

| | Year Ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Current federal income tax expense	$ 85,353	$ 50,641	$ 36,718
Deferred federal income tax (benefit) expense	(9,429)	(14,191)	(576)
Income tax expense	$ 75,924	$ 36,450	$ 36,142

The Company paid $84.6 million, $43.1 million and $40.6 million in federal income taxes during the years ended December 31, 2023, 2022 and 2021, respectively. Current income taxes payable were $3.2 million and $2.5 million at December 31, 2023 and 2022, respectively, and included in other liabilities in the accompanying consolidated balance sheets.

The prevailing federal income tax rate was 21% in December 31, 2023, 2022 and 2021. The Company's effective income tax rate on income before income taxes differs from the prevailing federal income tax rate and is summarized as follows:

| | Year ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Income tax expense at federal income tax rate	$ 80,644	$ 41,068	$ 39,648
Stock options exercised	(3,676)	(3,240)	(2,148)
Restricted stock award vesting	(1,256)	(1,048)	(677)
Tax-exempt investment income	(347)	(527)	(546)
Other	559	197	(135)
Total	$ 75,924	$ 36,450	$ 36,142

The significant components of the net deferred tax asset are summarized as follows:

	December 31,			
	2023		**2022**	
	(in thousands)			
Deferred tax assets:				
Unrealized losses on fixed-maturity securities	$	25,655	$	36,370
Unpaid losses and loss adjustment expenses		27,422		20,256
Unearned premiums		27,251		19,183
State operating loss carryforwards		6,012		5,351
Stock compensation		2,155		1,521
Allowance for credit losses		2,810		1,694
Other		2,394		474
Deferred tax assets before allowance		93,699		84,849
Less: valuation allowance		(6,182)		(5,188)
Total deferred tax assets		87,517		79,661
Deferred tax liabilities:				
Unrealized gains on equity securities		8,667		5,459
Deferred policy acquisition costs, net of ceding commissions		18,563		12,935
Property and equipment		3,005		2,670
Other		1,583		1,614
Total deferred tax liabilities		31,818		22,678
Net deferred tax asset	$	55,699	$	56,983

At December 31, 2023 and 2022, the Company had state net operating losses ("NOLs") of $126.8 million and $112.9 million, respectively. The state NOLs are available to offset future taxable income or reduce taxes payable and begin expiring in 2029.

Management evaluates the need for a valuation allowance related to its deferred tax assets. At December 31, 2023 and 2022, the Company recorded a tax valuation allowance equal to the state NOLs and the deferred tax assets, net of existing deferred tax liabilities that were expected to reverse in future periods, related to certain state jurisdictions. No other valuation allowances were established against the Company's deferred tax assets at December 31, 2023 and 2022, as the Company believes that it is more likely than not that the remaining deferred tax assets will be realized given the carry back availability, reversal of existing temporary differences and future taxable income. With respect to deferred tax assets associated with unrealized losses on fixed-maturity securities, management has the ability and intent to execute a tax planning strategy to hold those securities to recovery or maturity to the extent not matched with realized capital gains or available carry back to ensure recognition of the deferred tax asset. After consideration of all available evidence, we concluded that it is more likely than not that these deferred tax assets will be realized.

The Company did not have any material uncertain tax positions in 2023 or 2022. Management is not aware of any events that would give rise to any material uncertain tax positions.

7. Reserves for unpaid losses and loss adjustment expenses

The reserves for unpaid losses and loss adjustment expenses represent the Company's estimated ultimate cost of all unreported and reported but unpaid insured claims and the cost to adjust these claims. Reserves are estimated using individual case-basis valuations of reported claims and statistical analyses. Case reserves are established for individual claims that have been reported to the Company, typically by the Company's insureds or their brokers. Based on the information provided, case reserves are established by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Incurred-but-not-reported ("IBNR") reserves are determined using actuarial methods to estimate losses that have occurred but have not yet been reported to the Company. The incurred Bornhuetter-Ferguson actuarial method ("BF method") is used to arrive at the Company's loss reserve estimates for each line of business. This method estimates the reserves based on the initial expected loss ratio and expected reporting patterns for losses. Because the Company has a limited number of years of loss experience compared to the period over which losses are expected to be reported, the Company uses industry and peer-group data, in addition to its own data, as a basis for selecting its expected reporting patterns.

As part of the reserving process, the Company reviews historical data and considers the effect of various factors on claims development patterns including polices written on a "claims made" versus "occurrence" basis. Policies written on a claims made basis provide coverage to the insured only for losses incurred during the coverage period, and only if the claim was reported during a specified reporting period. Policies written on an occurrence basis provide coverage to the insured for liabilities arising from events occurring during the term of the policy, regardless of when a claim is actually made. Accordingly, claims related to policies written on an occurrence basis may arise many years after a policy has lapsed. Property losses, while written on an occurrence basis, are generally reported within a short time from the date of loss, and in most instances, property claims are settled and paid within a relatively short period of time.

The following table presents a reconciliation of consolidated beginning and ending reserves for unpaid losses and loss adjustment expenses:

	December 31,					
	2023		**2022**		**2021**	
	(in thousands)					
Gross reserves for unpaid losses and loss adjustment expenses, beginning of year	$	1,238,402	$	881,344	$	636,013
Less: reinsurance recoverable on unpaid losses		177,039		117,561		83,730
Net reserves for unpaid losses and loss adjustment expenses, beginning of year		1,061,363		763,783		552,283
Incurred losses and loss adjustment expenses:						
Current year		635,993		493,800		356,401
Prior years		(35,774)		(35,887)		(31,986)
Total net losses and loss adjustment expenses incurred		600,219		457,913		324,415
Payments:						
Current year		38,565		49,205		23,765
Prior years		171,499		111,128		89,150
Total payments		210,064		160,333		112,915
Net reserves for unpaid losses and loss adjustment expenses, end of year		1,451,518		1,061,363		763,783
Reinsurance recoverable on unpaid losses, net of allowance		241,357		177,039		117,561
Gross reserves for unpaid losses and loss adjustment expenses, end of year	$	1,692,875	$	1,238,402	$	881,344

During the year ended December 31, 2023, prior accident years developed favorably by $35.8 million, of which $49.0 million was attributable to the 2021 and 2022 accident years due to lower emergence of reported losses than expected across most lines of business. This favorable development was offset in part by adverse development largely from the 2017 through 2019 accident years due to long-tailed property damage claims within the construction-related primary casualty business that are more exposed to the increase in inflation.

During the year ended December 31, 2022, prior accident years developed favorably by $35.9 million, of which $41.8 million was attributable to the 2020 and 2021 accident years due to lower emergence of reported losses than expected across most lines of business. This favorable development was offset in part by adverse development largely from the 2016 and 2018 accident years due to routine variability in reported losses and modest adjustments in actuarial assumptions.

Current accident year incurred losses and loss adjustment expenses for the year ended December 31, 2022 included $26.6 million of catastrophe losses primarily related to Hurricane Ian.

During the year ended December 31, 2021, prior accident years developed favorably by $32.0 million, of which $33.7 million was attributable to the 2020 accident year and was related to a lower-than-expected levels of reported losses. Although the Company did not have any significant direct COVID-19 loss exposure, the related disruption in the court system and the general economy created additional uncertainty in estimating loss reserves in 2020. As a result, accident year 2020 actuarial assumptions were adjusted in 2020 to increase IBNR to account for this additional uncertainty. In 2021, the Company's outlook was more favorable than in the prior year and, based on observed trends, the Company reevaluated and adjusted certain assumptions for accident year 2020 to reflect the favorable experience. In addition, $3.8 million of favorable development was attributable to accident year 2019 due to reported losses emerging at lower levels than expected. This favorable development was offset in part by adverse development, mostly attributable to the 2016 and 2018 accident years due to modest adjustments in actuarial assumptions.

Current accident year incurred losses and loss adjustment expenses for the year ended December 31, 2021 included $8.6 million of catastrophe losses primarily related to Hurricane Ida and winter storms Uri and Viola in Texas.

Incurred and Paid Claims Development

The following is information about incurred and paid claims development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The development and claims duration tables below exclude commuted multi-line quota-share reinsurance treaty ("MLQS") contracts, which would distort development patterns related to those transactions. Cumulative number of reported claims is reported on a per claim basis.

The information about incurred and paid claims development for the years ended December 31, 2014 to December 31, 2022, is presented as unaudited supplementary information.

Property

	Incurred Claims and Claim Adjustment Expenses, Net of Reinsurance						
	For the Years Ended December 31,					As of December 31, 2023	
Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	($ in thousands)						
2019	$ 14,914	$ 13,909	$ 15,572	$ 16,748	$ 15,357	$ —	643
2020		40,612	37,939	36,807	37,078	214	2,309
2021			36,531	33,518	29,750	1,403	1,144
2022				67,127	53,676	4,744	2,330
2023					75,517	47,874	902
				Total	$ 211,378		

90

Accident Year	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023
			($ in thousands)		
2019	$ 9,852	$ 12,581	$ 13,996	$ 14,511	$ 15,223
2020		19,897	30,321	31,765	35,023
2021			14,268	21,257	27,324
2022				33,004	46,965
2023					20,267
				Total	144,802
			All outstanding liabilities before 2019, net of reinsurance		3
			Liabilities for claims and claim adjustment expenses, net of reinsurance	$	66,579

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance — For the Years Ended December 31,

Historical Claims Duration

The following is supplementary information about average historical claims duration as of December 31, 2023:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	(Unaudited)				
	1	2	3	4	5
Property	50.8 %	23.8 %	11.2 %	6.1 %	4.6 %

Casualty - Claims Made

Incurred Claims and Claim Adjustment Expenses, Net of Reinsurance

Accident Year	2014 Unaudited	2015 Unaudited	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
					($ in thousands)							
2014	$ 18,847	$ 14,289	$ 11,748	$ 11,217	$ 10,948	$ 10,988	$ 10,620	$ 10,266	$ 9,880	$ 9,868	$ 177	273
2015		18,883	16,777	14,896	13,583	13,942	13,548	13,414	13,066	12,759	93	259
2016			19,170	14,693	14,675	14,322	13,583	13,602	13,228	12,707	16	311
2017				18,116	17,097	16,120	15,794	14,989	13,698	13,471	661	372
2018					22,429	20,234	18,612	17,057	14,411	14,272	1,346	465
2019						34,693	29,056	26,426	24,489	21,788	4,227	562
2020							55,630	44,641	38,287	33,667	13,458	784
2021								84,018	66,191	52,935	36,436	1,077
2022									101,064	81,394	59,239	1,205
2023										115,858	98,185	1,336
									Total	$368,719		

For the Years Ended December 31, — As of December 31, 2023

Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31,

Accident Year	2014 Unaudited	2015 Unaudited	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023
					($ in thousands)					
2014	$ 435	$ 1,865	$ 5,039	$ 6,385	$ 8,290	$ 9,415	$ 9,491	$ 9,628	$ 9,638	$ 9,691
2015		217	4,496	7,563	9,238	11,372	11,522	12,142	12,463	12,474
2016			1,158	3,015	6,907	9,839	11,381	12,105	12,299	12,691
2017				340	4,897	8,252	10,484	11,357	12,235	12,335
2018					507	5,030	8,931	10,330	11,205	12,623
2019						2,487	6,005	10,123	14,476	15,406
2020							1,002	7,446	12,551	18,589
2021								1,146	8,437	12,895
2022									3,052	12,381
2023										4,830
									Total	123,915

All outstanding liabilities before 2014, net of reinsurance	76
Liabilities for claims and claim adjustment expenses, net of reinsurance	$ 244,880

Casualty - Occurrence

Incurred Claims and Claim Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31,

As of December 31, 2023

Accident Year	2014 Unaudited	2015 Unaudited	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
						($ in thousands)						
2014	$ 47,805	$ 40,668	$ 38,049	$ 36,678	$ 39,313	$ 41,859	$ 42,434	$41,367	$ 41,677	$ 41,820	$ 2,546	1,261
2015		59,717	51,739	49,122	52,100	54,697	54,090	54,090	54,637	55,259	4,062	1,913
2016			61,440	55,680	53,549	55,534	57,401	60,861	64,612	65,323	6,331	1,640
2017				71,126	67,151	68,985	70,641	71,117	69,911	76,715	10,589	2,141
2018					86,157	78,331	78,386	83,952	93,215	97,005	17,691	2,380
2019						112,266	109,994	108,138	107,480	115,681	35,995	2,370
2020							154,619	136,212	131,082	135,045	86,636	2,681
2021								200,598	190,879	193,722	144,372	2,827
2022									272,692	271,399	227,940	3,064
2023										372,245	358,062	2,195
									Total	$ 1,424,214		

Accident Year	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
	2014 Unaudited	2015 Unaudited	2016 Unaudited	2017 Unaudited	2018 Unaudited	2019 Unaudited	2020 Unaudited	2021 Unaudited	2022 Unaudited	2023
	($ in thousands)									
2014	$ 698	$ 3,081	$ 8,489	$ 17,576	$ 23,771	$ 31,026	$ 34,338	$ 35,807	$ 37,375	$ 38,169
2015		941	3,161	12,685	28,385	37,690	41,724	44,161	47,106	49,147
2016			1,099	6,015	17,225	28,924	34,437	43,311	51,533	55,595
2017				1,581	9,352	22,407	37,736	46,025	52,069	61,108
2018					2,638	10,995	22,860	35,138	54,441	72,174
2019						3,944	16,687	30,518	46,478	69,384
2020							2,400	8,673	17,805	32,606
2021								3,205	12,944	31,494
2022									4,658	23,084
2023										4,329
									Total	437,090
	All outstanding liabilities before 2014, net of reinsurance									2,868
	Liabilities for claims and claim adjustment expenses, net of reinsurance									$ 989,992

Historical Claims Duration

The following is supplementary information about average historical claims duration as of December 31, 2023:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance									
	(Unaudited)									
Years	1	2	3	4	5	6	7	8	9	10
Casualty - claims made	4.6 %	21.0 %	22.7 %	16.3 %	10.8 %	6.9 %	2.0 %	2.3 %	0.1 %	0.5 %
Casualty - occurrence	2.0 %	7.1 %	13.1 %	17.9 %	15.1 %	12.9 %	9.2 %	5.0 %	3.7 %	1.9 %

Reconciliation of Incurred and Paid Claims Development to the Liability for Unpaid Claims and Claim Adjustment Expenses

The reconciliation of the net incurred and paid claims development tables to the liability for unpaid claims and claim adjustment expenses in the consolidated statement of financial position is as follows:

(in thousands)	December 31, 2023
Net outstanding liabilities	
Property	$ 66,579
Casualty - claims made	244,880
Casualty - occurrence	989,992
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,301,451
Reinsurance recoverable on unpaid claims	
Property	60,888
Casualty - claims made	21,393
Casualty - occurrence	159,820
Allowance for credit losses	(744)
Total reinsurance recoverable on unpaid claims	241,357
Unallocated claims adjustment expenses	149,323
Allowance for credit losses	744
Gross liability for unpaid claims and claim adjustment expense	$ 1,692,875

8. Reinsurance

The Company purchases reinsurance from other insurance companies ("reinsurers") in order to limit its exposure to large losses and enable it to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, part or all of its exposure to the reinsurer that receives a portion of the premium. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

The following table summarizes the effect of reinsurance on premiums written and earned:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(in thousands)					
Written:						
Direct	$	1,568,815	$	1,102,092	$	764,373
Ceded		(304,185)		(165,282)		(104,164)
Net written	$	1,264,630	$	936,810	$	660,209
Earned:						
Direct	$	1,367,141	$	950,145	$	677,630
Ceded		(294,604)		(156,026)		(94,751)
Net earned	$	1,072,537	$	794,119	$	582,879

Incurred losses and loss adjustment expenses were net of reinsurance recoverables (ceded incurred losses and loss adjustment expenses) of $115.9 million, $117.9 million and $49.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Reinsurance balances

The following table presents reinsurance recoverables on paid and unpaid losses as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Reinsurance recoverables on paid losses	$	6,479	$	43,415
Reinsurance recoverables on unpaid losses		241,357		177,039
Reinsurance recoverables	$	247,836	$	220,454

Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. Allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. All reinsurance recoverables are from companies with A.M. Best ratings of "A-" (Excellent) or better. To further reduce credit exposure to reinsurance recoverable balances, the Company has received letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations. The Company recorded an allowance for credit losses of $0.7 million and $0.5 million related to its reinsurance balances at December 31, 2023 and 2022, respectively; however, the deterioration in the credit quality of existing reinsurers or disputes over reinsurance agreements could result in future charges.

At December 31, 2023, reinsurance recoverables on paid and unpaid losses from the Company's five largest reinsurers were $64.1 million, $31.0 million, $27.3 million, $23.4 million and $17.7 million, representing 66.0% of the total balance.

At December 31, 2023, unearned premiums ceded to five reinsurers were $11.9 million, $6.1 million, $5.5 million, $5.4 million, and $4.9 million representing 64.4% of the total balance.

9. Stockholders' equity

Capital Stock

The Company's authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. There were no shares of preferred stock issued or outstanding at December 31, 2023 or 2022.

Public Offerings

In November 2022, the Company completed an underwritten public offering and sold and issued 155,000 shares of its common stock at a price of $308.30 per share, to the underwriter. The Company received net proceeds from the offering of $47.5 million.

Equity-based Compensation

On July 27, 2016, the Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (the "2016 Incentive Plan") became effective. The 2016 Incentive Plan, which is administered by the Compensation, Nominating and Corporate Governance Committee of the Company's Board of Directors, provides for grants of stock options, restricted stock, restricted stock units and other stock-based awards to officers, employees, directors, independent contractors and consultants. The number of shares of common stock available for issuance under the 2016 Incentive Plan may not exceed 2,073,832.

The Company recognized total equity-based compensation expense of $9.4 million, $6.7 million and $4.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Stock Options

On July 27, 2016, the Board of Directors approved, and the Company granted, 1,036,916 stock options with an exercise price equal to the initial public offering price of $16.00 per share. The options have a maximum contractual term of 10 years and vested in 4 equal annual installments following the date of the grant. The weighted average grant date fair value of options granted during 2016 was $2.71 per share. The value of the options granted was estimated at the date of grant using the Black-Scholes pricing model.

A summary of option activity as of December 31, 2023 and changes during the year then ended is presented below:

	Number of Shares	Weighted-average exercise price	Weighted-average remaining years of contractual life	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2022	256,357	$ 16.00		
Granted	—	—		
Forfeited	—	—		
Exercised	(54,797)	16.00		
Outstanding at December 31, 2023	201,560	$ 16.00	2.6	$ 64,280
Exercisable at December 31, 2023	201,560	$ 16.00	2.6	$ 64,280

The total intrinsic value of options exercised was $17.7 million during the year ended December 31, 2023 and $15.6 million during the year ended December 31, 2022.

Restricted Stock Awards

During 2023, the Board of Directors approved, and the Company granted, restricted stock awards under the 2016 Incentive Plan. The restricted stock awards were valued on the date of grant and will vest over a period of 1 to 4 years corresponding to the anniversary date of the grants. The fair value of restricted stock awards was determined based on the closing trading price of the Company's common stock on the grant date or, if no common stock was traded on the grant date, the last preceding date for which there was a sale of common stock. Except for restrictions placed on the transferability of restricted stock, holders of unvested restricted stock have full stockholder's rights, including voting rights and the right to receive cash dividends.

Unvested restricted stock awards and accrued dividends, if any, are forfeited upon the termination of service to or employment with the Company.

A summary of restricted stock activity under the equity compensation plans for the year ended is as follows:

	December 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value per Share
Nonvested outstanding at the beginning of the period	98,621	$ 182.37
Granted	51,176	$ 313.35
Vested	(40,951)	$ 163.98
Forfeited	(1,024)	$ 252.44
Nonvested outstanding at the end of the period	107,822	$ 250.86

Employees surrender restricted stock awards to pay for withholding tax obligations resulting from any vesting of those awards. During the year ended December 31, 2023, restricted stock awards withheld for taxes in connection with the vesting of those awards totaled 13,556.

The per share weighted average grant-date fair value of the Company's restricted stock awards granted during the years ended December 31, 2023, 2022 and 2021 was $313.35, $211.86 and $185.00, respectively. The fair value of restricted stock awards that vested during the year ended December 31, 2023, 2022 and 2021 was $12.8 million, $10.0 million and $6.8 million, respectively. As of December 31, 2023, the Company had $19.2 million of total unrecognized stock-based compensation expense expected to be charged to earnings over a weighted-average period of 2.3 years.

Subsequent Events

The Board of Directors granted 3,576 restricted stock awards on January 1, 2024 under the 2016 Incentive Plan to the Company's non-employee directors. The restricted stock awards had a fair value on the date of grant of $334.91 per share and will vest on the first anniversary date of the grant.

On February 12, 2024, the Company's Board of Directors declared a cash dividend of $0.15 per share of common stock. This dividend is payable on March 13, 2024 to all stockholders of record on February 27, 2024.

10.   Earnings per share

The following table represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations contained in the consolidated financial statements:

	Year ended December 31,		
	2023	2022	2021
	(in thousands, except per share data)		
Net income	$ 308,093	$ 159,114	$ 152,659
Weighted average common shares outstanding - basic	23,045	22,815	22,693
Dilutive effect of shares issued under stock compensation arrangements:			
Stock options	214	269	324
Restricted stock awards	48	41	45
Total dilutive effect of shares issued under stock compensation arrangements	262	310	369
Weighted average common shares outstanding - diluted	23,307	23,125	23,062
Earnings per common share:			
Basic	$ 13.37	$ 6.97	$ 6.73
Diluted	$ 13.22	$ 6.88	$ 6.62

There were 1 thousand, zero and 30 thousand anti-dilutive stock awards for the years ended December 31, 2023, 2022 and 2021, respectively.

Basic earnings per share was computed by dividing the earnings attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share was computed by dividing earnings attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, including potentially dilutive shares of common stock for the period determined using the treasury stock method.

11.   Debt

Note Purchase and Private Shelf Agreement

On July 22, 2022, the Company entered into a Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("Prudential") and the purchasers of the Series A Notes (as defined below), named in the Purchaser Schedule attached thereto (collectively, the "Note Purchasers"). Pursuant to the Note Purchase Agreement, on July 22, 2022, the Company issued $125.0 million aggregate principal amount of 5.15% Series A Senior Notes Due July 22, 2034 (collectively, the "Series A Notes") to the Note Purchasers. The Note Purchase Agreement also provides for the issuance of additional shelf notes issued thereunder (the "Shelf Notes" and, together with the Series A Notes, the "Notes") not to exceed $150.0 million of Notes outstanding thereunder.

On September 18, 2023, the Company entered into a First Amendment to the Note Purchase Agreement and increased the additional Shelf Notes limit to $200.0 million. Pursuant to the First Amendment to the Note Purchase Agreement, on September 18, 2023, the Company issued a $50.0 million aggregate principal amount 6.21% Series B Senior Note due July 22, 2034 to the note purchaser.

The Series A and B Notes are senior unsecured obligations of the Company and rank pari passu with the Company's Amended and Restated Credit Agreement.

The Series A Notes bear interest at 5.15% per annum and mature on July 22, 2034, unless paid earlier by the Company. Should the Company elect to prepay the Series A Notes, such aggregate prepayment will include the applicable make-whole amount(s), as defined within the applicable Note Purchase Agreement. Principal payments are required annually beginning on July 22, 2030 in equal installments of $25.0 million through July 22, 2034.

The Series B Note bears interest at 6.21% per annum and matures on July 22, 2034, unless paid earlier by the Company. Should the Company elect to prepay the Series B Note, such aggregate prepayment will include the applicable make-whole amount(s), as defined within the applicable Note Purchase Agreement. Principal payments are required annually beginning on July 22, 2030 in equal installments of $10.0 million through July 22, 2034.

Credit Agreement

On May 28, 2019, the Company entered into a Credit Agreement (the "Credit Agreement") that provided the Company with a $50.0 million senior unsecured revolving credit facility (the "Credit Facility") and an uncommitted accordion feature that permits the Company to increase the commitments by an additional $30.0 million. On July 22, 2022, the Company entered into an Amended and Restated Credit Agreement, with JPMorgan Chase Bank, N.A., as administrative agent and as issuing bank, Truist Bank, as syndication agent, and the lenders party thereto (collectively, the "Lenders"). The Amended and Restated Credit Agreement extended the maturity date to July 22, 2027, and increased the aggregate commitment to $100.0 million, with the option to increase the aggregate commitment by $30.0 million, subject to the Company obtaining commitments from existing or new lenders and satisfying other conditions specified in the Amended and Restated Credit Agreement. The Company is required to pay a Commitment Fee Rate (as defined therein) of 0.25% on the average daily amount of the Available Revolving Commitment (as defined therein). Borrowings under the Amended and Restated Credit Agreement may be used for general corporate purposes (which may include, without limitation, to fund future growth, to finance working capital needs, to fund capital expenditures, and to refinance, redeem or repay indebtedness). In September 2023, the Company used proceeds from the sale of its real estate investment property to pay down $62.0 million from the Credit Facility.

The loans under the Amended and Restated Credit Agreement bear interest, at the Company's option, at a rate equal to the Adjusted Term SOFR Rate (as defined therein) plus 1.625% or the Alternate Base Rate (as defined therein) plus 0.625%. For the year ended December 31, 2023, the annual weighted-average interest rate of borrowings under the Credit Facility was 6.84%.

The following table presents the Company's outstanding debt as of December 31, 2023 and December 31, 2022:

	Issuance	Maturities	December 31, 2023	December 31, 2022
			(in thousands)	
Credit Facility	Various	7/22/2027	$ 11,000	$ 73,000
5.15% Series A Notes	7/22/2022	7/22/2034	125,000	125,000
6.21% Series B Note	9/18/2023	7/22/2034	50,000	—
Less: Unamortized debt issuance costs			(2,154)	(2,253)
Total debt			$ 183,846	$ 195,747

Interest paid under both agreements totaled $10.5 million, $2.4 million and $0.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Both the Note Purchase Agreement and the Amended and Restated Credit Agreement contain representations and affirmative and negative covenants, including financial covenants customary for agreements of this type, as well as customary events of default provisions. As of December 31, 2023, the Company was in compliance with all of its financial covenants under both the Note Purchase Agreement and the Credit Facility.

12.   Contingencies

Contingencies arise in the normal conduct of the Company's operations and are not expected to have a material effect on the Company's financial condition or results of operations. However, adverse outcomes are possible and could negatively affect the Company's financial condition and results of operations.

In June 2019, Marie Hughes, as authorized administrator for the estate of George Hughes, filed a wrongful death claim against Venetian Hills Apartments, LLC ("Venetian Hills") in DeKalb County in Georgia state court. On December 20, 2023, the jury awarded a verdict to the plaintiff of $140 million.

Venetian Hills was a policyholder of a $1 million general liability policy issued by Kinsale Insurance. The Company believes exclusions in the policy apply to the claim and intends to defend any action related to this proceeding vigorously. The Company expects to appeal the verdict at the conclusion of post trial motions and does not expect a resolution as to the Company's liability, if any, with respect to this matter in the foreseeable future, and potentially for multiple years.

The Company does not believe this legal proceeding will have a material adverse effect on its results of operations or business. The Company believes adequate provision has been made in its consolidated financial statements and its existing reserves account for liabilities to the Company relating to claims such as this legal proceeding.

13. Employee benefit plan

The Company has established a defined contribution employee retirement plan ("Plan") in accordance with Section 401(k) of the Internal Revenue Code. Expenses related to the Plan were $3.8 million, $3.1 million and $2.2 million in 2023, 2022 and 2021, respectively.

14. Other comprehensive income (loss)

The following table summarizes the components of other comprehensive income (loss):

	Year Ending December 31,		
	2023	2022	2021
	(in thousands)		
Unrealized gains (losses) on fixed-maturity securities arising during the period, before income taxes:	$ 49,384	$ (193,970)	$ (26,792)
Income tax (expense) benefit	(10,371)	40,734	5,626
Unrealized gains (losses) arising during the period, net of income taxes	39,013	(153,236)	(21,166)
Less reclassification adjustment:			
Net realized investment (losses) gains on available-for-sale investments	(1,443)	121	2,644
Income tax benefit (expense)	303	(25)	(555)
Reclassification adjustment included in net income	(1,140)	96	2,089
Change in allowance for credit losses on investments, before income taxes	(187)	(366)	—
Income tax benefit	39	77	—
Reclassification adjustment included in net income	(148)	(289)	—
Other comprehensive income (loss)	$ 40,301	$ (153,043)	$ (23,255)

The sale of or credit loss on an available-for-sale security results in amounts being reclassified from accumulated other comprehensive income to realized gains or losses in current period earnings. The related tax effect of the reclassification adjustment is recorded in income tax expense in current period earnings. See Note 2 for additional information.

15.   Underwriting information

The Company has one reportable segment, the Excess and Surplus Lines Insurance segment, which primarily offers commercial excess and surplus lines liability and property insurance products through its underwriting divisions. Gross written premiums by underwriting division are presented below:

	Year Ended December 31,					
	2023		2022		2021	
	(in thousands)					
Commercial:						
Commercial Property	$	411,956	$	181,505	$	72,392
Excess Casualty		194,049		147,485		108,487
Small Business Casualty		174,080		149,366		112,553
Construction		137,887		122,524		101,441
General Casualty		118,745		69,784		36,037
Allied Health		67,808		58,839		51,945
Products Liability		61,786		60,374		55,070
Small Business Property		43,893		21,002		6,160
Life Sciences		41,379		41,346		40,487
Entertainment		39,218		22,268		12,401
Energy		38,637		32,217		19,710
Professional Liability		35,743		30,313		22,626
Management Liability		26,617		28,856		28,031
Environmental		25,938		19,455		13,584
Excess Professional		24,033		22,826		21,340
Health Care		20,378		16,916		11,156
Public Entity		20,028		15,512		9,977
Commercial Auto		19,050		5,950		977
Inland Marine		18,669		14,396		9,752
Aviation		6,453		4,424		2,099
Ocean Marine		2,339		765		215
Product Recall		1,637		1,419		810
Railroad		15		—		—
Total commercial		1,530,338		1,067,542		737,250
Personal:						
Personal Insurance		24,182		31,289		27,002
High Value Homeowners		14,295		3,261		121
Total personal		38,477		34,550		27,123
Total	$	1,568,815	$	1,102,092	$	764,373

Certain prior year amounts are reclassified to conform to current year's divisions and the business underwritten within them.

Commercial Property underwrites first-party coverage on manufacturing facilities, government and municipal buildings, professional buildings, offices and general commercial properties, vacant properties, as well as entertainment and retail facilities.

Excess Casualty underwrites excess liability over risks that would fit within the general casualty, construction, products liability and small business casualty divisions. Coverage is written over the Company's primary liability policies as well as those of other insurers. This division also writes excess liability over primary commercial auto liability policies written by other carriers.

Small Business Casualty underwrites commercial general liability on smaller risks, generally businesses with revenues not exceeding $2.5 million, with an emphasis on artisan contractors and premises related exposures.

Construction underwrites commercial general liability coverage on contractors focusing on new residential construction, residential remodeling and renovation and commercial construction.

General Casualty underwrites general liability and liquor liability on hospitality, habitational and retail risks, among others, with similar premises liability loss exposures.

Allied Health underwrites commercial general liability, professional liability and excess liability on allied health and social service risks including assisted living facilities, home health care agencies and outpatient medical facilities.

Products Liability underwrites commercial general liability on manufacturers, distributors and importers of a wide array of consumer, commercial and industrial products.

Small Business Property underwrites Commercial Property coverage for smaller properties, generally with total insured values not exceeding $3.5 million, including banks, daycare centers, strip malls, and greenhouses, among others.

Life Sciences underwrites general liability, products liability and professional liability coverage for manufacturers, distributors and developers of dietary supplements, medical devices, pharmaceuticals, biologics, health and beauty products, durable medical equipment and clinical trials.

Entertainment underwrites commercial general liability for small-to-medium sized entertainment classes, including such classes as bowling alleys, campgrounds, escape rooms, fitness centers, museums and paintball facilities, among others.

Energy underwrites commercial general liability, pollution liability, professional liability and excess liability on enterprises engaged in the business of energy production or distribution or mining including drillers, lease operators, contractors, product manufacturers and alternative energy.

Professional Liability underwrites small-to-medium sized non-medical professional liability risks. The classes of risks include accountants, architects and engineers, financial planners, insurance agents, lawyers, realtors and certain other professions.

Management Liability underwrites directors and officers liability, employment practices liability and fiduciary liability coverage on a variety of commercial and government risks.

Environmental underwrites commercial general liability, pollution liability and professional liability on a wide range of commercial risks where environmental exposures exist that are operational in nature or related to the premises.

Excess Professional underwrites excess coverage over an array of insurance products in Allied Health, Management Liability, Health Care and Professional Liability.

Health Care underwrites medical professional liability for physicians, surgeons, dentists, chiropractors and podiatrists. Policies cover both individuals and small practice groups.

Public Entity underwrites law enforcement professional liability and school board liability.

Commercial Auto underwrites garage liability and excess auto coverages.

Inland Marine underwrites a variety of inland marine coverages including builders risk, contractors' equipment, transportation risks and mobile equipment.

Aviation underwrites general liability coverage for small-to-medium sized aviation-related businesses.

Ocean Marine underwrites marine cargo coverage for small-to-medium sized risks that transport goods and products in domestic inland waterways and certain U.S. coastal waters.

Product Recall underwrites recall expense and liability coverage for life sciences and general products sector consumable, commercial and consumer goods.

Railroad underwrites excess liability for Class III short line railroads, railroad support activities and contractors and other miscellaneous railroad-related risks.

Personal Insurance writes homeowners' coverage on manufactured homes with catastrophe exposure due to coastal location.

High Value Homeowners underwrites first party homeowners' coverage on homes valued above $1.0 million on a primary and excess basis.

The Company does business with three unaffiliated insurance brokers that generated $316.5 million, $286.8 million and $178.7 million of gross written premiums for the year ended December 31, 2023, representing 20.2%, 18.3% and 11.4% of gross written premiums, respectively. No other broker generated 10.0% or more of the gross written premiums for the year ended December 31, 2023.

16.   Statutory financial information

Kinsale Insurance maintains its accounts in conformity with accounting practices prescribed or permitted by state regulatory authorities that vary in certain respects from U.S. GAAP. In converting from statutory accounting principles to U.S. GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory non-admitted assets and the inclusion of net unrealized gains or losses relating to fixed maturities in stockholders' equity. The Company does not use any permitted practices that are different from prescribed statutory accounting practices.

Statutory net income and statutory capital and surplus for Kinsale Insurance as of December 31, 2023, 2022, and 2021 and for the years then ended are summarized as follows:

	Year ended December 31,		
	2023	2022	2021
	(in thousands)		
Statutory net income	$ 259,042	$ 151,105	$ 115,885
Statutory capital and surplus	$ 1,167,382	$ 835,664	$ 606,910

Kinsale Insurance is subject to risk-based capital ("RBC") requirements. RBC is a method developed by the National Association of Insurance Commissioners ("NAIC") to determine the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formula for determining the amount of RBC is calculated using various factors, weighted based on the perceived degree of risk, which are applied to certain financial balances and financial activity. The adequacy of a company's actual capital is evaluated by a comparison to the RBC results, as determined by the formula. Companies that do not maintain statutory capital and surplus at a level in excess of the company action level RBC are required to take specified actions. At December 31, 2023 and 2022, actual statutory capital and surplus for Kinsale Insurance substantially exceeded the regulatory requirements.

Dividend payments to Kinsale from Kinsale Insurance are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Arkansas. The maximum dividend distribution is limited by Arkansas law to the greater of 10% of policyholder surplus as of December 31 of the previous year or statutory net income, not including realized capital gains, for the previous calendar year. Dividend payments are further limited to that part of available policyholder surplus which is derived from net profits on its business. The maximum dividend distribution that can be paid by Kinsale Insurance during 2024 without prior approval is $257.3 million.

17.   Immaterial Correction to Prior Period Financial Statements for Accounting Policy Change

The Company charges insureds certain policy fees and recognizes such fees into earnings when the related premium is written. Previously, the Company presented these fees as a reduction of underwriting, acquisition and insurance expenses. Effective April 1, 2023, the Company corrected its accounting policy to present these fees as fee income in the consolidated statements of income and comprehensive income in accordance with ASC 944, Financial Services–Insurance.

The Company presented $27.0 million as fee income for the year ended December 31, 2023 in the consolidated statements of income and comprehensive income. The Company reclassified $19.6 million and $13.7 million to fee income from underwriting, acquisition and insurance expenses in the previously issued financial statements on Form 10-K for the years ended December 31, 2022 and 2021, respectively, to correct prior periods' presentation. The Company considered the qualitative and quantitative impacts and determined that the correction was not material to the Company's previously issued consolidated financial statements.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Summary of Investments—Other than Investments in Related Parties

Type of Investment	Cost or Amortized Cost	Fair Value (if applicable)	Amount at which shown on Balance Sheet
	(in thousands)		
Fixed maturities:			
U.S. Treasury securities and obligations of U.S. government agencies	$ 28,003	$ 27,254	$ 27,254
Obligations of states, municipalities and political subdivisions	191,080	171,044	171,044
Corporate and other securities	1,437,468	1,387,693	1,387,693
Asset-backed securities	641,700	641,760	641,760
Residential mortgage-backed securities	463,904	417,106	417,106
Commercial mortgage-backed securities	72,308	66,902	66,902
Total fixed maturities	2,834,463	2,711,759	2,711,759
Equity securities:			
Common stocks:			
ETFs (industrial, miscellaneous and all other)	65,401	106,300	106,300
Banks, trust and insurance companies	22,090	24,528	24,528
Industrial, miscellaneous and all other	67,763	70,812	70,812
Non-redeemable preferred stock	38,289	33,173	33,173
Total equity securities	193,543	234,813	234,813
Short-term investments	5,601	5,589	5,589
Real estate investments (none acquired in satisfaction of debt)	14,791		14,791
Total investments	$ 3,048,398		$ 2,966,952

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Condensed Financial Information of Registrant

Balance Sheets (Parent Company Only)

	December 31, 2023	December 31, 2022
	(in thousands)	
Assets		
Cash and cash equivalents	$ 17,082	$ 34,789
Due from subsidiaries	26,479	81,505
Investment in subsidiaries	1,230,371	827,911
Deferred income tax asset, net	1,673	1,301
Other assets	410	278
Total assets	$ 1,276,015	$ 945,784
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 2,042	$ 1,558
Income taxes payable	3,201	2,948
Debt	183,846	195,747
Other liabilities	94	82
Total liabilities	189,183	200,335
Stockholders’ equity:		
Common stock	232	231
Additional paid-in capital	352,970	347,015
Retained earnings	828,247	533,121
Accumulated other comprehensive income	(94,617)	(134,918)
Stockholders’ equity	1,086,832	745,449
Total liabilities and stockholders’ equity	$ 1,276,015	$ 945,784

See accompanying notes to condensed financial information.

See accompanying Report of Independent Registered Public Accounting Firm.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Condensed Financial Information of Registrant

Statements of Income and Comprehensive Income (Parent Company Only)

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Revenues:			
Management fees from subsidiaries	$ 11,918	$ 8,686	$ 7,002
Net investment income	—	121	—
Net realized investment gains	—	8	—
Total revenues	11,918	8,815	7,002
Expenses:			
Operating expenses	13,007	9,765	7,972
Interest expense	10,301	4,284	994
Total expenses	23,308	14,049	8,966
Loss before income taxes	(11,390)	(5,234)	(1,964)
Income tax benefit	(7,324)	(5,387)	(3,424)
(Loss) income before equity in net income of subsidiaries	(4,066)	153	1,460
Equity in net income of subsidiaries	312,159	158,961	151,199
Net income	308,093	159,114	152,659
Other comprehensive income (loss):			
Equity in other comprehensive earnings (losses) of subsidiaries	40,301	(153,043)	(23,255)
Total comprehensive income	$ 348,394	$ 6,071	$ 129,404

See accompanying notes to condensed financial information.

See accompanying Report of Independent Registered Public Accounting Firm.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Condensed Financial Information of Registrant

Statements of Cash Flows (Parent Company Only)

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Operating activities			
Net income	$ 308,093	$ 159,114	$ 152,659
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Deferred tax benefit	(372)	(367)	(347)
Stock compensation expense	9,361	6,678	4,844
Equity in undistributed earnings of subsidiaries	(312,159)	(158,961)	(151,199)
Changes in operating assets and liabilities	55,893	(71,639)	3,955
Dividends received from subsidiary	—	—	8,000
Net cash provided by (used in) operating activities	60,816	(65,175)	17,912
Investing activities			
Contributions to subsidiary	(50,000)	(100,624)	(571)
Net cash used in investing activities	(50,000)	(100,624)	(571)
Financing activities			
Common stock issued, net of transaction costs	—	47,498	—
Proceeds from credit facility	—	73,000	—
Proceeds from notes payable	50,000	125,000	—
Repayment of credit facility	(62,000)	(43,000)	—
Debt issuance costs	(164)	(2,381)	—
Payroll taxes withheld and remitted on share-based payments	(4,282)	(3,288)	(2,101)
Common stock issued, stock options exercised	877	1,090	982
Dividends paid	(12,954)	(11,927)	(10,021)
Net cash (used in) provided by financing activities	(28,523)	185,992	(11,140)
Net change in cash and cash equivalents	(17,707)	20,193	6,201
Cash and cash equivalents at beginning of year	34,789	14,596	8,395
Cash and cash equivalents at end of year	$ 17,082	$ 34,789	$ 14,596

See accompanying notes to condensed financial information.

See accompanying Report of Independent Registered Public Accounting Firm.

KINSALE CAPITAL GROUP, INC.

Condensed Financial Information of Registrant

Notes to Condensed Financial Information

(Parent Company Only)

1. Accounting policies

Organization

Kinsale Capital Group, Inc. (the "Company"), a Delaware domiciled insurance holding company, was formed on June 3, 2009 for the purpose of acquiring and managing insurance entities.

Basis of presentation

The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

Estimates and assumptions

Preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

Debt

Note Purchase and Private Shelf Agreement

On July 22, 2022, the Company entered into a Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("Prudential") and the purchasers of the Series A Notes (as defined below), named in the Purchaser Schedule attached thereto (collectively, the "Note Purchasers"). Pursuant to the Note Purchase Agreement, on July 22, 2022, the Company issued $125.0 million aggregate principal amount of 5.15% Series A Senior Notes Due July 22, 2034 (collectively, the "Series A Notes") to the Note Purchasers. The Note Purchase Agreement also provides for the issuance of additional shelf notes issued thereunder (the "Shelf Notes" and, together with the Series A Notes, the "Notes") not to exceed $150.0 million of Notes outstanding thereunder.

On September 18, 2023, the Company entered into a First Amendment to the Note Purchase Agreement and increased the additional Shelf Notes limit to $200.0 million. Pursuant to the First Amendment to the Note Purchase Agreement, on September 18, 2023, the Company issued a $50.0 million aggregate principal amount 6.21% Series B Senior Note due July 22, 2034 to the note purchaser.

The Series A and B Notes are senior unsecured obligations of the Company and rank pari passu with the Company's Amended and Restated Credit Agreement.

The Series A Notes bear interest at 5.15% per annum and mature on July 22, 2034, unless paid earlier by the Company. Should the Company elect to prepay the Series A Notes, such aggregate prepayment will include the applicable make-whole amount(s), as defined within the applicable Note Purchase Agreement. Principal payments are required annually beginning on July 22, 2030 in equal installments of $25.0 million through July 22, 2034.

The Series B Note bears interest at 6.21% per annum and matures on July 22, 2034, unless paid earlier by the Company. Should the Company elect to prepay the Series B Note, such aggregate prepayment will include the applicable make-whole amount(s), as defined within the applicable Note Purchase Agreement. Principal payments are required annually beginning on July 22, 2030 in equal installments of $10.0 million through July 22, 2034.

Credit Agreement

On May 28, 2019, the Company entered into a Credit Agreement (the "Credit Agreement") that provided the Company with a $50.0 million senior unsecured revolving credit facility (the "Credit Facility") and an uncommitted accordion feature that permits the Company to increase the commitments by an additional $30.0 million. On July 22, 2022, the Company entered into an Amended and Restated Credit Agreement, with JPMorgan Chase Bank, N.A., as administrative agent and as issuing bank, Truist Bank, as syndication agent, and the lenders party thereto (collectively, the "Lenders"). The Amended and Restated Credit Agreement extended the maturity date to July 22, 2027, and increased the aggregate commitment to $100.0 million, with the option to increase the aggregate commitment by $30.0 million, subject to the Company obtaining commitments from existing or new lenders and satisfying other conditions specified in the Amended and Restated Credit Agreement. The Company is required to pay a Commitment Fee Rate (as defined therein) of 0.25% on the average daily amount of the Available Revolving Commitment (as defined therein). Borrowings under the Amended and Restated Credit Agreement may be used for general corporate purposes (which may include, without limitation, to fund future growth, to finance working capital needs, to fund capital expenditures, and to refinance, redeem or repay indebtedness). In September 2023, the Company used proceeds from the sale of its real estate investment property to pay down $62.0 million from the Credit Facility.

The loans under the Amended and Restated Credit Agreement bear interest, at the Company's option, at a rate equal to the Adjusted Term SOFR Rate (as defined therein) plus 1.625% or the Alternate Base Rate (as defined therein) plus 0.625%. For the year ended December 31, 2023, the annual weighted-average interest rate of borrowings under the Credit Facility was 6.84%.

The following table presents the Company's outstanding debt as of December 31, 2023 and December 31, 2022:

	Issuance	Maturities	September 30, 2023	December 31, 2022
			(in thousands)	
Credit Facility	Various	7/22/2027	$ 11,000	$ 73,000
5.15% Series A Notes	7/22/2022	7/22/2034	125,000	125,000
6.21% Series B Note	9/18/2023	7/22/2034	50,000	—
Less: Unamortized debt issuance costs			(2,154)	(2,253)
Total debt			$ 183,846	$ 195,747

Interest paid under both agreements totaled $10.5 million, $2.4 million and $0.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Both the Note Purchase Agreement and the Amended and Restated Credit Agreement contain representations and affirmative and negative covenants, including financial covenants customary for agreements of this type, as well as customary events of default provisions. As of December 31, 2023, the Company was in compliance with all of its financial covenants under both the Note Purchase Agreement and the Credit Facility.

Dividends from subsidiary

There were no cash dividends paid to Kinsale Capital Group, Inc. by its wholly-owned subsidiary, Kinsale Insurance Company for the years ended December 31, 2023 or 2022. Cash dividends paid by the insurance subsidiary were $8.0 million for the year ended December 31, 2021.

Contingencies

Liabilities for loss contingencies, arising from non-insurance policy claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

KINSALE CAPITAL GROUP, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Additions Amounts Charged to Expense	Deductions Amounts Written Off or Disposals	Balance at End of Period
Year Ended December 31, 2023:				
Allowance for premiums receivable	$ 8,067	$ 9,790	$ 4,474	$ 13,383
Valuation allowance for deferred tax assets	5,188	994	—	6,182
Allowance for reinsurance recoverables	459	285	—	744
Allowance for credit losses on fixed-maturity investments	366	199	12	553
Year Ended December 31, 2022:				
Allowance for premiums receivable	3,391	5,988	1,312	8,067
Valuation allowance for deferred tax assets	4,159	1,029	—	5,188
Allowance for reinsurance recoverables	400	59	—	459
Allowance for credit losses on fixed-maturity investments	—	366	—	366
Year Ended December 31, 2021:				
Allowance for premiums receivable	3,087	2,189	1,885	3,391
Valuation allowance for deferred tax assets	3,491	668	—	4,159
Allowance for reinsurance recoverables	282	118	—	400

See accompanying Report of Independent Registered Public Accounting Firm.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's President and Chief Executive Officer and the Company's Executive Vice President, Chief Financial Officer and Treasurer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, with the participation of the Company's President and Chief Executive Officer and the Company's Executive Vice President, Chief Financial Officer and Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Company's President and Chief Executive Officer and the Company's Executive Vice President, Chief Financial Officer and Treasurer concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. Management's Report on Internal Control Over Financial Reporting and the report of the Company's independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2023 are included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

Transactions in our securities by our non-employee directors and executive officers are required to be made in accordance with our Policy on the Prevention of Insider Trading and Selective Disclosure (the "Insider Trading Policy"), which, among other things, requires that the transactions be in accordance with applicable U.S. federal securities laws that prohibit trading while in possession of material nonpublic information. Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables prearranged transactions in securities in a manner that avoids concerns about initiating transactions at a future date while possibly in possession of material nonpublic information. Our Insider Trading Policy permits our non-employee directors and executive officers to enter into trading plans designed to comply with Rule 10b5-1.

During the fourth quarter of 2023, none of our non-employee directors or executive officers adopted, modified or terminated a Rule 10b5-1 trading plan or adopted, modified or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to the definitive Kinsale Capital Group, Inc. Proxy Statement to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the definitive Kinsale Capital Group, Inc. Proxy Statement to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to the definitive Kinsale Capital Group, Inc. Proxy Statement to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to the definitive Kinsale Capital Group, Inc. Proxy Statement to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Richmond, VA, Auditor Firm ID: 185.

The information required by Item 14 is incorporated by reference to the definitive Kinsale Capital Group, Inc. Proxy Statement to be filed with the SEC not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following consolidated financial statements of Kinsale Capital Group, Inc. and subsidiaries are filed as part of this report under Item 8 — Financial Statements and Supplementary Data:

All other financial schedules are not required under the related instructions, or are inapplicable and therefore have been omitted.

Item 16. Form 10-K Summary

None.

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Kinsale Capital Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 24, 2018)
3.2	Amended and Restated By-Laws of Kinsale Capital Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on September 18, 2023)
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed with the SEC on February 25, 2022)
10.1+	Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 18, 2016)
10.1a+	Amendment to Outstanding Awards under the Kinsale Capital Group Inc. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1a to the Company's Annual Report on Form 10-K, filed with the SEC on February 28, 2018)
10.1b+	Amendment to the Kinsale Capital Group, Inc. 2016 Omnibus Incentive Plan
10.2a+	Form of Stock Option Grant Notice and Award Agreement (Employee) (incorporated by reference to Exhibit 10.5a to Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 18, 2016)
10.2b+	Form of Stock Option Grant Notice and Award Agreement (Director) (incorporated by reference to Exhibit 10.5b to Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 18, 2016)
10.3+	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed with the SEC on February 28, 2018)
10.4+	Employment and Arbitration Agreement, dated as of June 4, 2009 between Kinsale Management, Inc. and Michael P. Kehoe (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1, filed with the SEC on July 1, 2016)
10.5	Form of Indemnification Agreement between Kinsale Capital Group, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 18, 2016)
10.6	Note Purchase and Private Shelf Agreement, dated as of July 22, 2022, among Kinsale Capital Group, Inc., PGIM, Inc. and the purchasers of the Notes named in the Purchaser Schedule attached thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2022).
10.6a	First Amendment to the Note Purchase and Private Shelf Agreement, dated as of September 18, 2023, among Kinsale Capital Group, Inc., PGIM, Inc. and the other noteholders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 18, 2023).
10.7	Amended and Restated Credit Agreement, dated as of July 22, 2022, among Kinsale Capital Group, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as issuing bank, Truist Bank, as syndication agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 22, 2022)
10.7a	Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of September 18, 2023, among Kinsale Capital Group, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as lender, Truist Bank, as lender, and CIBC Bank USA, as lender (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 18, 2023).
21.1	List of subsidiaries of Kinsale Capital Group, Inc.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   This certification is deemed not filed for purposes of section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

\+   Compensatory plan or arrangement

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 23, 2024.


KINSALE CAPITAL GROUP, INC.

By: /s/ Michael P. Kehoe
Michael P. Kehoe
President and Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael P. Kehoe Michael P. Kehoe	President, Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2024
/s/ Bryan P. Petrucelli Bryan P. Petrucelli	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 23, 2024
/s/ Steven J. Bensinger Steven J. Bensinger	Director	February 23, 2024
/s/ Teresa P. Chia Teresa P. Chia	Director	February 23, 2024
/s/ Robert V. Hatcher, III Robert V. Hatcher, III	Director	February 23, 2024
/s/ Anne C. Kronenberg Anne C. Kronenberg	Director	February 23, 2024
/s/ Robert Lippincott III Robert Lippincott III	Director	February 23, 2024
/s/ James J. Ritchie James J. Ritchie	Director	February 23, 2024
/s/ Frederick L. Russell, Jr. Frederick L. Russell, Jr.	Director	February 23, 2024
/s/ Gregory M. Share Gregory M. Share	Director	February 23, 2024

[This page intentionally left blank]

[This page intentionally left blank]

BR49714P-0324-10K